北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

29 September 2005

05011635

Securities and Exchange Com
450 Fifth Street, N.W.
Washington, D.C.20549
U.S.A.

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-5242)

Dear Sirs,

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of the following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

	Date	Nature of Documents
1.	28 September 2005	2005 Interim Report
2.	28 September 2005	Circular - Share Option Scheme
3.	28 September 2005	Circular - Discloseable and Connected Transactions
4.	28 September 2005	Notice of General Meeting - Share Option Scheme
5.	28 September 2005	Notice of General Meeting - Discloseable and Connected Transactions
6.	16 September 2005	Unusual Price & Volume Movement
7.	8 September 2005	Results Announcement – 2005 interim results
8.	6 September 2005	Announcement - Discloseable and Connected Transactions
9.	17 June 2005	Changes in Directorship – appointment of executive directors

FK job\companies\BEHL\059fkL01

Hong Kong Office Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, No. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港灣仔港灣道18號中環廣場43樓4301室 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock code: 392)

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE EQUITY INTEREST IN Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. AND Beijing Enterprises (Tourism) Limited

The Company announces that on 6th September 2005 Canfort entered into an agreement with the Company, namely the Maglev Agreement, pursuant to which, Canfort has conditionally agreed to acquire the Company's 63.75% equity interest in Maglev at an aggregate consideration of RMB38,190,000 (equivalent to approximately HK$36,721,000) to be settled in cash in accordance with the Maglev Agreement. The Company also announces that on 6th September 2005 Beijing Holdings (BVI) entered into an agreement with Space Express, namely the Tourism Agreement, pursuant to which Beijing Holdings (BVI) has conditionally agreed to acquire from Space Express 100% equity interest of Beijing Enterprises (Tourism) at an aggregate consideration of RMB336,835,000 (equivalent to approximately HK$323,880,000) to be settled in cash in accordance with the Tourism Agreement.

Upon completion of the Transactions, the Group will not have any interest in both Maglev and Beijing Enterprises (Tourism). Hence, Maglev and Beijing Enterprises (Tourism) will no longer be subsidiaries of the Company upon completion of the Transactions.

As Canfort and Beijing Holdings (BVI) are both subsidiaries of Beijing Holdings which is a 66.55% substantial shareholder of the Company, Canfort and Beijing Holdings (BVI) are connected persons of the Company as defined under the Listing Rules. Therefore, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the Maglev Agreement and the Tourism Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

An independent board committee will be formed to advise the Independent Shareholders in relation to the fairness and reasonableness of the terms of the Transactions. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. As Beijing Holdings is a Shareholder of the Company and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

A circular containing, inter alias, details of the Transactions, including the advice from the Independent Board Committee and the independent financial adviser as required under the Listing Rules, together with a notice to convene the EGM, will be dispatched to the Shareholders as soon as practicable.

On 6th September 2005, Canfort entered into an agreement with the Company to acquire the Company's 63.75% equity interest in Maglev. Also, on 6th September 2005, Beijing Holdings (BVI) entered into an agreement with Space Express to acquire Space Express' 100% equity interest in Beijing Enterprises (Tourism).

THE TRANSACTIONS

(1) Maglev Agreement, dated 6th September 2005

Parties

Vendor	:	the Company
Purchaser	:	Canfort, a subsidiary of Beijing Holdings which is a substantial Shareholder

Assets to be transferred

63.75% equity interest in Maglev

Consideration

The consideration is RMB38,190,000 (equivalent to approximately HK$36,721,000) payable in cash by three installments. The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to the Company's attributable 63.75% equity interest in Maglev's audited net asset value of RMB59,906,000 (equivalent to approximately HK$57,602,000) as at 31 December 2004 according to HK GAAP.

Payment Terms

The consideration shall be satisfied in cash by three installments in the manner set out below:

(i) RMB11,457,000 (equivalent to approximately HK$11,016,300), representing 30% of the consideration shall be paid upon signing the Maglev Agreement;

(ii) RMB11,457,000 (equivalent to approximately HK$11,016,300), representing 30% of the consideration shall be paid no later than 31st December 2006; and

(iii) RMB15,276,000 (equivalent to approximately HK$14,688,400), representing 40% of the consideration shall be paid no later than 31st December 2007.

Conditions Precedent

Completion of the Maglev Agreement is conditional upon:–

(i) obtaining relevant governmental approvals relating to the transfer of the 63.75% equity interest in Maglev; and

(ii) the Independent Shareholders approving the Maglev Agreement at the EGM.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied. In any event the completion shall not be later than 31st December 2005.

(2) Tourism Agreement, dated 6th September 2005

Parties

Vendor	:	Space Express, a subsidiary of the Company
Purchaser	:	Beijing Holdings (BVI), a subsidiary of Beijing Holdings which is a substantial Shareholder

Assets to be transferred

100% equity interest in Beijing Enterprises (Tourism)

Consideration

The consideration is RMB336,835,000 (equivalent to approximately HK$323,880,000) payable in cash by three installments. The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to the book cost of Beijing Enterprises (Tourism) which includes the net tangible asset value of Badaling Tourism and the goodwill arising from the acquisition of Badaling Tourism, with an aggregate amount of approximately RMB332,013,000 (equivalent to approximately HK$319,243,000).

Payment Terms

The consideration shall be satisfied in cash by three installments in the manner set out below:

(i) RMB101,050,500 (equivalent to approximately HK$97,164,000), representing 30% of the consideration shall be paid upon signing of the Tourism Agreement;

(ii) RMB101,050,500 (equivalent to approximately HK$97,164,000), representing 30% of the consideration shall be paid no later than 31st December 2006; and

(iii) RMB134,734,000 (equivalent to approximately HK$129,552,000), representing 40% of the consideration shall be paid no later than 31st December 2007.

Conditions Precedent

Completion of the Tourism Agreement is conditional upon:–

(i) obtaining relevant governmental approvals relating to the transfer of the 100% equity interest in Beijing Enterprises (Tourism); and

(ii) the Independent Shareholders approving the Tourism Agreement at the EGM.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied. In any event the completion shall take place no later than 31st December 2005.

INFORMATION ON THE COMPANY

The Company is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. The Group is currently engaged in four major sectors of business: infrastructure & utilities, consumer products, tourism & retail services and technology.

INFORMATION ON BEIJING HOLDINGS

Beijing Holdings is a company incorporated in Hong Kong with limited liability. It is a 66.55% substantial shareholder of the Company and is effectively owned by the Beijing Municipal Government. Its principal activity is investment holding.

INFORMATION ON MAGLEV

Maglev is a sino-foreign equity joint venture established in September 2001 in the PRC with a registered capital of RMB80,000,000 (equivalent to approximately HK$76,923,000). Its business scopes include research and development of magnetic levitation technology and provision of related services. Maglev is awaiting PRC government approval to construct a magnetic levitation railway at Badaling Great Wall to make it serve inner city traffic and tours to scenic spots.

The original amount invested in Maglev by the Company was RMB51,000,000 (equivalent to approximately HK$49,038,000), representing 63.75% equity interest in Maglev. The audited net asset values of Maglev as of 31st December 2003 and 31st December 2004 are RMB58,931,000 (equivalent to approximately HK$56,665,000) and RMB59,906,000 (equivalent to approximately HK$57,602,000) respectively.

Since Maglev's plan to commercialize maglev train technology is pending government approval, it has never generated any revenue. A provision was made on the intangible assets of Maglev to the extent that the feasibility of the project was considered to be doubtful. As a result, no operation result was rendered to Maglev for the two financial years immediately preceding the Maglev Agreement. Upon the completion of the Transactions, the Company will record a gain of RMB1,267,000 (equivalent to approximately HK$1,218,000) from the disposal of its equity interest in Maglev.

INFORMATION ON BEIJING ENTERPRISES (TOURISM)

Beijing Enterprises (Tourism) is a company incorporated in the British Virgin Islands with limited liability. It is a wholly owned subsidiary of the Company and its principal business is investment holding. As at the date of this announcement, Beijing Enterprises (Tourism)'s sole asset is 75% equity interest in Badaling Tourism, which is holding 36.25% equity interest in Maglev.

INFORMATION ON BADALING TOURISM

Badaling Tourism is a sino-foreign equity joint venture established in the PRC with limited liability. Its principal business is provision of tourism services at Badaling Great Wall, Beijing, the PRC.

The amount invested in Badaling Tourism by the Company through Space Express was RMB332,013,000 (equivalent to approximately HK$319,243,000), representing 75% equity interest in Badaling Tourism. The audited net asset value of Badaling Tourism as of 31st December 2004 is RMB284,889,000 (equivalent to approximately HK$273,932,000). The operation results of Badaling Tourism for the years 2003 and 2004 according to the HK GAAP are set out below:

	Year ended 31st December			
	2003		**2004**	
	RMB'000	***HK$'000***	***RMB'000***	***HK$'000***
Net turnover	68,789	66,143	101,521	97,616
Profit/(loss) before taxation and minority interest	(4,279)	(4,114)	5,557	5,343
Net profit/(loss) attributable to shareholders	(2,175)	(2,091)	2,224	2,138

The Company will render a book gain of approximately RMB119,600,000 (equivalent to approximately HK$115,000,000) after the completion of the disposal of Beijing Enterprises (Tourism) according to the HK GAAP.

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and Maglev and Beijing Enterprises (Tourism).

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Group is principally engaged in four major sectors of business: infrastructure & utilities, consumer products, tourism and retail services and technology. Tourism and retail services sector includes provision of tourism, retail and hotel services.

As stated in the 2004 annual report of the Company, the Company has adjusted its investment strategy to focus on the business segments of infrastructure and utilities. As a result, the Company has implemented various measures to step up efforts in internal reorganization. Upon completion of the Transactions, the Group will cease to engage in the maglev train business currently operated by Maglev and the tourism service business at Great Wall scenic spots currently operated by Badaling Tourism. Henceforth, the Group's only tourism business will be the operation of Beijing Long Qing Xia, while the core businesses of the Group will be infrastructure & utilities, consumer products, retail services and technology. The Company believes the disposal of Maglev and Beijing Enterprises (Tourism) has a positive impact to streamline its asset portfolio and reorganize assets not in line with the overall development strategy. As such, the Company will consider to dispose of Beijing Long Qing Xia in the future so as to develop a clearer positioning for the Group's core business. However, no formal agreements have presently been entered into by the Company.

The net aggregate proceeds from the Transactions of RMB375,025,000 (equivalent to approximately HK$360,601,000) will be applied towards general working capital of the Company and no specific investment has been indemnified by the Company at this stage for the utilization of the proceeds.

The Board considers that the terms of the Maglev Agreement and the Tourism Agreement including, without limitation, the considerations payable thereunder and the manner in which such considerations will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders as a whole.

The shareholding structure prior and subsequent to the transaction is set out below:–

PRIOR TO THE TRANSACTIONS



Beijing Holdings
京泰實業
100%
100%
Beijing Holdings (BVI)
Canfort 傑恒
0.04%
66.48%
BEIL
66.51%
The Company
本公司
100%
Magic Melody
100%
Space Express
100%
Beijing Enterprises (Tourism)
75%
Badaling Tourism
八達嶺旅遊
63.75%
36.25%
Maglev
磁懸浮

SUBSEQUENT TO THE TRANSACTIONS



Beijing Holdings
京泰實業
100%
100%
Beijing Holdings (BVI)
Canfort 傑恒
0.04%
66.48%
100%
BEIL
Beijing Enterprises (Tourism)
66.51%
75%
The Company
本公司
Badaling Tourism
八達嶺旅遊
100%
36.25%
63.75%
Magic Melody
Maglev
磁懸浮
100%
Space Express

GENERAL

Upon completion of the Transactions, the Group will not have any interest in both Maglev and Beijing Enterprises (Tourism). Hence, Maglev and Beijing Enterprises (Tourism) will no longer be subsidiaries of the Company.

As Canfort and Beijing Holdings (BVI) are both subsidiaries of Beijing Holdings which is a 66.55% substantial shareholder of the Company, Canfort and Beijing Holdings (BVI) are connected persons of the Company as defined under the Listing Rules. Therefore, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the Maglev Agreement and the Tourism Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

An independent board committee will be formed to advise the Independent Shareholders in relation to the fairness and reasonableness of the terms of the Transactions. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. As Beijing Holdings is a Shareholder of the Company and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

A circular containing, inter alias, details of the Transactions, including the advice from the Independent Board Committee and the independent financial adviser as required under the Listing Rules, together with a notice to convene the EGM, will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:–

"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Badaling Tourism"	北京八達嶺旅遊股份有限公司(Beijing Badaling Tourism Co., Ltd.), a sino-foreign equity joint venture incorporated in the P.R.C.
"Beijing Enterprises (Tourism)"	Beijing Enterprises (Tourism) Limited, a company incorporated in the British Virgin Islands with limited liability
"Beijing Holdings"	京泰實業(集團)有限公司(Beijing Holdings Limited), a company incorporated in Hong Kong with limited liability and is effectively owned by the Beijing Municipal Government. It is a substantial shareholder of the Company and its principal business activity is investment holding.
"Beijing Holdings (BVI)"	Beijing Holdings (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability. Its principal business activity is investment holding.
"Beijing Long Qing Xia"	北京龍慶峽旅遊發展有限公司(Beijing Long Qing Xia Tourism Development Co, Ltd.), a sino-foreign joint venture incorporated in the P.R.C. with limited liability. Its principal business activity is provision of tourism services at Long Qing Xia, PRC.
"BEIL"	北京企業投資有限公司(Beijing Enterprises Investments Limited), a company incorporated in the British Virgin Islands with limited liability
"Board"	the board of Directors
"Canfort"	傑恒投資有限公司(Canfort Investment Limited), a company incorporated in Hong Kong with limited liability. Its principal business activity is investment holding.
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company

"EGM"	the extraordinary general meeting to be convened by the Company for the Shareholders to consider and pass, if thought fit, resolutions proposed for the approving and implementing the Transactions
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles
"Independent Board Committee"	the independent committee of the Board consisting the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen
"Independent Shareholders"	the shareholder(s) of the Company who are not involved in or have any interest in the Transactions.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magic Melody"	Magic Melody Limited, a company incorporated in the British Virgin Islands with limited liability. Its principal business activity is investment holding.
"Maglev"	北京控股磁懸浮技術發展有限公司(Beijing Enterprises Holdings Maglev Technology Development Co. Ltd.), a sino-foreign equity joint venture established in the PRC.
"Maglev Agreement"	an agreement dated 6th September 2005 entered into between the Company (as vendor) and Canfort (as purchaser) in respect of the transfer of 63.75% equity interest in Maglev
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the shareholder(s) of the Company
"Space Express"	Space Express Limited, a company incorporated in the British Virgin Islands with limited liability and is a subsidiary of the Company. Its principal business activity is investment holding.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Tourism Agreement"	an agreement dated 6 September 2005 entered into between Space Express (as vendor) and Beijing Holdings (BVI) (as purchaser) in respect of the transfer of 100% equity interest in Beijing Enterprises (Tourism)
"Transactions"	the acquisition of the Company's 63.75% equity interest in Maglev by Canfort pursuant to the Maglev Agreement, and the acquisition of Space Express' 100% equity interest in Beijing Enterprises (Tourism) by Beijing Holdings (BVI) pursuant to the Tourism Agreement.
"%"	per cent

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 6th September 2005

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.04

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Guo Ying Ming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin; Zhou Si; E Meng

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

Please also refer to the published version of this announcement in South China Morning Post.

5

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO THE DISPOSAL OF THE EQUITY INTEREST IN Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. AND Beijing Enterprises (Tourism) Limited

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

KINGSTON CORPORATE FINANCE LIMITED

A letter from the Board (as defined herein) is set out on pages 5 to 16 of this circular. A letter from the Independent Board Committee (as defined herein) is set out on page 17 of this circular. A letter from Kingston Corporate Finance Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders (as defined herein) is set out on pages 18 to 35 of this circular.

A notice convening an extraordinary general meeting of Beijing Enterprises Holdings Limited to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17th October 2005 at 10:00 a.m., is set out on pages 42 to 44 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed hereon and return it to Beijing Enterprises Holdings Limited's share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

28th September 2005

"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting to be convened by the Company on 17th October 2005 or any adjournment thereof for the Shareholders to consider and pass, if thought fit, the resolution proposed for the approving and implementing the Transactions
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the Board consisting the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen, established for the purpose of advising the Independent Shareholders as to the fairness and reasonableness of the terms of the Maglev Agreement and the Tourism Agreement
"Independent Shareholder(s)"	the Shareholder(s) who are not involved in or have any interest in the Transactions
"Kingston"	Kingston Corporate Finance Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, which is a licensed corporation to carry out type 6 regulated activity under the SFO

"Latest Practicable Date"	26th September 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining and collation of relevant information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magic Melody"	Magic Melody Limited, a company incorporated in the British Virgin Islands with limited liability. Its principal business activity is investment holding
"Maglev"	北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Holdings Maglev Technology Development Co. Ltd.), a sino-foreign equity joint venture established in the PRC
"Maglev Agreement"	an agreement dated 6th September 2005 entered into between the Company (as vendor) and Canfort (as purchaser) in respect of the transfer of 63.75% equity interest in Maglev
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"PRC GAAP"	PRC Enterprise Accounting Principle and Enterprise Accounting System
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the shareholder(s) of the Company
"Share(s)"	ordinary share(s) of the existing share capital of the Company

"Space Express"	Space Express Limited, a company incorporated in the British Virgin Islands with limited liability and is a subsidiary of the Company. Its principal business activity is investment holding
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning thereto ascribed in the Listing Rules
"Tourism Agreement"	an agreement dated 6th September 2005 entered into between Space Express (as vendor) and Beijing Holdings (BVI) (as purchaser) in respect of the transfer of 100% equity interest in Beijing Enterprises (Tourism)
"Transactions"	the acquisition of the Company's 63.75% equity interest in Maglev by Canfort pursuant to the Maglev Agreement, and the acquisition of Space Express' 100% equity interest in Beijing Enterprises (Tourism) by Beijing Holdings (BVI) pursuant to the Tourism Agreement
"%"	per cent.

Unless otherwise specified in this circular, amounts denominated in RMB has been translated, for the purpose of illustration only, into HK$ at an exchange rate of HK$1.00 = RMB1.04.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

28th September 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. AND Beijing Enterprises (Tourism) Limited

INTRODUCTION

On 6th September 2005, the Company announced, inter alia, that (i) the Company entered into the Maglev Agreement with Canfort, pursuant to which, Canfort had conditionally agreed to acquire the Company's 63.75% equity interest in Maglev at an aggregate consideration of

RMB38,190,000 (equivalent to approximately HK$36,721,000) to be settled in cash in accordance with the Maglev Agreement; and (ii) Space Express, a subsidiary of the Company, entered into the Tourism Agreement with Beijing Holdings (BVI), pursuant to which Beijing Holdings (BVI) had conditionally agreed to acquire from Space Express its 100% equity interest in Beijing Enterprises (Tourism) at an aggregate consideration of approximately RMB336,835,000 (equivalent to approximately HK$323,880,000) to be settled in cash in accordance with the Tourism Agreement.

Upon completion of the Transactions, the Group will not have any interest in both Maglev and Beijing Enterprises (Tourism). Hence, Maglev and Beijing Enterprises (Tourism) will no longer be subsidiaries of the Company upon completion of the Transactions.

As Canfort and Beijing Holdings (BVI) are both subsidiaries of Beijing Holdings which is a 66.55% substantial shareholder of the Company, Canfort and Beijing Holdings (BVI) are connected persons of the Company as defined under the Listing Rules. Accordingly, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval. As Beijing Holdings is the substantial shareholder of the Company and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the Maglev Agreement and the Tourism Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you (i) with further information regarding the Transactions and the terms of the Maglev Agreement and the Tourism Agreement; (ii) the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of Kingston to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Maglev Agreement and the Tourism Agreement; and (iii) a notice for convening the EGM to approve the Maglev Agreement and the Tourism Agreement.

THE TRANSACTIONS

(1) Maglev Agreement, dated 6th September 2005

Parties

Vendor:	the Company
Purchaser:	Canfort, a subsidiary of Beijing Holdings which is a substantial shareholder of the Company

Assets to be transferred

63.75% equity interest in Maglev

Consideration

The consideration is RMB38,190,000 (equivalent to approximately HK$36,721,000) payable in cash by three instalments. The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to the Company's attributable 63.75% equity interest in Maglev's audited net asset value ("NAV") of RMB59,906,000 (equivalent to approximately HK$57,602,000) as at 31st December 2004 according to HK GAAP.

Payment terms

The consideration shall be satisfied in cash by three instalments in the manner set out below:

(i) RMB11,457,000 (equivalent to approximately HK$11,016,300), representing 30% of the consideration shall be paid upon signing the Maglev Agreement;

(ii) RMB11,457,000 (equivalent to approximately HK$11,016,300), representing 30% of the consideration shall be paid no later than 31st December 2006; and

(iii) RMB15,276,000 (equivalent to approximately HK$14,688,400), representing 40% of the consideration shall be paid no later than 31st December 2007.

Conditions precedent

Completion of the Maglev Agreement is conditional upon:–

(i) obtaining relevant governmental approvals relating to the transfer of the 63.75% equity interest in Maglev; and

(ii) the Independent Shareholders approving the Maglev Agreement at the EGM.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied. In any event the completion shall not be later than 31st December 2005.

(2) Tourism Agreement, dated 6th September 2005

Parties

Vendor: Space Express, a subsidiary of the Company

Purchaser: Beijing Holdings (BVI), a subsidiary of Beijing Holdings which is a substantial shareholder of the Company

Assets to be transferred

100% equity interest in Beijing Enterprises (Tourism)

Consideration

The consideration is approximately RMB336,835,000 (equivalent to approximately HK$323,880,000) payable in cash by three instalments. The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to the book cost of Beijing Enterprises (Tourism) which includes the net tangible asset value of Badaling Tourism and the goodwill arising from the acquisition of Badaling Tourism, with an aggregate amount of approximately RMB332,013,000 (equivalent to approximately HK$319,243,000).

Payment terms

The consideration shall be satisfied in cash by three instalments in the manner set out below:

(i) approximately RMB101,050,500 (equivalent to approximately HK$97,164,000), representing 30% of the consideration shall be paid upon signing of the Tourism Agreement;

(ii) approximately RMB101,050,500 (equivalent to approximately HK$97,164,000), representing 30% of the consideration shall be paid no later than 31st December 2006; and

(iii) approximately RMB134,734,000 (equivalent to approximately HK$129,552,000), representing 40% of the consideration shall be paid no later than 31st December 2007.

Conditions precedent

Completion of the Tourism Agreement is conditional upon:–

(i) obtaining relevant governmental approvals relating to the transfer of the 100% equity interest in Beijing Enterprises (Tourism); and

(ii) the Independent Shareholders approving the Tourism Agreement at the EGM.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied. In any event the completion shall take place no later than 31st December 2005.

INFORMATION ON THE GROUP

The Company is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. The Group is currently engaged in four major sectors of business: infrastructure & utilities, consumer products, tourism and retail services and technology.

INFORMATION ON BEIJING HOLDINGS

Beijing Holdings is a company incorporated in Hong Kong with limited liability. It is a 66.55% substantial shareholder of the Company and is effectively owned by the Beijing Municipal Government. Its principal activity is investment holding.

INFORMATION ON MAGLEV

Maglev is a sino-foreign equity joint venture established in September 2001 in the PRC with a registered capital of RMB80,000,000 (equivalent to approximately HK$76,923,000). Its business scopes include research and development of magnetic levitation technology and provision of related services. Maglev is awaiting the PRC government approval to construct a magnetic levitation railway at Badaling Great Wall, Beijing, the PRC to make it serve tours to scenic spots.

The original amount invested in Maglev by the Company was RMB51,000,000 (equivalent to approximately HK$49,038,000), representing 63.75% equity interest in Maglev. The audited NAV of Maglev as at 31st December 2003 and 31st December 2004 are RMB58,931,000 (equivalent to approximately HK$56,665,000) and RMB59,906,000 (equivalent to approximately HK$57,602,000) respectively.

Since Maglev's plan to commercialize maglev train technology is pending the PRC government approval, it has never generated any revenue. A provision was made on the intangible assets of Maglev to the extent that the feasibility of the project was considered to be doubtful. As a result, no operation result was rendered to Maglev for the two financial years immediately preceding the Maglev Agreement. Upon completion of the Transactions, the Company will record an estimated gain of approximately RMB1,266,000 (equivalent to approximately HK$1,217,000) from the disposal of its 63.75% equity interest in Maglev representing the difference between consideration under the Maglev Agreement of approximately HK$36,721,000 and the Company's attributable 63.75% equity interest in the unaudited NAV of Maglev of approximately HK$35,504,000 as at 30th June 2005. In addition, there will also be a slight increase in the Group's NAV following the disposal of the 63.75% equity interest in Maglev which is of no material impact on the consolidated NAV of the Group.

INFORMATION ON BEIJING ENTERPRISES (TOURISM)

Beijing Enterprises (Tourism) is a company incorporated in the British Virgin Islands with limited liability. It is a wholly-owned subsidiary of the Company and its principal business is investment holding. As at the Latest Practicable Date, Beijing Enterprises (Tourism)'s sole asset is 75% equity interest in Badaling Tourism, which is holding 36.25% equity interest in Maglev.

INFORMATION ON BADALING TOURISM

Badaling Tourism is a sino-foreign equity joint venture established in the PRC with limited liability. Its principal business is provision of tourism services at Badaling Great Wall, Beijing, the PRC.

The amount invested in Badaling Tourism by the Company through Space Express was RMB332,013,000 (equivalent to approximately HK$319,243,000), representing 75% equity interest in Badaling Tourism. The audited NAV of Badaling Tourism as at 31st December 2004 is RMB284,889,000 (equivalent to approximately HK$273,932,000). The operation results of Badaling Tourism for the two years ended 31st December 2003 and 31st December 2004 according to HK GAAP are set out below:

	Year ended 31st December			
	2004		2003	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Net turnover	101,521	97,616	68,789	66,143
Profit/(loss) before taxation and minority interest	5,557	5,343	(4,279)	(4,114)
Net profit/(loss) attributable to shareholders	2,224	2,138	(2,175)	(2,091)

The Company will render a book gain of approximately RMB119,960,000 (equivalent to approximately HK$115,346,000) after the completion of the disposal of Beijing Enterprises (Tourism) according to the HK GAAP resulting from the difference between the consideration under the Tourism Agreement of approximately HK$323,880,000 and the Company's attributable 75% equity interest in the unaudited NAV of Badaling Tourism of approximately HK$208,534,000 as at 30th June 2005. In addition, there will also be a slight increase in the Group's NAV following the disposal of Beijing Enterprises (Tourism) which is of no material impact on the consolidated NAV of the Group.

As at the Latest Practicable Date, there is no inter-company loan, advance or any other financial arrangement between the Group and Maglev and Beijing Enterprises (Tourism).

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Group is principally engaged in four major sectors of business: infrastructure & utilities, consumer products, tourism and retail services and technology. Tourism and retail services sector includes provision of tourism, retail and hotel services.

As stated in the annual report for the year ended 31st December 2004 of the Company, the Company has adjusted its investment strategy to focus on the business segments of infrastructure and utilities. As a result, the Company has implemented various measures to step up efforts in internal reorganization. Upon completion of the Transactions, the Group will cease to engage in the maglev train business currently operated by Maglev and the tourism service business at Great Wall scenic spots currently operated by Badaling Tourism. Henceforth, the Group's only tourism business will be the operation of Beijing Long Qing Xia, while the core businesses of the Group will be infrastructure and utilities, consumer products, retail services and technology. The Company believes the disposal of Maglev and Beijing Enterprises (Tourism) has a positive impact to streamline its asset portfolio and reorganize assets not in line with the overall development strategy. As such, the Company will consider to dispose of Beijing Long Qing Xia in the future so as to develop a clearer positioning for the Group's core business. However, no formal agreements have presently been entered into by the Company.

The net aggregate proceeds from the Transactions of approximately RMB375,025,000 (equivalent to approximately HK$360,601,000) will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilization of the proceeds.

The Board considers that the terms of the Maglev Agreement and the Tourism Agreement including, without limitation, the considerations payable thereunder and the manner in which such considerations will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders as a whole.

The shareholding structure prior and subsequent to the Transactions is set out below:–

PRIOR TO THE TRANSACTIONS


Beijing Holdings
100%
100%
Beijing Holdings (BVI)
Canfort
0.04%
66.48%
BEIL
66.51%
The Company
100%
Magic Melody
100%
Space Express
63.75%
100%
Beijing Enterprises (Tourism)
75%
Badaling Tourism
36.25%
Maglev

SUBSEQUENT TO THE TRANSACTIONS


Beijing Holdings
100%
100%
Beijing Holdings (BVI)
Canfort
0.04%
66.48%
100%
BEIL
Beijing Enterprises (Tourism)
66.51%
75%
The Company
Badaling Tourism
100%
36.25%
63.75%
Magic Melody
Maglev
100%
Space Express

LISTING RULES IMPLICATIONS

As Canfort and Beijing Holdings (BVI) are both subsidiaries of Beijing Holdings which is a 66.55% substantial shareholder of the Company, Canfort and Beijing Holdings (BVI) are connected persons of the Company as defined under the Listing Rules. Accordingly, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval. As Beijing Holdings is the substantial shareholder of the Company and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the Maglev Agreement and the Tourism Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

THE EGM

Set out on pages 42 to 44 of this circular is a notice convening the EGM to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17th October 2005 at 10:00 a.m.. The EGM will be held for the purpose of considering, and, if thought fit, approving the Transactions. Only the Independent Shareholders will be entitled to vote on the proposed resolution relating to the Transactions at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tengis Limited, Ground Floor, Bank of East Asia Habour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

PROCEDURES FOR DEMANDING A POLL AT THE EGM

According to Article 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Rule 13.39(4) of the Listing Rules, the Company will procure the chairman of the EGM to demand for a poll in relation to the ordinary resolution for approving the Transactions at the EGM.

RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 17 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from Kingston set out on pages 18 to 35 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by it in arriving at its advice.

The Independent Board Committee having taken into account the advice of Kingston and the principal factors and reasons considered by Kingston, considers that the terms of the Maglev Agreement and the Tourism Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the Transactions.

The Directors consider that the terms of the Maglev Agreement and the Tourism Agreement including, without limitation, the consideration under both the Maglev Agreement and the Tourism Agreement and the manner in which such considerations will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

28th September 2005

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. AND Beijing Enterprises (Tourism) Limited

We refer to the circular dated 28th September 2005 issued by the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

We have been appointed by the Board as the members of the Independent Board Committee to give our advice on the Transactions, details of which are set out in the letter from the Board included in the Circular.

Kingston has been appointed as the independent financial adviser to advise the Independent Board Committee and Independent Shareholders regarding the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 18 to 35 of the Circular.

Having taking into account the advice of Kingston, we consider that the terms of the Maglev Agreement and the Tourism Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution as set out in the notice of the EGM in respect of the Transactions on pages 42 to 44 of the Circular.

Yours faithfully,

The Independent Board Committee

Mr. Lau Hon Chuen, Ambrose **Dr. Lee Tung Hai, Leo** **Mr. Wang Xian Zhang**

Mr. Wu Jiesi **Mr. Robert A. Theleen**

Independent non-executive Directors

Set out below is the text of a letter received from Kingston, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, regarding the Transactions prepared for the purpose of inclusion of this circular.

Kingston Corporate Finance Limited
Suite 2801, 28th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

28th September 2005

To the Independent Board Committee and the Independent Shareholders of Beijing Enterprises Holdings Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO THE DISPOSAL OF THE EQUITY INTEREST IN Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. AND Beijing Enterprises (Tourism) Limited

INTRODUCTION

We refer to our appointment by the Company as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions, details of which are set out in the letter from the Board (the "Board Letter") contained in the circular dated 28th September 2005 issued by the Company to the Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 6th September 2005, the Company entered into the Maglev Agreement with Canfort, pursuant to which Canfort had agreed to acquire the Company's direct 63.75% equity interest in Maglev at an aggregate consideration of RMB38,190,000 (equivalent to approximately HK$36,721,000) (the "Maglev Consideration"). On the same said date, Space Express, an indirect wholly-owned subsidiary of the Company, entered into the Tourism Agreement with Beijing Holdings (BVI), pursuant to which Beijing Holdings (BVI) had agreed to acquire Space Express'

entire 100% equity interest in Beijing Enterprises (Tourism) whose sole asset is its 75% equity interest in Badaling Tourism which in turn is holding 36.25% equity interest in Maglev, at an aggregate consideration of approximately RMB336,835,000 (equivalent to approximately HK$323,880,000) (the "Tourism Consideration"). Both Canfort and Beijing Holdings (BVI) will settle the considerations in cash by instalments in accordance with the terms of the Maglev Agreement and the Tourism Agreement, respectively.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the Maglev Agreement and the Tourism Agreement constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules. In addition, Canfort and Beijing Holdings (BVI) are regarded as connected persons of the Company under Chapter 14A by virtue of Canfort and Beijing Holdings (BVI) both being subsidiaries of Beijing Holdings which is a 66.55% substantial shareholder of the Company. Accordingly, the entering into of the Maglev Agreement and the Tourism Agreement also constitutes connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and will be subject to the approval of the Independent Shareholders at the EGM by way of poll. As Beijing Holdings is a substantial shareholder of the Company and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions at the EGM.

The Board has appointed the Independent Board Committee, comprising Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen (all being independent non-executive Directors) to consider whether the terms of the Maglev Agreement and the Tourism Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole and to give a recommendation to the Independent Shareholders in relation to the voting of the relevant resolution at the EGM regarding the Transactions. Kingston has been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations which have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the date hereof. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisors and/or the Directors, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, or their respective subsidiaries, associated companies or jointly-controlled entities.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

I. Background of and reasons for the Transactions

The Maglev Agreement and the Tourism Agreement were entered on 6th September 2005, pursuant to which Canfort had agreed to acquire the Company's direct 63.75% equity interest in Maglev, and Beijing Holdings (BVI) had agreed to acquire Space Express' entire 100% equity interest in Beijing Enterprises (Tourism) including Beijing Enterprises (Tourism)'s 75% equity interest in Badaling Tourism. Upon completion of the Transactions, as the remaining 36.25% equity interests in Maglev is held by Badaling Tourism, the Company will not have any direct or indirect interest in Maglev. Hence, both Maglev and Beijing Enterprises (Tourism) will no longer be subsidiaries of the Company upon completion of the Transactions.

The Group's principal business activities

The Group is principally engaged in four major sectors of business: infrastructure and utilities, consumer products, tourism and retail services and technology. Tourism and retail services sector includes provision of tourism, retail and hotel services.

Information on Maglev

Maglev is a sino-foreign equity joint venture established in September 2001 in the PRC with business scopes of research and development of magnetic levitation technology and provision of related services. The original amount invested in Maglev by the Company was RMB51,000,000 (equivalent to approximately HK$49,038,000), representing 63.75% equity interest in Maglev. The audited net assets value ("NAV") of Maglev as at 31st December 2003 and 31st December 2004 according to PRC GAAP were RMB58,931,000 (equivalent to approximately HK$56,665,000) and

RMB59,906,000 (equivalent to approximately HK$57,602,000), respectively. In accordance with HK GAAP, Maglev's unaudited NAV decreased slightly to approximately HK$55,692,000 as at 30th June 2005. As stated in the Board Letter, as Maglev's plan to commercialise maglev train technology is still pending for the PRC government approval on the construction of a magnetic levitation railway at Badaling Great Wall, Beijing, the PRC to serve tours to scenic spots, Maglev has not generated any revenue for the two years ended 31st December 2004 and the six months ended 30th June 2005.

Information on Beijing Enterprises (Tourism)

Beijing Enterprises (Tourism) is a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of the Company. The principal business of Beijing Enterprises (Tourism) is investment holding. As at the Latest Practicable Date, Beijing Enterprises (Tourism)'s sole asset is 75% equity interest in Badaling Tourism, which in turn holds 36.25% equity interest in Maglev.

Information on Badaling Tourism

Badaling Tourism is a sino-foreign equity joint venture established in the PRC with limited liability. It is engaged in the provision of tourism services at Badaling Great Wall, Beijing, the PRC. The Company had invested in Badaling Tourism through Space Express at an amount of RMB332,013,000 (equivalent to approximately HK$319,243,000), representing 75% equity interest in Badaling Tourism.

Tabularised below is a summary of the audited and unaudited consolidated financial information according to HK GAAP of Badaling Tourism for the two years ended 31st December 2004 and the six months ended 30th June 2005 as provided by the Company:

	For the six months ended 30th June 2005	For the year ended 31st December 2004	2003	Percentage change between the two years ended 31st December 2003 and 31st December 2004
	HK$'000	*HK$'000*	*HK$'000*	
Net turnover	41,054	97,616	66,143	47.58%
Net profit/(loss) attributable to shareholders	2,800	2,138	(2,091)	N/A
Net profit margin	6.82%	2.19%	N/A	

	As at 30th June 2005	As at 31st December 2004	2003	Percentage change between 31st December 2003 and 31st December 2004
	HK$'000	*HK$'000*	*HK$'000*	
NAV	278,045	273,932	275,519	(0.58)%

As depicted above, Badaling Tourism's audited results improved from net loss to net profit position from the year ended 31st December 2003 to the year ended 31st December 2004. During the same said period under review, the total audited consolidated turnover increased by approximately 47.58%. Net profit margin was approximately 2.19% for the year ended 31st December 2004 while for the six months ended 30th June 2005, net profit margin was approximately 6.82%.

The Group's overall financial performance

Tabularised below is a summary of the audited and unaudited consolidated financial information according to HK GAAP of the Group for the two years ended 31st December 2004 and the six months ended 30th June 2005 as set out in the annual report of the Company for the year ended 31st December 2004 (the "Annual Report 2004") and the interim results of the Company for the six months ended 30th June 2005 (the "Interim Results"):

	For the six months ended 30th June 2005	For the year ended 31st December 2004	2003	Percentage change between the two years ended 31st December 2003 and 31st December 2004
	HK$ million	*HK$ million*	*HK$ million*	
Turnover	5,143.41	9,665.64	7,970.15	21.27%
Gross profit	1,438.10	2,659.71	2,280.88	16.61%
Profit attributable to Shareholders	326.89	503.19	450.05	11.81%
Gross profit margin	27.96%	27.52%	28.62%	
Net profit margin	6.36%	5.21%	5.65%	

	As at 30th June 2005	As at 31st December 2004	2003	Percentage change between 31st December 2003 and 31st December 2004
	HK$ million	*HK$ million*	*HK$ million*	
NAV	8,079.96	7,881.10	7,546.14	4.44%

As depicted above, the total audited consolidated turnover of the Group amounted to approximately HK$9.67 billion for the year ended 31st December 2004, representing an increase of approximately 21.27% over last year. The audited consolidated gross profit and profit attributable to Shareholders for the year ended 31st December 2004 were approximately HK$2.66 billion and HK$0.50 billion respectively, representing a respective increase of approximately 16.61% and 11.81% over last year. Net profit margin were approximately 5.21% and 6.36% for the year ended 31st December 2004 and six months ended 30th June 2005 respectively.

According to the Annual Report 2004, most of the Group's business recorded remarkable growth during 2004. The business growth was mainly attributable to the significant increase in the traffic flow of Beijing Capital Expressway Development Co., Ltd. ("Capital Expressway"), the success of the nationwide acquisitions of Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") and the active expansion of Beijing Wangfujing Department Store (Group) Co., Ltd., whereas the growth in the Group's profit was mainly attributable to the increase in revenue from Capital Expressway, the increase in sales of Yanjing Brewery and the exceptional gains from the sales of the Group's assets and operations which had recorded deteriorations in financial performance during 2004 and are deviated from the Group's proposed future development strategies, details of which are set out in the paragraph headed "The Group's future development strategies" that follows.

According to the Interim Results, the infrastructure and utilities business of the Group in the PRC continued to show sign of steady growth for the six months ended 30th June 2005. Total turnover derived from Capital Expressway increased by approximately 9.7% to approximately HK$180 million. In addition, water treatment business contributed a net profit of approximately HK$65.69 million during the same period and remained a major source of cashflow for the Group.

According to the Annual Report 2004, tourism operations of the Group recorded approximately HK$9.29 million of attributable profit for the year ended 31st December 2004, an improvement from the previous year of approximately HK$1.76 million according to the annual report of the Company for the year ended 31st December 2003. As advised by the Directors, the improvement was largely due to the recovery from the impact of Severe Acute Respiratory System. According to the Interim Results, the tourism operations recorded unaudited loss of approximately HK$0.18 million for the six months ended 30th June 2005.

The Group's future development strategies

As set out in the Annual Report 2004, the Board, based on the market trend and development, made important adjustments on the Company's development strategies in 2004 after conducting a comprehensive review on the Company's past market positioning, development tactics and investment strategy. It is the intention of the Board to transform the Company as an investment and financing platform of the infrastructure and utilities business of Beijing, the PRC.

The Company has started adjusting its investment strategy to cater for its core business positioning by focusing on the business segments of infrastructure and utilities, especially in the areas of toll roads, water treatment, environmental protection and utility. The ultimate aim of the Board is to transform the Group to a limited conglomerate with business synergy.

The Board also stated in the Annual Report that the Group will carry out the following measures in order to capitalise on the opportunities arising from the state-owned enterprise reforms in the PRC and to cater for the market changes:

- to step up efforts in internal reorganisation so as to well-position the Group to embark on investment projects relating to Beijing's public utilities and infrastructure in the course of persistent economic development of Beijing, the PRC;

- to implement plans to streamline the Group's asset portfolio and to reorganise assets not in line with the overall development strategy of the Group so as to develop a clearer positioning for the Group's core business, that is infrastructure and utilities; and

- to enhance the development of Yanjing Brewery, the Group's main turnover and profit driver for the year ended 31st December 2004, and to consolidate its status as a renowned brand in the PRC beer industry.

The Group's major reorganisation activities from 1st January 2004 to 6th September 2005, the date of the announcement of the entering into of the Maglev Agreement and the Tourism Agreement (the "Announcement")

Sets out below are the major reorganisation activities accomplished by the Group from 1st January 2004 to the date of the Announcement:

Date	Details
January 2004	• Disposal of 20% equity interest in Beijing International Switching System Co., Ltd. (now known as Siemens Communication Networks Ltd.)
April 2004	• Disposal of 35% equity interest in Beijing San Yuan Jia Ming Property Development Company Limited
June 2004	• Disposal of 51% equity interest in Astoria Innovations Limited and the entire equity interest in Wisdom Elite Holdings Limited
August 2004	• Disposal of the entire equity interest in Jian Guo Hotel Joint Venture of Beijing
December 2004	• Disposal of the entire equity interest in Beijing Enterprises (Dairy) Limited
January 2005	• Establishment of Beijing Enterprises Group Holdings Company Limited by merging Beijing Holdings and Beijing Gas Group Co., Ltd., which constituted a cross industry merger
July 2005	• Disposal of the entire equity interest in Beijing Western-Style Food Company Limited
August 2005	• Disposal of the entire equity interest in Beijing Qinchang Glass Company Limited

As depicted above, we note that the Group has been realising its investment strategy and asset restructuring plan duly and gradually. As referred to in the Interim Results and confirmed by the Directors, the Group has been trying to simply its business structure and has formed into a corporate structure where infrastructure and utilities are the major components in the asset portfolio while supported by a brand name consumer product concept and the Group will continue to pursue such business strategies in the near future.

Reasons for entering into of the Maglev Agreement and the Tourism Agreement

As aforementioned under the paragraph headed "The Group's future development strategies" and extracted from the Annual Report 2004, the Company has adjusted its investment strategy to focus on the business segments of infrastructure and utilities, the Company therefore has implemented various measures to accelerate efforts in internal reorganisation, details of which are listed in the table above under the paragraph headed "The Group's major reorganisation activities from 1st January 2004 to 6th September 2005, the date of the announcement of the entering into of the Maglev Agreement and the Tourism Agreement". Upon completion of the Transactions, the Group will cease to engage in the maglev train business currently operated by Maglev and the tourism service business at Great Wall scenic spots currently operated by Badaling Tourism. It is noted that Maglev's scopes of business is mainly the research and development of magnetic levitation technology and is still awaiting the PRC government approval to construct a magnetic levitation railway at Badaling Great Wall, Beijing, the PRC for serving tours to scenic spots. As such, no operation result was rendered to Maglev for the two years ended 31st December 2004. The granting of the relevant approval is at full discretion of the PRC government and hence there is no certainty on the possibility of obtaining the approval. We had also enquired into the Directors for the expected time of the release of the result of the PRC government regarding the grant but no definite time was provided. Having taken into account the business of Maglev being mainly on research and development of magnetic levitation and the uncertainty of the PRC government approval on the magnetic levitation railway construction plan, we are of the view that the entering into of the Maglev Agreement provides a ready exit for the Company from such doubtful project and is aligned with the Group's overall development strategy of disposing unprofitable business and focusing on its core business of infrastructure and utilities as intended.

On the other hand, upon completion of the Tourism Agreement, the Group's only tourism business will be the operation of Beijing Long Qing Xia. As stated in the Board Letter, the Group will consider to dispose of Beijing Long Qing Xia in order to develop a clearer positioning for the Group's core business. However, no formal agreements have been entered into by the Company in the meantime. Having considered the Group's determination to streamline its asset portfolio and to reorganise assets not in line with its overall development strategy which was formulated by the Board with due care after studying the Company's past development tactics and investment strategy, and the proven positive impact of such business reorganisation on the Group's financial performance during the year ended 31st December 2004 and the six months ended 30th June 2005 such as the disposal of Beijing International Switching System Co., Ltd. (now known as Siemens Communication Networks Ltd.), Beijing Enterprises (Dairy) Limited whose sole asset is its 55% equity interest in Beijing Sanyuan Foods Co., Ltd. and Jian Guo Hotel Joint Venture of Beijing, the formerly important profit sources of the Company's asset portfolio and which had recorded significant deteriorations in their results before their respective disposals, we are of the view that the disposal of Beijing Enterprises (Tourism) will allow the Group to concentrate its resources on its planned core business and will have a clearer delineation in its business strategy and hence bring further benefits to the Group despite of the profit contribution from Beijing Enterprises (Tourism) to the Group in recent years.

In light of the above, we consider that the streamlining of the Group's asset portfolio and reorganising of assets not in line with the Group's overall development strategy formulated by the Board are sound commercial and strategic reasons, hence, we are of the opinion that the entering into of the Maglev Agreement and the Tourism Agreement and the Transactions is fair and reasonable and is in the interest of the Company and the Shareholders as a whole.

II. Basis of the considerations

Pursuant to the Maglev Agreement, the Company has conditionally agreed to dispose its direct 63.75% equity interest in Maglev for a consideration of RMB38,190,000 (equivalent to approximately HK$36,721,000) to Canfort and shall be satisfied in cash in three instalments, details of which are set out in the Board Letter. As to the Tourism Agreement, Space Express has conditionally agreed to dispose its entire 100% equity interest in Beijing Enterprises (Tourism) including Beijing Enterprises (Tourism)'s sole asset of 75% equity interest in Badaling Tourism which in turns holds 36.25% equity interest in Maglev for a consideration of approximately RMB336,835,000 (equivalent to approximately HK$323,880,000) to Beijing Holdings (BVI) and shall be satisfied in cash in three instalments, details of which are set out in the Board Letter.

The Directors have confirmed that the Maglev Consideration and the Tourism Consideration have been arrived at after arm's length negotiations between the respective parties to the Maglev Agreement and the Tourism Agreement, and with reference to the Company's attributable 63.75% equity interest in Maglev's audited NAV of RMB59,906,000 (equivalent to approximately HK$57,602,000) as at 31st December 2004 according to HK GAAP, and the book cost of Beijing Enterprises (Tourism) which includes the net tangible asset value of Badaling Tourism and the goodwill arising from the acquisition of Badaling Tourism, with an aggregate amount of approximately RMB332,013,000 (equivalent to approximately HK$319,243,000), respectively.

As the Maglev Consideration and the Tourism Consideration were arrived at by referencing to the Company's attributable equity interest in Maglev and Beijing Enterprises (Tourism) (whose sole asset is Badaling Tourism) respectively, the NAV approach is used to consider the fairness of these two considerations.

The Maglev Consideration, the Tourism Consideration, the unaudited NAV of Maglev and the unaudited consolidated NAV of Badaling Tourism as at 30th June 2005 according to HK GAAP are set out as follows: *(For clearer presentation purposes, all computations below are shown in HK$ only)*

	Maglev Agreement	**Tourism Agreement**
	HK$'000	
Maglev Consideration *(a)*	36,721	
Tourism Consideration *(b)*		323,880
63.75% of Maglev's NAV as at 30th June 2005 *(c)*	35,504	
75% of Badaling Tourism's NAV as at 30th June 2005 *(d)*		208,534
Premium of the Maglev Consideration over the Company's attributable 63.75% equity interest of Maglev's NAV (in value) *{(a)-(c)}*	1,217	
Premium of the Maglev Consideration over the Company's attributable 63.75% equity interest of Maglev's NAV (in percentage) *{[(a)/(c) -1]*100%}*	3.43%	
Premium of the Tourism Consideration over the Company's attributable 75% equity interest of Badaling Tourism's NAV (in value) *{(b)-(d)}*		115,346
Premium of the Tourism Consideration over the Company's attributable 75% equity interest of Badaling Tourism's NAV (in percentage) *{[(b)/(d)-1]*100%}*		55.31%

The calculation above shows that (i) the Maglev Consideration represents a premium of approximately 3.43% over the Company's attributable 63.75% equity interest of the unaudited NAV of Maglev as at 30th June 2005; and (ii) the Tourism Consideration represents a premium of approximately 55.31% over the Company's attributable 75% equity interest of the unaudited consolidated NAV of Badaling Tourism as at 30th June 2005. Accordingly, we are of the opinion that both the Maglev Consideration and the Tourism Consideration are fair and reasonable so far as the Independent Shareholders are concerned.

To further evaluate the fairness of the Maglev Consideration and the Tourism Consideration, we have searched for other comparable Hong Kong listed companies' NAV and share price statistics for comparison purpose. To the best of our knowledge and based on the information from the Stock Exchange and the GEM websites, we are unable to identify any listed company in Hong Kong engaged in identical business as Maglev. As for Badaling Tourism, which is principally engaged in the provision of tourism services in the PRC, we have reviewed the information of four companies of similar business nature, and the shares of which are traded on the Main Board (the "Market Comparables"). For analysis purposes, based on the Tourism Consideration of approximately HK$323,880,000 over 75% of the unaudited NAV of Badaling Tourism of approximately HK$208,534,000 as at 30th June 2005, the price book ratio would be approximately 1.55 times. A summary of the closing price over the NAV ("P/NAV") of the Market Comparables based on their respective closing prices of shares as at 6th September 2005, being the date of the Tourism Agreement, and their latest published audited consolidated full year financial statements are illustrated below:

Company (Stock code)	**Principal business**	**Closing price as at 6th September 2005**	**NAV of the latest published audited consolidated annual results per share**	**P/NAV**
		(HK$)	*(HK$) (Note 1)*	*(times)*
Wing on Travel (Holdings) Limited (1189)	Provision of package tours, travel, transportation and other related services	1.24	1.45	0.86
Morning Star Resources Limited (542)	Travel and travel-related services, hotel investment, hotel management, property development and property agency services, financial services and securities broking	0.061	0.11	0.57
China Travel International Investment Hong Kong Limited (308)	Passenger transportation services, tourist attraction operations, freight forwarding and transportation services, hotel operations, travel and related operations, golf club operations, power generation, corporate and others	2.35	1.67	1.41
Guo Xin Group (1215)	Trade related operations, travel related operations and property investment	0.041	0.06	0.71
			Average	0.89
			Range	0.57 - 1.41
			The Tourism Consideration *(Note 2)*	1.55

Notes:

(1) The NAV per share is calculated based on the respective company's number of issued shares as at 6th September 2005, being the date of the Tourism Agreement.

(2) The ratio is calculated based on the Tourism Consideration and Badaling Tourism's 75% unaudited consolidated NAV as at 30th June 2005 according to HK GAAP.

Source: the Stock Exchange's website (www.hkex.com.hk)

As illustrated above, the P/NAV for the Tourism Consideration of approximately 1.55 times is higher than the average of that of the Market Comparables and slightly above the range of the Market Comparables. As such, we are of the view that the Tourism Consideration is in the interests of the Company and the Shareholders as a whole.

Taking into account that (i) the premium of the Maglev Consideration over the Company's attributable 63.75% equity interest of the unaudited NAV of Maglev as at 30th June 2005 is approximately 3.43%; (ii) the premium of the Tourism Consideration over the Company's attributable 75% equity interest of the unaudited consolidated NAV of Badaling Tourism as at 30th June 2005 is approximately 55.31%; and (iii) the P/NAV for the Tourism Consideration of approximately 1.55 times is higher than the average of that of the Market Comparables and slightly above the range of the Market Comparables, we are of the opinion that the Maglev Consideration and the Tourism Consideration are fair and reasonable so far as the Independent Shareholders are concerned and the Maglev Agreement and the Tourism Agreement are in the interests of the Company and the Shareholders as a whole.

III. Financial effects of the Transactions

Upon completion of the Transactions, Maglev and Beijing Enterprises (Tourism) will no longer be the subsidiaries of the Company. The financial effects of the Transactions are analysed as follows (unless otherwise specified, the following will be based on HK GAAP and for clearer presentation purposes, the computation will be presented in HK$):

Effect on earnings

Taking into account (i) the consideration under the Maglev Agreement of approximately HK$36,721,000 and the Company's attributable 63.75% equity interest unaudited NAV of Maglev of approximately HK$35,504,000 as at 30th June 2005; and (ii) the consideration under the Tourism Agreement of approximately HK$323,880,000 and the Company's attributable 75% equity interest unaudited NAV

of Badaling Tourism of approximately HK$208,534,000 as at 30th June 2005, the disposal of Maglev and Badaling Tourism will result in estimated gain of approximately HK$1,217,000 and HK$115,346,000, respectively to the Company. As a result, the estimated aggregate gain from the Transactions of approximately HK$116,563,000 will be included in the forthcoming financial statements of the Group.

As mentioned under the paragraph headed "Reasons for entering into of the Maglev Agreement and the Tourism Agreement" above, no operation result was rendered to Maglev for the two years ended 31st December 2004, hence, there was no turnover and profit contribution to the Group. The turnover and attributable net profit contribution of Badaling Tourism for the six months ended 30th June 2005 were approximately HK$41.05 million and HK$2.10 million respectively. The turnover contribution of Badaling Tourism accounted for approximately 0.80% of the Group's total turnover of HK$5,143.41 million for the six months ended 30th June 2005, while the net profit contribution of Badaling Tourism accounted for approximately 0.15% of the Group's total net profit of approximately HK$326.89 million for the six months ended 30th June 2005. Given the zero and nominal contribution from Maglev and Badaling Tourism respectively, we believe that the disposal of Maglev and Badaling Tourism will only have immaterial impact on the Group's ongoing revenue stream and profitability.

In addition, it is noted that upon completion of the Transactions, the Group will no longer be able to consolidate Maglev and Badaling Tourism's results in the future as Maglev and Badaling Tourism will cease to be the Company's indirect subsidiaries. However, the Directors are positive that the disposal will allow the Group to have a clearer delineation in its business strategy whereby enable the Group to concentrate on its core business and thereto creating other earning opportunities to the Group.

Effect on NAV

According to the Directors, the aforementioned aggregate gain from the Transactions represents the attributable goodwill previously eliminated against the consolidated capital reserve at the respective time of acquisition of Maglev and Badaling Tourism and therefore will be transferred to the consolidated retained profits as a movement in reserves.

There will be an overall slight increase in the Group's NAV after completion of the Transactions representing the difference between the aggregate consideration of the Transactions and the Company's attributable NAV's of Maglev and Badaling Tourism. As such, we are of the view that the Transactions will not have any material impact on the consolidated NAV of the Group.

Effect on working capital

The aggregate proceeds of the Transactions is approximately HK$360,601,000, being the sum of the Maglev Consideration and the Tourism Consideration. Accordingly, the Transactions will generate a cash inflow of approximately HK$360,601,000 to the Group over a period of three years commencing from the completion of the Transactions, assuming that the expenses related to the Transactions are negligible. As referred to the Board Letter, it is the current intention of the Directors to apply the aggregate proceeds from the Transactions towards general working capital of the Company due to the reason that no specific investment has been identified by the Company at this stage for utilising the said proceeds. We are of the view that the aggregate proceeds of the Transactions of approximately HK$360,601,000 will improve the cash flow and working capital position of the Group upon completion of the Transactions and is beneficial to the Group as a whole.

Effect on gearing ratio

The Group had total outstanding debts of approximately HK$3,876.87 million (including long term bank and other borrowings of approximately HK$279.44 million, convertible bonds of approximately HK$543.61 million and short term bank and other borrowings of approximately HK$3,053.82 million) and cash and cash equivalent of approximately HK$3,470.31 million as at 30th June 2005. Hence, the gearing ratio (calculated by net debt over NAV) was approximately 5.03%. Assuming the Transactions were completed on 30th June 2005, the gearing ratio will remain the same as approximately 5.03% as the slight increase in the NAV was nominal. Hence, we are of the view that the Transactions will not have any material impact on the gearing ratio of the Group.

Overall

Having taken into account the above mentioned financial effects of the Transactions on the Group, we are of the opinion that the entering into of the Maglev Agreement and the Tourism Agreement is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above factors and reasons, we are of the opinion that the terms of the Maglev Agreement and the Tourism Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

Yours faithfully,
For and on behalf of
Kingston Corporate Finance Limited
Graham Lam
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors and the chief executive of the Company

As at the Latest Practicable Date, the interests and short positions of Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company or any of its associated corporation

Name of Director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	30,628# *(L)*	0.0030%
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738# *(L)*	0.0116%

@ *All these associated corporations are indirectly held subsidiaries of the Company*

All interests are directly beneficially owned by the Directors

(L) Denotes a long position

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Interests in assets of the Group

Up to the Latest Practicable Date, none of the Directors had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any members of the Group since 31st December 2004, being the date to which the latest published audited financial statements of the Company were prepared.

(c) Interests in contracts of the Company

None of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole

(ii) Substantial Shareholders

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

		Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's issued share Capital
Name	*Notes*	Directly beneficially owned	Through controlled corporations	Total	
Modern Orient Limited		100,050,000	–	100,050,000	16.07%
BEIL	*(a)*	313,949,900	100,050,000	413,999,900	66.51%
Beijing Holdings	*(b)*	271,100	413,999,900	414,271,000	66.55%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 66.48% by Beijing Holdings. Accordingly, Beijing Holdings is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. SERVICE CONTRACTS

Messrs. Yi Xi Qun and Zhang Hong Hai have service contracts with the Company for terms of five and three years, respectively, commencing on 1st June 2003 and 3rd December 2003, respectively, with respective unexpired periods of approximately 32 months and 14 months as at the Latest Practicable Date.

Mr. Liu Kai renewed his service contract with the Company on 16th January 2004 for a further period of three years commencing on the same date, with an unexpired period of approximately 15 months as at the Latest Practicable Date.

Mr. E Meng has a service contract with the Company for three years commencing 17th June 2005, with an unexpired period of approximately 32 months as a the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, the date to which the latest published audited financial statements of the Group were made up.

6. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
Kingston	Licensed corporation under the SFO to conduct type 6 (advising on corporate finance) regulated activity

7. EXPERT'S INTEREST IN ASSETS

As at the Latest Practicable Date, Kingston had no shareholding interest in any member of the Group or the right whether, legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Kingston had no direct or indirect interests in any assets which had since 31st December 2004 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by, or leased to, any member of the Group.

8. CONSENTS OF THE EXPERT

As at the Latest Practicable Date, Kingston has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

9. MISCELLANEOUS

Each of the Directors has confirmed that he and their respective associates do not have any interests in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

10. GENERAL

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The secretary and the qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst.

(d) The English text of this circular and the form of proxy shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (except public holidays) at the registered office of the Company at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, from the date of the circular up to and including 17th October 2005:

(a) the memorandum of association and articles of association of the Company;

(b) the annual reports of the Company for the two financial years ended 31st December 2004;

(c) the Maglev Agreement;

(d) the Tourism Agreement;

(e) the letter from the Independent Board Committee as set out on page 17 of this circular;

(f) the letter from Kingston as set out from pages 18 to 35 of this circular;

(g) the written consent from Kingston referred to in paragraph 8 of this Appendix;

(h) the service contracts referred to in paragraph 3 of this Appendix; and

(i) this circular.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of Beijing Enterprises Holdings Limited (the "Company") will be held at Prestige Room, 35th Floor, Plaza Conference Centre, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. on Monday, 17th October 2005 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the agreement entered into between the Company as the vendor and 傑恆投資有限公司 (Canfort Investment Limited) ("Canfort") as the purchaser on 6th September 2005 (the "Maglev Agreement"), pursuant to which the Company has conditionally agreed to sell the Company's 63.75% equity interest of 北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Holdings Maglev Technology Development Co., Ltd.) ("Maglev") to Canfort (a copy of the Maglev Agreement has been produced to the Meeting marked "A" and has been initialled by the chairman of the Meeting for the purpose of identification), the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(b) the agreement entered into between Space Express Limited ("Space Express") as the vendor and Beijing Holdings (BVI) Limited ("Beijing Holdings (BVI)") as the purchaser on 6th September 2005 (the "Tourism Agreement"), pursuant to which Space Express has conditionally agreed to sell its 100% equity interest of Beijing Enterprises (Tourism) Limited ("Beijing Enterprises (Tourism)") to Beijing Holdings BVI (a copy of the Tourism Agreement has been produced to the Meeting marked "B" and has been initialled by the chairman of the Meeting for the purpose of identification) , the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to do all such further acts and things and execute all such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of, and all transactions contemplated under, the Maglev Agreement and the Tourism Agreement; and

(d) the affixing of the common seal of the Company to any instrument or document in the presence of any one director of the Company as may be required for any of the above purposes be and is hereby confirmed and approved."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 28th September 2005

Registered office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the Meeting is enclosed herewith.

3. To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's share registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before either the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the Meeting or any adjournment thereof if the shareholder so desires.

4. According to Article 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three shareholders of the Company present in person (or, in the case of a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a shareholder or shareholders of the Company present in person (or, in the case a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all shareholders of the Company having the right to vote at the meeting; or

(d) a shareholder or shareholders of the Company present in person (or, in the case of a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company will procure the chairman of the Meeting to demand for a poll in relation to the ordinary resolution for approving the acquisition of the Company's 63.75% equity interest in Maglev by Canfort pursuant to the Maglev Agreement, and the acquisition of Space Express' 100% equity interest in Beijing Enterprises (Tourism) by Beijing Holdings (BVI) pursuant to the Tourism Agreement at the Meeting.

The directors of the Company ("Directors) as at the date of this notice are as follows:

Executive directors:
Mr. Yi Xi Qun; Mr. Zhang Hong Hai; Mr. Li Fu Cheng; Mr. Bai Jin Rong; Mr. Guo Ying Ming; Mr. Liu Kai; Mr. Zheng Wan He; Mr. Li Man; Mr. Guo Pu Jin; Mr. Zhou Si; Mr. E Meng

Independent non-executive Directors:
Mr. Lau Hon Chuen, Ambrose; Dr. Lee Tung Hai, Leo; Mr. Wang Xian Zhang; Mr. Wu Jiesi; Mr. Robert A. Theleen.

4. 根據本公司之章程細則第75條，於任何會議中進行表決之決議案將以舉手形式決定，除非（於公佈舉手結果之前或之際或其他進行投票表決之要求已被撤銷）由以下人士要求進行投票表決：

(a) 該大會主席；或

(b) 至少三名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，並於當時有權在大會投票；或

(c) 任何一名或多名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，彼或彼等須代表可於大會投票之本公司所有股東之總投票權十分之一或以上；或

(d) 任何一名或多名出席之本公司股東，或倘為一名公司股東，則為獲公司正式授權之代表或委任代表，並持有附帶權利可於大會投票之已繳股款股份，有關股數須可代表相等於附帶該項權利之所有已繳股款股份之十分之一或以上。

根據香港聯合交易所有限公司證券上市規則第13.39(4)條，本公司會促使大會主席以投票方式表決通過傑恆收購本公司於磁懸浮63.75%股本權益之磁懸浮協議以及Beijing Holdings (BVI) 收購Space Express於北京企業（旅遊）100%股本權益之旅遊協議。

於通告日期，本公司之董事（「董事」）為：

執行董事：
衣錫群先生、張虹海先生、李福成先生、白金榮先生、郭迎明先生、劉凱先生、鄭萬河先生、李滿先生、郭普金先生、周思先生、鄂萌先生

獨立非執行董事：
劉漢銓先生、李東海博士、王憲章先生、武捷思先生、白德能先生

(c) 授權本公司任何一位董事代表本公司作出一切有關行動、事宜及訂立所有其他文件，以及據董事之意見認為就實行磁懸浮協議及旅遊協議之條款及磁懸浮協議及旅遊協議下擬進行之一切交易及／或致令上述各項生效而採取全部必要、權宜或適宜之步驟；及

(d) 確認及批准本公司任何一位董事在場見證下就任何上述目的而可能需要在任何文據或文件上蓋上本公司之公司印鑑。」

承董事會命
公司秘書
譚振輝

香港，二零零五年九月二十八日

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
43樓4301室

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一名或以上代表代其出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。如委任一名以上人士為代表，則委任書上須註明每位獲委任人士所代表之有關股份數目與類別。

2. 隨函附奉大會適用之代表委任表格。

3. 代表委任表格連同妥為簽署之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本須盡快交回，惟無論如何最遲須於大會或其任何續會之指定舉行時間四十八小時前交回本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。股東填妥及交回代表委任表格後，屆時仍可按本身之意願親身出席大會或其任何續會，並於會上投票。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例於香港註冊成立之有限公司）
（網站：www.behl.com.hk）
（股份代號：392）

茲通告北京控股有限公司（「本公司」）謹訂於二零零五年十月十七日（星期一）上午十時，假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會（「大會」），藉以考慮及酌情通過（不論有否修訂）下列將予提呈之決議案為本公司普通決議案：

普通決議案

「動議

(a) 本公司（作為賣方）與傑恆投資有限公司（「傑恆」，作為買方）於二零零五年九月六日訂立之協議（「磁懸浮協議」），據此，本公司有條件同意向傑恆出售本公司於北京控股磁懸浮技術發展有限公司（「磁懸浮」）之63.75%股本權益（該磁懸浮協議註有「A」字樣之副本已送呈大會，並由大會主席簡簽以資識別），並確認及批准該協議下之條款，以及履行和實行該協議下擬進行之交易；

(b) Space Express Limited（「Space Express」）（作為賣方）與Beijing Holdings (BVI) Limited（「Beijing Holdings (BVI)」，作為買方）於二零零五年九月六日訂立之協議（「旅遊協議」），據此，Space Express有條件同意向Beijing Holdings (BVI)出售本公司於北京企業旅遊有限公司（「北京企業（旅遊）」）之100%股本權益（該旅遊協議註有「B」字樣之副本已送呈大會，並由大會主席簡簽以資識別），並確認及批准該協議下之條款，以及履行和實行該協議下擬進行之交易；

10. 一般事項

(a) 本公司之註冊辦事處為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(c) 本公司之秘書及合資格會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許財經分析師(Chartered Financial Analyst)之普通會員。

(d) 本通函及代表委任表格之中英文版本如有歧義，概以英文版本為準。

11. 備查文件

下列文件由本通函刊發日期起至二零零五年十月十七日（包括當日）止任何週日（公眾假期除外）之一般營業時間內，在本公司之註冊辦事處（地址為香港灣仔港灣道18號中環廣場43樓4301室）可供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 本公司截至二零零四年十二月三十一日止兩個財政年度之年報；

(c) 磁懸浮協議；

(d) 旅遊協議；

(e) 本通函第17頁所載獨立董事委員會之函件；

(f) 本通函第18至第35頁所載金利豐函件；

(g) 本附錄第8段所述之金利豐同意書；

(h) 本附錄第3段所述之服務合約；及

(i) 本通函。

6. 專家資格

於本通函提供所載或所述意見或建議之專家之資格如下：

名稱	資格
金利豐	根據證券及期貨條例獲准進行第6類（就機構融資提供意見）受規管活動之持牌法團

7. 專家於資產之權益

於最後實際可行日期，金利豐既無擁有本集團任何成員公司之股權，亦無擁有任何權利（不論在法律上可否強制執行）認購或指派他人認購本集團任何成員公司之證券。

於最後實際可行日期，金利豐概無於本集團任何成員公司自二零零四年十二月三十一日（即本集團最近期公佈之經審核財務報表之編製日期）以來所購入或出售或租賃之任何資產中直接或間接擁有任何權益。

8. 專家之同意書

於最後實際可行日期，金利豐已就刊發本通函而發出書面同意書，表示同意按本通函所載形式及涵義轉載其函件並引述其名稱，且迄今並無撤回同意書。

9. 雜項

各董事已確認，彼及彼等各自之聯繫人士概無於直接或間接與本集團業務競爭或可能競爭之業務擁有任何權益。

3. 服務合約

衣錫群先生及張虹海先生與本公司之合約年期分別為五年及三年，並分別由二零零三年六月一日及二零零三年十二月三日開始計算。於最後實際可行日期分別尚餘約32個月及14個月屆滿。

劉凱先生於二零零四年一月十六日與本公司簽訂更新之服務合約，自該日起計延長三年，於最後實際可行日期尚餘約15個月屆滿。

鄂萌先生已與本公司訂立服務合約，由二零零五年六月十七日起計為期三年，於最後實際可行日期尚餘約32個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

5. 重大不利變動

於最後實際可行日期，就董事所知，自二零零四年十二月三十一日（即本集團最近期公佈之經審核財務報表之編製日期）以來，本集團之財務或貿易狀況概無出現任何重大不利變動。

(ii) 主要股東

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士(非董事或本公司主要行政人員)於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有10%或以上之權益：

好倉：

		持有之普通股數目、身分及權益性質			
名稱	*附註*	直接實益擁有	透過受控制法團	合計	佔本公司已發行股本百份比
Modern Orient Limited		100,050,000	–	100,050,000	16.07%
BEIL	*(a)*	313,949,900	100,050,000	413,999,900	66.51%
京泰實業	*(b)*	271,100	413,999,900	414,271,000	66.55%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由BEIL直接持有100%權益，因此，BEIL被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由BEIL及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司BEIL為一間由京泰實業間接持有66.48%權益之公司，因此，京泰實業被視為擁有BEIL及Modern Orient Limited所擁有股份之權益。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士(董事、主要行政人員或本集團任何成員公司以外)於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有10%或以上之權益。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債券中，概無或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉)；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

(b) 於本集團資產之權益

於最後實際可行日期，董事概無於本集團任何成員公司自二零零四年十二月三十一日(即本公司最近期公佈之經審核財務報表之編製日期)以來所購入或出售或租賃或擬購入或出售或租賃之任何資產中直接或間接擁有任何重大權益。

(c) 於本公司合約之權益

於最後實際可行日期，董事概無於對本集團整體業務而言屬重要且仍然有效之任何合約或安排中擁有重大權益。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司及其任何相聯法團之權益

董事姓名	相聯法團名稱	持有之普通股數目	佔相聯法團已發行股本百份比
李福成先生	北京燕京啤酒股份有限公司@	30,628#*(L)*	0.0030%
鄭萬河先生	北京王府井百貨（集團）股份有限公司@	45,738#*(L)*	0.0116%

@　*上述所有相聯法團均為本公司之間接附屬公司*

#　*所有權益均由董事直接實益擁有*

(L)　*表示為好倉*

推薦建議

經考慮上述因素及理由後，吾等認為磁懸浮協議及旅遊協議之條款，對獨立股東而言屬公平合理，且符合 貴公司及股東整體利益。因此，吾等推薦獨立股東，在股東特別大會上，投票贊成於會上提呈之有關決議案。

此 致

北京控股有限公司獨立董事委員會
及獨立股東 台照

代表
金利豐財務顧問有限公司
執行董事
林家威
謹啟

二零零五年九月二十八日

對營運資金的影響

交易事項之總收入約360,601,000港元，即磁懸浮代價和旅遊代價之總和。因此，交易事項將於完成交易事項起計三年內（假設交易事項的相關開支屬微不足道）為　貴集團帶來360,601,000港元。如董事會函件所述，董事現擬將交易事項之所得款項總額，作為　貴公司之一般營運資金，乃因　貴公司在目前未有動用上述所得款項之特別特定投資。吾等認為，於完成交易事項後，交易事項所得款項總額約360,601,000港元將改善　貴集團之現金流量及營運資金狀況，對　貴集團整體而言有利。

對資產負債比率之影響

於二零零五年六月三十日，　貴集團之未償還債務總額約為3,876,870,000港元（包括長期銀行及其他借款約279,440,000港元、可換股債券約543,610,000港元及短期銀行及其他借款約3,053,820,000港元）及現金及現金等值物約3,470,310,000港元。因此，資產負債比率（債務淨額除資產淨值）約為5.03%。由於資產淨值升幅微不足道，假設交易事項於二零零五年六月三十日完成，資產負債比率將維持不變，約為5.03%。因此，吾等認為交易事項對　貴集團之資產負債比率將不會有任何重大影響

整體

經考慮上述交易事項對　貴集團之影響後，吾等認為訂立磁懸浮協議和旅遊協議，乃符合　貴公司及股東之整體利益。

208,534,000港元，出售磁懸浮及八達嶺旅遊將導致 貴公司分別獲取估計收益約1,217,000港元及115,346,000港元。因此，交易事項帶來之估計總收益約116,563,000港元，將計入 貴集團下一份財務報表。

誠如上文「訂立磁懸協議及旅遊協議之原因」一段所述，截至二零零四年十二月三十一日止兩個年度，磁懸浮並無經營業績，因此對 貴集團並無營業額及溢利貢獻。截至二零零五年六月三十日止六個月，八達嶺旅遊之營業額及應佔溢利淨額貢獻分別約為41,050,000港元及2,100,000港元。截至二零零五年六月三十日止六個月，八達嶺旅遊之營業額貢獻約佔 貴集團總營業額5,143,410,000港元之0.80%，而八達嶺旅遊之溢利淨額貢獻則約佔 貴集團總溢利淨額約326,890,000港元約0.15%。鑒於磁懸浮及八達嶺旅遊之貢獻分別為零及僅名義性質，吾等認為出售磁懸浮及八達嶺旅遊僅會對 貴集團之持續經營收入及利潤有微不足道之影響。

此外，於完成交易事項，由於磁懸浮及八達嶺旅遊不再為 貴公司之間接附屬公司， 貴集團將不再綜合磁懸浮及八達嶺旅遊之業績。然而，出售將讓 貴集團的業務政策更為清晰，而據此 貴集團可更為集中於其核心業務，從而為 貴集團帶來其他盈利機會，董事對此表示樂觀。

對資產淨值之影響

根據董事表示，上述交易事項的收益總額，指收購磁懸浮及八達嶺旅遊時，之前在綜合資本儲備中撇銷的應佔商譽，因此將轉撥至綜合保留溢利，作為儲備變動。

於完成交易事項後， 貴集團之資產淨值將整體輕微上升，升幅相當於交易事項總代價及 貴公司應佔磁懸浮及八達嶺旅遊之資產淨值之差額。因此，吾等認為交易事項將不會對 貴集團之綜合資產淨值有任何重大影響。

附註:

(1) 每股資產淨值乃根據各公司於二零零五年九月六日(即旅遊協議日期)之已發行股份數目計算。

(2) 比例根據旅遊代價及八達嶺旅遊於二零零五年六月三十日根據香港公認會計原則計算之未經審核綜合資產淨值75%計算。

資料來源: 聯交所網站(www.hkex.com.hk)

如上文所述,旅遊代價之P/NAV約1.55倍,高於市場可比較者平均數,並略低於市場可比較者之範圍。因此,吾等認為旅遊代價符合 貴公司及股東之整體利益。

經計及(i)磁懸浮代價較 貴公司應佔磁懸浮二零零五年六月三十日的未經審核資產淨值63.75%股權之溢價約3.43%;(ii)旅遊代價較 貴公司於八達嶺旅遊應佔二零零五年六月三十日的未經審核綜合資產淨值75%股權之溢價約55.31%;及(iii)旅遊代價之P/NAV較市場可比較者之平均數高約1.55倍,並輕微低於市場可比較者範圍,吾等認為磁懸浮代價及旅遊代價,對獨立股東而言屬公平合理,而磁懸浮協議及旅遊協議符合 貴公司及股東整體利益。

III. 交易事項之財務影響

於完成交易事項後,磁懸浮及北京企業(旅遊)不再為 貴公司之附屬公司。交易事項之財務影響分析如下(除另有所指外,以下分析將根據香港公認會計原則而計算,為清楚呈列,下文所有計算僅以港元列示):

對盈利之影響

經計及(i)磁懸浮協議之代價約36,721,000港元,以及 貴公司應佔磁懸浮二零零五年六月三十日的未經審核資產淨值63.75%股權約35,504,000港元;及(ii)旅遊協議之代價約323,880,000港元,以及 貴公司應佔八達嶺旅遊二零零五年六月三十日的未經審核資產淨值75%股權約

為進一步評估磁懸浮代價及旅遊代價是否公平，吾等已尋求其他香港上市公司之資產淨值及股價統計數字以作比較。據吾等所知及根據聯交所及創業板網站，吾等未能識別香港之任何上市公司，從事與磁懸浮相同之業務。至於主要在中國從事提供旅遊服務之八達嶺旅遊，吾等已審閱其他從事類似業務且其股份在主板買賣之四間公司的資料（「市場可比較者」）。就進行分析而言，根據旅遊代價 約323,880,000港元除以於二零零五年六月三十日所佔八達嶺旅遊未經審核資產淨值75%而計算之約208,534,000港元，價格賬面比例約1.55倍。根據市場可比較者於二零零五年九月六日（即旅遊協議日期）之股份收市價以及其最近公佈之經審核全年財務報表計算其收市價除以資產淨值（「P/NAV」）之比例概要如下：

公司(股份編號)	主要業務	於二零零五年九月六日之股份收市價 *(港元)*	最近公佈經審核綜合全年業績所示之每股資產淨值 *(港元)(附註1)*	P/NAV *(倍)*
永安旅遊(控股)有限公司(1189)	提供旅行團、旅遊、運輸及其他相關服務	1.24	1.45	0.86
星晨集團有限公司(542)	旅遊及旅遊相關服務、酒店投資、酒店管理、物業發展及物業代理服務、金融服務及證券經紀	0.061	0.11	0.57
香港中旅國際投資有限公司(308)	旅客運輸服務、經營旅遊點、貨代及運輸業務、酒店業務、旅遊及相關業務、經營高爾夫球會、發電、企業及其他	2.35	1.67	1.41
國新集團有限公司(1215)	貿易相關業務、旅遊相關業務及物業投資	0.041	0.06	0.71
			平均數	0.89
			範圍	0.57 – 1.41
			旅遊代價 *(附註2)*	1.55

磁懸浮代價、旅遊代價、於二零零五年六月三十日根據香港公認會計準則計算之磁懸浮未經審核資產淨值及八達嶺旅遊未經審核資產淨值如下：*(為清楚呈列，下文所有計算僅以港元列示)*

	磁懸浮協議	**旅遊協議**
	千港元	
磁懸浮代價 *(a)*	36,721	
旅遊代價 *(b)*		323,880
於二零零五年六月三十日佔磁懸浮資產淨值63.75%權益 *(c)*	35,504	
於二零零五年六月三十日佔八達嶺旅遊75% 權益*(d)*		208,534
磁懸浮代價較　貴公司佔磁懸浮資產淨值63.75%權益（以價值計算）之溢價*{(a)-(c)}*	1,217	
磁懸浮代價較　貴公司佔磁懸浮資產淨值63.75%權益（以百分比計算）之溢價*{[(a)/(c)-1]*100%}*	3.43%	
旅遊代價較　貴公司佔八達嶺旅遊資產淨值75%權益（以價值計算）之溢價*{(b)-(d)}*		115,346
旅遊代價較　貴公司佔八達嶺旅遊資產淨值75%權益（以百分比計算）之溢價*{[(b)/(d)-1]*100%}*		55.31%

上述計算顯示(i) 磁懸浮代價較　貴公司於二零零五年六月三十日佔磁懸浮未經審核資產淨值63.75%權益溢價約3.43%；及(ii) 旅遊代價較　貴公司於二零零五年六月三十日佔八達嶺旅遊未經審核資產淨值75%權益溢價約55.31%。因此，吾等認磁懸浮代價及旅遊代價對獨立股東而言，屬公平合理。

董事已確認磁懸浮代價及旅遊代價乃由磁懸浮協議和旅遊協議之各方之間按公平磋商原則釐訂，並已參考　貴公司應佔磁懸浮於二零零四年十二月三十一日按香港公認會計原則計算之經審核資產淨值人民幣59,906,000元（相等於約57,602,000港元）之63.75%股權，以及北京企業（旅遊）之賬面值，其中已包括八達嶺旅遊之有形資產淨值及因收購八達嶺旅遊所產生之商譽，總額約人民幣332,013,000元 (相等於約319,243,000港元)。

由於磁懸浮代價及旅遊代價乃分別參考　貴公司於磁懸浮及北京企業（旅遊）（其唯一資產為八達嶺旅遊）之應佔股權而定，故使用資產淨值法考慮此兩項代價之公平性。

另一方面，於完成旅遊協議後， 貴集團之唯一旅遊業務將為經營北京龍慶峽。如董事會函件所述， 貴集團將考慮於日後出售北京龍慶峽，使 貴集團核心業務之定位更加明確，惟 貴公司目前尚未訂立任何正式合約。經考慮 貴集團決定精簡其資產組合以及重組與整體發展策略（有關發展策略乃由董事會經考慮 貴公司之過往發展及投資策略而制定）並不一致的資產，以及有關業務重組對 貴集團截至二零零四年十二月三十一日止年度及截至二零零五年六月三十日止六個月之財務表現之正面影響（例如出售北京國際交換系統有限公司（現稱京西門子通訊網絡有限公司）、北京企業（食品）有限公司（其唯一資產為於北京三元食品股份有限公司之55%股份權益）及北京市建國飯店有限公司合營企業，這些公司以往都是 貴公司資產組合之重要溢利來源，但於各自被出售前均錄得重大業績倒退），吾等認為出售北京企業（旅遊）將讓 貴集團集中其資源於所計劃的核心業務，並使 貴集團在業務策略上有清晰定位，因此儘管北京企業（旅遊）近年來為 貴集團帶來溢利貢獻，此舉仍能為 貴集團帶來其他利益。

鑑於上文所述，吾等認為精簡 貴集團之資產組合及重組與董事會制定之 貴集團整體發展策略不一致之資產，具有合理的商業及策略理由，因此，吾等認為訂立磁懸浮協議和旅遊協議屬公平合理，並符合 貴公司及股東整體利益。

II. 代價基準

根據磁懸浮協議， 貴公司有條件同意出售其於磁懸浮之63.75%股權予傑恒，代價為人民幣38,190,000元（相等於約36,721,000港元），有關代價將分三期支付，詳情載於董事會函件。至於旅遊協議，Space Express有條件同意出售其於北京企業（旅遊）之100%股權（包括北京企業（旅遊）於八達嶺旅遊之75%股權之唯一資產，而八達嶺旅遊則持有磁懸浮36.25%股權），代價約人民幣336,835,000元（相等於約323,880,000港元）予Beijing Holdings (BVI)，代價將分三期以現金支付，詳情載於董事會函件。

如上文所述，吾等注意到　貴集團已正式及逐漸落實其投資策略以及資產重組。如中期業績所述及董事所確認，　貴集團一直嘗試簡化其業務架構，並已建立基建及公用事業為主要組成部份的資產組合，並輔以品牌消費產品概念，而　貴集團將在日後奉行此項業務策略。

訂立磁懸浮協議及旅遊協議之原因

誠如上文「貴集團未來發展策略」一段以及二零零四年年報的資料所述，　貴公司已就投資策略作出調整，將目光更多地集中於基建及公用事業。因此，　貴公司已實施多項措施，更加著力於內部重組方面，詳情載於上文「貴集團由二零零四年一月一日至二零零五年九月六日（即訂立磁懸浮協議及旅遊協議之公佈日期進行之主要重組）一段。交易事項完成後，　貴集團將不再從事磁懸浮現時經營之磁懸浮列車業務，以及八達嶺旅遊現時於長城景點經營之旅遊服務業務。吾等注意到磁懸浮之業務範疇，主要為研究及開發磁懸浮技術，磁懸浮正待中國政府批准於八達嶺萬里長城建造磁懸浮列車，為郊外景點提供交通服務。因此，截至二零零四年十二月三十一日止兩個年度，磁懸浮並無經營業績。授出有關批准由中國政府全權決定，因此，現未能知悉能否獲得有關批准。吾等已向董事垂詢有關中國政府就公佈批准結果的預期時間表，但未能獲得肯定答案。經考慮磁懸浮之業務主要涉及研究及發開磁懸浮，加上有關中國批准磁懸浮列車興建計劃的不明朗因素，吾等認為訂立磁懸浮協議，可讓　貴公司退出前景成疑之項目，符合　貴集團整體有關出售無利可圖業務以及專注於其所擬核心基建及公用事業業務之發展策略。

貴集團由二零零四年一月一日至二零零五年九月六日（即訂立磁懸浮協議及旅遊協議之公佈（「該公佈」））日期進行之主要重組

貴集團由二零零四年一月一日至該公佈日期完成之主要重組業務如下：

日期	**詳情**
二零零四年一月	• 出售於北京國際交換系統有限公司（現稱北京西門子通訊網絡有限公司）之20%股權
二零零四年四月	• 出售於北京嘉銘投資有限公司之35%股權
二零零四年六月	• 出售於愛思科技有限公司之51%股權，以及偉仕精英有限公司全部權益
二零零四年八月	• 出售於北京建國飯店公司之全部權益
二零零四年十二月	• 出售於北京企業（食品）有限公司之全部股權
二零零五年一月	• 透過將京泰實業和北京市燃氣集團有限責任公司合併（構成交叉行業合併）而成立北京控股集團有限公司
二零零五年七月	• 出售其於北京西餐食品有限公司之全部股權
二零零五年八月	• 出售其於北京秦昌玻璃有限公司之全部股權

貴集團之未來發展策略

如二零零四年年報所載，董事會根據市場走勢及發展，經對　貴公司過去之市場定位、發展策略及投資策略作出全面檢討後，對　貴公司於二零零四年之發展策略作出重大調整。董事會擬將　貴公司轉型為中國北京基建及公用事業之投資及融資平台。

貴公司配合主營業務定位，就投資策略作出調整，將目光更多地集中於基建及公用事業，特別是公路、水務、環保及能源等業務範疇。董事會之最終目標是使　貴集團成為具有協同效應之有限多元企業。

董事會亦在年報中表示，　貴集團將把握中國國有企業改革的機遇，同時針對市場變化，採取下列措施：

- 加強內部重組的力度，使　貴集團在中國北京的經濟不斷發展過程中處於有利位置，推動在北京市有關公用事業及基建的投資項目；

- 推進各項精簡　貴集團資產組合的計劃，並重組一些跟整體發展戰略不吻合的資產，令　貴集團的主營業務定位更清晰；及

- 提升帶動　貴集團截至二零零四年十二月三十一日止年度之主要營業額及盈利之燕京啤酒之發展，並鞏固其於中國啤酒業之知名品牌位。

誠如上文所述，　貴集團截至二零零四年十二月三十一日止年度之經審核綜合總營業額約為96.7億港元，較去年上升約21.27%。截至二零零四年十二月三十一日止年度之經審核綜合毛利及股東應佔溢利分別約為26.6億港元及5億港元，分別較去年上升約16.61%及11.81%。截至二零零四年十二月三十一日止年度及截至二零零五年六月三十日止六個月之純利率分別約為5.21%及6.36%。

根據二零零四年年報，　貴集團大部份業務在二零零四年錄得顯著增長。業務增長主要由於北京首都高速公路發展有限公司(「機場高速」)的交通量大增、北京燕京啤酒有限公司(「燕京啤酒」)全球性併購取得成果以及北京王府井百貨(集團)股份有限公司(「王府井百貨」)積極擴充所致，而　貴集團之利潤增長主要來自機場高速收入增加、燕京啤酒銷量上升以及出售　貴集團在二零零四年期間錄得財務表現轉差且偏離　貴集團建議之未來發展略的資產及業務而產生之特殊收益，有關詳情載於下文「貴集團未來發展策略」一段。

根據中期業績，　貴集團在中國之基建及公用事業業務，於截至二零零五年六月三十日止六個月，繼續出現穩定增長。機場高速所賺取之總營業額，增加約9.7%至約1.8億港元。此外，同期，水處理業務為純利帶來約65,690,000港元貢獻，並繼續為　貴集團之主要現金流來源。

根據二零零四年年報，　貴集團之旅遊業業務於截至二零零四年十二月三十一日止年度錄得約9,290,000港元之應佔溢利；根據　貴公司截至二零零三年十二月三十一日止年度之年報，這一業績較前一年度之約1,760,000港元有改善。根據董事之意見，旅遊業務業績改善主要由於業界從非典型肺炎之影響恢復過來。根據中期業績，旅遊業業務於截至二零零五年六月三十日止六個月錄得未經審核虧損約180,000港元。

貴集團之整體財務表現

下表載列載於 貴公司截至二零零四年十二月三十一日止年度之年報（「二零零四年年報」）及 貴公司截至二零零五年六月三十日止六個月之中期業績（「中期業績」）有關 貴集團截至二零零四年十二月三十一日止兩個年度及截至二零零五年六月三十日止六個月根據香港公認會計原則編制之經審核及未經審核綜合財務資料之概要：

	截至六月三十日止六個月	截至十二月三十一日止年度		截至二零零三年及二零零四年十二月三十一日止兩個年度之間
	二零零五年	二零零四年	二零零三年	之百份比變動
	百萬港元	*百萬港元*	*百萬港元*	
營業淨額	5,143.41	9,665.64	7,970.15	21.27%
毛利	1,438.10	2,659.71	2,280.88	16.61%
股東應佔純利	326.89	503.19	450.05	11.81%
毛利率	27.96%	27.52%	28.62%	
純利率	6.36%	5.21%	5.65%	

	於六月三十日	於十二月三十一日		於二零零三年十二月三十一日及於二零零四年十二月三十一日
	二零零五年	二零零四年	二零零三年	之百份比變動
	百萬港元	*百萬港元*	*百萬港元*	
資產淨值	8,079.96	7,881.10	7,546.14	4.44%

下表載列　貴公司提供有關八達嶺旅遊截至二零零四年十二月三十一日止兩個年度及截至二零零五年六月三十日止六個月根據香港公認會計原則編制之經審核及未經審核綜合財務資料之概要：

	截至六月三十日止六個月	截至十二月三十一日止年度		截至二零零三年及二零零四年十二月三十一日止兩個年度之間
	二零零五年	二零零四年	二零零三年	之百份比變動
	千港元	千港元	千港元	
營業淨額	41,054	97,616	66,143	47.58%
股東應佔純利／(虧損)	2,800	2,138	(2,091)	不適用
純利率	6.82%	2.19%	不適用	

	於六月三十日	於十二月三十一日		於二零零三年十二月三十一日及於二零零四年十二月三十一日
	二零零五年	二零零四年	二零零三年	之百份比變動
	千港元	千港元	千港元	
資產淨值	278,045	273,932	275,519	(0.58)%

如上文所示，八達嶺旅遊之經審核業績，由截至二零零三年十二月三十一日止年度錄得淨虧損，改善至於截至二零零四年十二月三十一日止年度錄得純利。於上述同一回顧期間，經審核綜合營業額總額上升約47.58%。純利率於截至二零零四年十二月三十一日止年度約2.19%，而截至二零零五年六月三十日止六個月，純利率為約6.82%。

於二零零五年六月三十日輕微下跌至約55,692,000港元。如董事會函件所述，由於磁懸浮以磁懸浮列車技術用作商業用途之計劃，仍在等待中國政府批准於中國北京八達嶺萬里長城建造磁懸浮列車，為郊外景點提供交通服務，故磁懸浮於截至二零零四年十二月三十一日止兩個年度及截至二零零五年六月三十日止六個月，暫未錄得任何營業額。

有關北京企業(旅遊)之資料

北京企業(旅遊)為於英屬處女群島註冊成立之有限公司，為 貴公司之全資附屬公司。北京企業(旅遊)之主要業務為投資控股。於本最後實際可行日期，北京企業(旅遊)之唯一資產為於八達嶺旅遊之75%股權，而八達嶺旅遊則持有磁懸浮36.25%股權。

有關八達嶺旅遊之資料

八達嶺旅遊乃於中國成立之中外合資企業，從事於中國北京八達嶺長城提供旅遊服務。 貴公司透過Space Express投資於八達嶺旅遊之金額為人民幣332,013,000元(相等於約319,243,000港元)，佔八達嶺旅遊75%股權。

董事已就通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，並無遺漏其他事實而導致通函之任何陳述有所誤導。吾等認為，吾等已獲提供充足資料，以使吾等達致知情觀點，並為吾等之意見提供合理基準。然而，吾等並無就　貴公司、其各自之附屬公司、聯營公司或共同控制企業之業務及事務進行任何獨立深入調查。

經考慮之主要因素及理由

就交易事項達致吾等之意見時，吾等曾考慮下列主要因素及理由：

1. 交易事項之背景及理由

於二零零五年九月六日，訂立磁懸浮協議及旅遊協議，據此，傑恒已同意購入　貴公司於磁懸浮之63.75%股權，而Beijing Holdings (BVI)已同意購入Space Express於北京企業（旅遊）之100%股權（包括北京企業（旅遊）於八達嶺旅遊之75%股權）。於完成交易事項，磁懸浮之餘下36.25%股權由八達嶺旅遊持有，而　貴公司將不會持有磁懸浮任何直接或間接權益。因此，於完成交易事項後，磁懸浮及北京企業（旅遊）將不再為　貴公司附屬公司。

貴集團之主要業務

貴集團主要從事四大業務範疇：基建及公用事業、消費品、旅遊及零售服務、科技。旅遊及零售服務包括提供旅遊、零售及酒店服務。

有關磁懸浮之資料

磁懸浮為於二零零一年九月在中國成立之中外合資企業，其業務範圍包括研究及開發磁懸浮技術，以及提供相關服務。　貴公司投資於磁懸浮之原定金額為人民幣51,000,000元（相等於約49,038,000港元），佔磁懸浮63.75%股權。根據中國公認會計原則計算，磁懸浮於二零零三年十二月三十一日及二零零四年十二月三十一日之經審核資產淨值分別約值人民幣58,931,000元（相等於約56,665,000港元）及人民幣59,906,000元（相等於約57,602,000港元）。根據香港公認會計原則，磁懸浮之未經審核資產淨值，

價約人民幣336,835,000元（相等於323,880,000港元）（「旅遊代價」）購入Space Express於北京企業（旅遊）之100%股權，而北京企業（旅遊）之唯一資產為於持有磁懸浮36.25%股權之八達嶺旅遊之75%股權。傑恒及Beijing Holdings (BVI)將以現金，分別根據磁懸浮協議及旅遊協議之條款而分期支付。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，訂立磁懸浮協議及旅遊協議亦構成本公司之須予披露交易。此外，由於傑恒及Beijing Holdings (BVI)均為京泰實業之附屬公司，而京泰實業屬擁有本公司66.55%權益之主要股東，根據上市規則第14章之定義，傑恒及Beijing Holdings (BVI)屬本公司之關連人士。因此，根據上市規則第14A.16(5)條，訂立磁懸浮協議及旅遊協議，構成本公司之關連交易，須遵守取得獨立股東在股東特別大會上以表決形式批准之規定。由於京泰實業為本公司之主要股東，於交易事項擁有重大權益，故京泰實業及其聯繫人士將於股東特別大會上放棄就交易事項投票。

本公司已成立由獨立非執行董事劉漢銓先生、李東海博士、王憲章先生、武捷思先生及白德能先生組成的獨立董事委員會，以就磁懸浮協議及旅遊協議之條款對獨立股東是否公平合理以及是否符合　貴公司及股東整體之利益而向獨立股東提供意見，並向獨立股東作出推薦建議，以建議股東在股東特別大會上就交易事項而提呈之有關決議案投票。金利豐已獲委任就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

於構思向獨立董事委員會及獨立股東提供吾等之意見時，吾等曾倚賴通函所載或所述之陳述、資料、意見及聲明，以及董事向吾等提供之資料及聲明。吾等已假設董事向吾等提供之所有資料及聲明（董事就此獨自及承擔全部責任）於作出時均屬真實及準確，並於本函件發出日期仍然屬真實及準確。吾等亦假設董事於通函作出之所有信念、意見、預期及意向陳述乃經審慎周詳考慮後合理作出。吾等並無理由懷疑任何重大事實或資料曾遭隱瞞，或懷疑通函所載之資料及事實之真實性、準確性及完整性，或　貴公司、其顧問及／或董事向吾等表達之意見之合理性。

以下為獨立財務顧問金利豐致獨立董事委員會及獨立股東有關交易而編制以載入本通函的函件全文。

金利豐財務顧問有限公司
香港中環港景街1號
國際金融中心一期
28樓2801室

敬啟者：

有關出售

北京控股磁懸浮技術發展有限公司及
北京企業（旅遊）有限公司股權之
須予披露及關連交易

緒言

吾等獲　貴公司委任為獨立財務顧問，以就交易事項而向獨立董事委員會及獨立股東提供意見，有關詳情載於　貴公司於二零零五年九月二十八日向其股東刊發之通函（「通函」）所載之董事會函件（「董事會函件」）內，而本函件亦為通函之一部份。除非文義另有所指，否則本函件所採用之詞彙與通函所界定者具備相同涵義。

於二零零五年九月六日，　貴公司與傑恒訂立磁懸浮協議，據此，傑恒已同意購入　貴公司於磁懸浮之63.75%股權，總代價為人民幣38,190,000元（相等於約36,721,000港元）（「磁懸浮代價」）。同日，　貴公司之間接全資附屬公司Space Express與Beijing Holdings (BVI)訂立旅遊協議，據此，Beijing Holdings (BVI)已同意以總代

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

敬啟者:

有關出售
北京控股磁懸浮技術發展有限公司及北京企業(旅遊)有限公司股權之須予披露及關連交易

吾等謹提述本公司於二零零五年九月二十八日發佈之通函(「本通函」),本函件為其中一部份。除文義另有所指外,本函件所用詞彙與本通函所界定者具有相同涵義。

吾等已獲董事會委任為獨立董事委員會之成員,就交易事項提供意見,有關詳情載於本通函之「董事會函件」中。

金利豐已獲委任為獨立財務顧問,就交易事項向獨立董事委員會及獨立股東提供意見。有關其意見之詳情,連同達致其意見所考慮之主要因素,載於本通函第18至第35頁。

吾等已考慮金利豐之意見,認為磁懸浮協議及旅遊協議之條款對獨立股東而言屬公平合理,且符合本公司及股東之整體利益。因此,吾等建議獨立股東投票贊成本通函第42至44頁所載股東特別大會通告有關交易事項之決議案。

此　致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
劉漢銓先生　李東海博士　王憲章先生　武捷思先生　白德能先生
謹啟

二零零五年九月二十八日

根據上市規則第13.39(4)條之規定，本公司將促使股東特別大會主席於股東特別大會上就批准交易事項之普通決議案要求以投票方式表決。

推薦建議

務請　閣下留意(i)本通函第17頁所載之獨立董事委員會函件，當中載列其就交易事項致獨立股東之推薦建議；及(ii)本通函第18至第35頁所載之金利豐函件，當中載列其就交易事項致獨立董事委員會及獨立股東之意見，以及達致有關意見時所考慮之主要因素及理由。

獨立董事委員會經考慮金利豐之意見以及金利豐所考慮之主要因素及理由後，認為磁懸浮協議及旅遊協議之條款就獨立股東而言屬公平合理，且符合本公司及股東之整體利益。因此，獨立董事委員會建議獨立股東投票贊成交易事項。

董事認為，磁懸浮協議及旅遊協議之條款（包括但不限於據此應付之磁懸浮協議代價及旅遊協議代價以及該等代價之結算方式）乃按照一般商業條款而訂立，就本公司及股東整體而言屬公平合理，且符合本公司及股東之整體利益。因此，董事推薦股東投票贊成將於股東特別大會提呈之普通決議案。

其他資料

此外，亦請　閣下留意本通函附錄所載之其他資料。

此　致

列位股東　台照

承董事會命
主席
衣錫群
謹啟

二零零五年九月二十八日

股東特別大會

本公司謹訂於二零零五年十月十七日（星期一）上午十時，假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會，以考慮及酌情批准交易事項，召開大會之通告載於本通函第42至第44頁。於股東特別大會上，僅獨立股東有權就交易事項提呈之有關決議案進行投票。

隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥及盡快交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於該股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席股東特別大會（或其任何續會），並於會上投票。

於股東特別大會要求以投票方式表決之程序

根據本公司組織章程細則第75條，於股東大會上提呈投票通過之決議案須以舉手方式表決，惟於公佈舉手結果之前或之際或其他進行表決之要求已被撤銷，下列人士則可要求以投票方式表決：

(a) 大會主席；或

(b) 不少於三名親身出席之股東（或如股東為公司，則為其正式法定代表）或當時有權在會上投票之代表；或

(c) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表；或

(d) 持有獲授予權利可於大會上投票之本公司股份之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。

交易事項後


京泰實業
100%
100%
Beijing Holdings (BVI)
傑恒
0.04%
66.48%
100%
北企投資
北京企業（旅遊）
66.51%
75%
本公司
八達嶺旅遊
100%
36.25%
63.75%
Magic Melody
磁懸浮
100%
Space Express

上市規則之影響

由於傑恒及Beijing Holdings (BVI)均為京泰實業之附屬公司，而京泰實業屬擁有本公司66.55%權益之主要股東，根據上市規則之定義，傑恒及Beijing Holdings (BVI)屬本公司之關連人士。因此，根據上市規則第14A.16(5)條，交易事項因而構成本公司之關連交易，須遵守匯報、公佈及取得獨立股東批准之規定。由於京泰實業乃一名主要股東，並於交易事項中擁有重大利益，故京泰實業及其聯繫人士須於股東特別大會上放棄就交易事項投票。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，訂立磁懸浮協議及旅遊協議亦構成本公司之須予披露交易。

交易事項前後之股權架構載列如下：

交易事項前


京泰實業
100%
100%
Beijing Holdings (BVI)
傑恒
0.04%
66.48%
北企投資
66.51%
本公司
100%
Magic Melody
100%
Space Express
63.75%
100%
北京企業（旅遊）
75%
八達嶺旅遊
36.25%
磁懸浮

訂立交易事項之原因

本集團主要從事四大業務範疇：基建及公用事業、消費品、旅遊及零售服務、科技。旅遊及零售服務包括提供旅遊、零售及酒店服務。

誠如本公司二零零四年十二月三十一日止年度之年報所述，本公司已就投資策略作出調整，將目光更多地集中於基建及公用事業。因此，本公司已實施多項措施，更加著力於內部重組方面。交易事項完成後，本集團將不再從事磁懸浮現時經營之磁懸浮列車業務，以及八達嶺旅遊現時於長城景點經營之旅遊服務業務。故此，本集團之唯一旅遊業務將為經營北京龍慶峽，而本集團之核心業務將為基建及公用事業、消費品、零售服務及科技。本公司相信，出售磁懸浮及北京企業（旅遊）對精簡本公司資產組合及重組與整體發展策略不符之資產方面具有正面影響。因此，本公司將考慮於日後出售北京龍慶峽，使本集團核心業務之定位更加明確，惟本公司目前尚未訂立任何正式合約。

交易事項帶來之淨額約人民幣375,025,000元（相等於約360,601,000港元）將撥作本公司之一般營運資金，現階段本公司尚未確定將有關所得款項用於特定投資項目。

董事會認為，磁懸浮協議及旅遊協議之條款（包括（但不限於）據此應付之代價及支付有關代價之方式）符合正常商業條款，且屬公平合理，並符合股東之整體利益。

有關八達嶺旅遊之資料

八達嶺旅遊乃於中國成立之中外合資企業,主要業務為於中國北京八達嶺長城提供旅遊服務。

本公司透過Space Express投資於八達嶺旅遊之金額為人民幣332,013,000元(相等於約319,243,000港元),佔八達嶺旅遊75%股權。八達嶺旅遊於二零零四年十二月三十一日之經審核資產淨值為人民幣284,889,000元(相等於約273,932,000港元)。八達嶺旅遊於截至二零零三年十二月三十一日及二零零四年十二月三十一日止兩個年度按香港公認會計原則計算之經營業績載列如下:

	截至十二月三十一日止年度			
	二零零四年		二零零三年	
	人民幣千元	*千港元*	*人民幣千元*	*千港元*
營業淨額	101,521	97,616	68,789	66,143
除税及未計少數股東權益前溢利/(虧損)	5,557	5,343	(4,279)	(4,114)
股東應佔純利/(虧損)淨額	2,224	2,138	(2,175)	(2,091)

按香港公認會計原則計算,完成出售北京企業(旅遊)將為本公司帶來約人民幣119,960,000元(相等於約115,346,000港元)賬面收益。相等於根據旅遊協議之代價約323,880,000港元與二零零五年六月三十日本公司於八達嶺旅遊未經審核資產淨值之應佔股本權益75%約208,534,000港元之差額。此外,於出售北京企業(旅遊)後,本集團之資產淨值將輕微上升,對本集團之綜合資產淨值並無重大影響。

於最後實際可行日期,本集團與磁懸浮及北京企業(旅遊)並無任何公司之間之貸款、墊款或任何其他財務安排。

有關磁懸浮之資料

磁懸浮為於二零零一年九月在中國成立之中外合資企業，註冊資本為人民幣80,000,000元（相等於約76,923,00港元）。其業務範圍包括研究及開發磁懸浮技術，以及提供相關服務。磁懸浮正待中國政府批准於中國八達嶺萬里長城建造磁懸浮列車，為郊外景點旅遊團提供服務。

本公司投資於磁懸浮之原定金額為人民幣51,000,000元（相等於約49,038,000港元），佔磁懸浮63.75%股權。磁懸浮於二零零三年十二月三十一日及二零零四年十二月三十一日之經審核資產淨值分別約值人民幣58,931,000元（相等於約56,665,000港元）及人民幣59,906,000元（相等於約57,602,000港元）。

由於以磁懸浮列車技術用作商業用途之計劃尚待政府審批，故磁懸浮暫未錄得任何營業額。鑑於前景存在變數，磁懸浮已為無形資產作出撥備。因此，暫時並無披露磁懸浮於緊接磁懸浮協議前兩個財政年度之經營業績。於完成交易事項後，出售63.75%股權將為本公司帶來約人民幣1,266,000元（相等於約1,217,000港元）利潤。相當於根據磁懸浮協議之代價約36,721,000港元與二零零五年六月三十日本公司於磁懸浮之未經審核資產淨值之63.75%應佔股本權益約35,504,000港元之差額。此外，於出售於磁懸浮之63.75%股本權益後，本集團之資產淨值將輕微上升，對本集團之綜合資產淨值並無重大影響。

有關北京企業（旅遊）之資料

北京企業（旅遊）為於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司，主要業務為投資控股。於最後實際可行日期，北京企業（旅遊）之唯一資產為於八達嶺旅遊之75%股權，而八達嶺旅遊則持有磁懸浮36.25%股權。

付款條款

代價須分三期以現金按下列方式支付:

(i) 約人民幣101,050,500元(相等於約97,164,000港元,即代價之30%)須於簽訂旅遊協議時支付;

(ii) 約人民幣101,050,500元(相等於約97,164,000港元,即代價之30%)須最遲於二零零六年十二月三十一日支付;及

(iii) 約人民幣134,734,000元(相等於約129,552,000港元,即代價之40%)須最遲於二零零七年十二月三十一日支付。

先決條件

旅遊協議須待下列條件達成後方告完成:—

(i) 就轉讓北京企業(旅遊)100%股權取得有關政府批文;及

(ii) 獨立股東於股東特別大會上通過旅遊協議。

完成

旅遊協議將於達成一切先決條件後翌日完成。在任何情況下,旅遊協議概不得遲於二零零五年十二月三十一日完成。

有關本集團之資料

本公司為於香港註冊成立之有限公司,其股份於聯交所上市。本集團現時從事四類主要業務:基建及公用事業、消費品、旅遊及零售服務、科技。

有關京泰實業之資料

京泰實業為於香港註冊成立之有限公司,為持有本公司66.55%權益之主要股東,由北京市政府實際擁有,其主要業務為投資控股。

先決條件

磁懸浮協議須待下列條件達成後方告完成：–

(i) 就轉讓磁懸浮63.75%股權取得有關政府批文；及

(ii) 獨立股東於股東特別大會上通過磁懸浮協議。

完成

磁懸浮協議將於達成一切先決條件後翌日完成。在任何情況下，磁懸浮協議概不得遲於二零零五年十二月三十一日完成。

(2) 於二零零五年九月六日訂立之旅遊協議

訂約各方

賣方： Space Express，為本公司之附屬公司

買方： Beijing Holdings (BVI)，為本公司主要股東京泰實業之附屬公司

將予轉讓之資產

北京企業（旅遊）100%股權

代價

代價約為人民幣336,835,000元（相等於約323,880,000港元），須分三期以現金支付。代價乃經訂約各方公平磋商，並參考北京企業（旅遊）之賬面成本值，包括八達嶺旅遊之有形資產淨值及收購八達嶺旅遊產生之商譽，總額約值人民幣332,013,000元（相等於約319,243,000港元）。

交易事項

(1) 於二零零五年九月六日訂立之磁懸浮協議

訂約各方

賣方： 本公司

買方： 傑恒，為本公司主要股東京泰實業之附屬公司

將予轉讓之資產

磁懸浮63.75%股權

代價

代價為人民幣38,190,000元（相等於約36,721,000港元），須分三期以現金支付。代價乃經訂約各方公平磋商，並參考按香港公認會計原則計算本公司應佔磁懸浮於二零零四年十二月三十一日之經審核資產淨值（「經審核資產淨值」）人民幣59,906,000元（相等於約57,602,000港元）之63.75%股權而釐定。

付款條款

代價須分三期以現金按下列方式支付：

(i) 人民幣11,457,000元（相等於約11,016,300港元，即代價之30%）須於簽訂磁懸浮協議時支付；

(ii) 人民幣11,457,000元（相等於約11,016,300港元，即代價之30%）須最遲於二零零六年十二月三十一日支付；及

(iii) 人民幣15,276,000元（相等於約14,688,400港元，即代價之40%）須最遲於二零零七年十二月三十一日支付。

及(ii)本公司之附屬公司Space Express與Beijing Holdings (BVI)訂立旅遊協議，據此，Beijing Holdings (BVI)有條件同意向Space Express收購北京企業（旅遊）之100%股權，總代價為人民幣336,835,000元（相等於約323,880,000港元），將按照旅遊協議以現金支付。

交易事項完成後，本集團於磁懸浮及北京企業（旅遊）中將不再擁有任何權益。因此，磁懸浮及北京企業（旅遊）於交易事項完成後將不再為本公司之附屬公司。

由於傑恒及Beijing Holdings (BVI)均為京泰實業之附屬公司，而京泰實業屬擁有本公司66.55%權益之主要股東，根據上市規則之定義，傑恒及Beijing Holdings (BVI)屬本公司之關連人士。根據上市規則第14A.16(5)條，交易事項因而構成本公司之關連交易，須遵守匯報、公佈及取得獨立股東批准之規定。由於京泰實業乃一名主要股東，並於交易事項中擁有重大利益，故京泰實業及其聯繫人須放棄就交易事項投票。

由於上市規則第14.07條所載之適用百份比率超過5%但少於25%，就上市規則第14章而言，訂立磁懸浮協議及旅遊協議亦構成本公司之須予披露交易。

本通函旨在向　閣下提供(i)關於交易事項以及磁懸浮協議及旅遊協議條款之進一步資料；(ii)獨立董事委員會致獨立股東之推薦建議及金利豐就磁懸浮協議及旅遊協議之條款致獨立董事委員會及獨立股東之意見；及(iii)召開股東特別大會藉以批准磁懸浮協議及旅遊協議之通告。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(網站:www.behl.com.hk)

(股份代號:392)

執行董事:
衣錫群先生 *(主席)*
張虹海先生 *(副主席兼行政總裁)*
李福成先生 *(副主席)*
白金榮先生 *(副主席)*
郭迎明先生
劉　凱先生 *(副總裁)*
鄭萬河先生
李　滿先生
郭普金先生
周　思先生
鄂　萌先生 *(副總裁)*

獨立非執行董事:
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處:
香港
灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者:

有關出售
北京控股磁懸浮技術發展有限公司及北京企業(旅遊)有限公司股權之須予披露及關連交易

緒言

於二零零五年九月六日本公司宣佈(其中包括),(i)本公司與傑恒訂立一份名為磁懸浮協議之協議,據此,傑恒有條件同意收購本公司於磁懸浮之63.75%股權,總代價為人民幣38,190,000元(相等於約36,721,000港元),將按照磁懸浮協議以現金支付;

「Space Express」	指	Space Express Limited，於英屬處女群島註冊成立之有限公司，為本公司之附屬公司，主要業務為投資控股
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則賦予之涵義
「旅遊協議」	指	Space Express（作為賣方）與Beijing Holdings (BVI)（作為買方）於二零零五年九月六日就轉讓於北京企業（旅遊）之100%股權而訂立之協議
「交易事項」	指	傑恒根據磁懸浮協議收購本公司於磁懸浮之63.75%股權，及Beijing Holdings (BVI)根據旅遊協議收購Space Express於北京企業（旅遊）之100%股權
「%」	指	百分比

* *僅供識別*

除本通函另有指別外，以人民幣列示之款項乃按1.00港元兑人民幣1.04元之匯率兑換為港元，僅作説明用途。

「最後實際可行日期」	指	二零零五年九月二十六日，為本通函付印前就確定及核對其中所載有關資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Magic Melody」	指	Magic Melody Limited，於英屬處女群島註冊成立之有限公司，主要業務為投資控股
「磁懸浮」	指	北京控股磁懸浮技術發展有限公司，於中國成立之中外合資企業
「磁懸浮協議」	指	本公司（作為賣方）與傑恒（作為買方）於二零零五年九月六日就轉讓於磁懸浮之63.75%股權而訂立之協議
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「中國會計準則」	指	中國《企業會計準則》和《企業會計制度》
「人民幣」	指	人民幣，中國之法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股東
「股份」	指	本公司現有股本之普通股股份

「本公司」	指	北京控股有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零五年十月十七日為股東召開之股東特別大會（或其任何續會），以考慮並酌情通過就批准及落實交易事項而提呈之決議案
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港公認會計原則」	指	香港公認會計原則
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員包括獨立非執行董事劉漢銓先生、李東海博士、王憲章先生、武捷思先生及白德能先生，乃就磁懸浮協議及旅遊協議之條款是否公平合理向獨立股東提供意見而成立
「獨立股東」	指	並無參與交易事項或並無於交易事項中擁有任何權益之本公司股東
「金利豐」	指	金利豐財務顧問有限公司，為獨立董事委員會及獨立股東有關交易之獨立財務顧問及根據證券及期貨條例獲准從事第6類受規管活動之持牌法團

於本公佈中，除非文義另有指明，否則下列詞彙具有以下涵義：

「聯繫人」	指	上市規則賦予之涵義
「八達嶺旅遊」	指	北京八達嶺旅遊股份有限公司，於中國註冊成立之中外合資企業
「北京企業（旅遊）」	指	Beijing Enterprises (Tourism) Limited（北京企業（旅遊）有限公司*），於英屬處女群島註冊成立之有限公司
「京泰實業」	指	京泰實業（集團）有限公司，於香港註冊成立之有限公司，由北京市政府實際擁有。其為本公司之主要股東 ，主要業務為投資控股
「Beijing Holdings (BVI)」	指	Beijing Holdings (BVI) Limited，於英屬處女群島註冊成立之有限公司，主要業務為投資控股
「北京龍慶峽」	指	北京龍慶峽旅遊發展有限公司，於中國註冊成立之中外合資企業，主要業務為於中國龍慶峽提供旅遊服務
「北企投資」	指	北京企業投資有限公司，於英屬處女群島註冊成立之有限公司
「董事會」	指	董事會
「傑恒」	指	傑恒投資有限公司，於香港註冊成立之有限公司，主要業務為投資控股

頁次

釋義 1

董事會函件 5

獨立董事委員會函件 17

金利豐函件 18

附錄－一般資料 36

股東特別大會通告 42

此乃要件　請即處理

閣下如對本通函之內容或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主、承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例於香港註冊成立之有限公司）
（網站：www.behl.com.hk）
（股份代號：392）

有關出售
北京控股磁懸浮技術發展有限公司及
北京企業（旅遊）有限公司股權之
須予披露及關連交易

獨立董事委員會及獨立股東之獨立財務顧問

金利豐財務顧問有限公司

董事會（定義見本通函）函件載於本通函第5至第16頁。獨立董事委員會（定義見本通函）函件載於本通函第17頁。獨立財務顧問金利豐財務顧問有限公司函件載於本通函第18至35頁，當中載列其致獨立董事委員會及獨立股東（定義見本通函）之意見。

北京控股有限公司謹訂於二零零五年十月十七日（星期一）上午十時，假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳舉行股東特別大會，有關大會通告載於本通函第42至第44頁。無論　閣下能否出席大會，務請將隨附之代表委任表格按其印備之指示填妥及盡快交回北京控股有限公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席大會（或其任何續會），並於會上投票。

二零零五年九月二十八日

INTERIM REPORT 2005

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

CONTENTS

1 CORPORATE INFORMATION

3 CORPORATE STRUCTURE

4 HIGHLIGHTS

5 BUSINESS OVERVIEW AND OUTLOOK

10 INTERIM DIVIDEND

11 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

13 CONDENSED CONSOLIDATED BALANCE SHEET

15 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

17 CONDENSED CONSOLIDATED CASH FLOW STATEMENT

18 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

39 DISCLOSEABLE INFORMATION

50 CORPORATE GOVERNANCE

51 PUBLICATION OF THE INTERIM REPORT ON THE WEBSITE

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tengis Limited
G/F, BEA Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng (Vice President)

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas, Hong Kong Branch
Calyon, Hong Kong Branch
CITIC Ka Wah Bank Limited
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:

The Bank of New York

AS AT 8TH SEPTEMBER, 2005


66.48%
33.52%
Beijing Enterprises Investments Limited
66.51%
0.38%
Beijing Enterprises Holdings Limited#
33.11%
Public Investors
100%
Water Treatment Plant
100%
BE Water Supplies
70%
Weifang BE Water Supplies
96%
Capital Airport Expressway
53.08%
Shenzhen Shiguan Road
80%
68.58%
Yanjing Brewery Company
52.37%
Yanjing Huiquan*
Yanjing Guilin Liquan
74.02%
Yanjing Baotou
78.52%
Brewery operations in other cities in China
Varies
51%
Shunxing Winery
50.13%
Wangfujing Department Store*
Beijing Wanfujing Department Store
100%
Beijing Shuang An Department Store
100%
Beijing Dong An Department Store
100%
Chengdu Wangfujing Department Store
70%
Guangzhou Wangfujing Department Store
100%
Department Stores in other cities in China
Varies
55.81%
Beijing Development#
56.29%
Xteam Software π
97.99%
BE High-Tech
69.81%
BE Ever Source
Varies
New Technology Initiatives
Infrastructure & Utilities
Consumer Products
Retail Services
Technology

*	*Listed on Shanghai Stock Exchange*
γ	*Listed on Shenzhen Stock Exchange*
#	*Listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")*
π	*Listed on the GEM Board of the Stock Exchange*

Turnover for the first half of 2005 amounted to HK$5.14 billion, representing an increase of 14.9% over the corresponding period of last year.

Profit attributable to shareholders of the Company for the first half of 2005 amounted to HK$327 million, representing an increase of 11.5% over the corresponding period of last year.

Basic earnings per share amounted to HK$0.53.

An interim dividend of HK10 cents per share is declared for the six months ended 30th June, 2005.

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2005 and the unaudited condensed consolidated balance sheet of the Group as at 30th June, 2005 with the comparative figures in 2004. The consolidated turnover of the Group was HK$5.14 billion for the first half of 2005, increased by 14.9% comparing to the corresponding period of last year. Profit attributable to shareholders of the Company was HK$327 million, increased by 11.5% comparing to the first half of 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review for the First Half of 2005

The core businesses of the Group maintained steady growth in the first half of the year. The consolidated turnover increased by 14.9% to HK$5.14 billion as compared to the corresponding period of last year. The administrative expenses to turnover ratio slightly increased, mainly attributable to the acquisition and establishment of new department stores by Wangfujing Department Store. The profit attributable to shareholders of the Company increased by 11.5% to HK$327 million as compared to the restated figures of last year.

The asset restructuring of the Group achieved satisfactory results. With the completion of disposal of equity interests in San Yuan Foods, the results of the Group will no longer be dragged down by consolidating the loss of San Yuan Foods. The transaction brought an exceptional accounting gain of HK$103 million in the first half of the year.

Infrastructure and Utilities

During the period, the traffic volume of the Capital Expressway increased by 10.68% to 21.24 million vehicles. Turnover increased by 9.7% to HK$180 million. Profit attributable to the Group increased by 11% to HK$104 million. The traffic volume of the Capital Expressway is showing signs of saturation and the Group will improve the efficiency of toll gates in order to relieve the pressure of traffic volume.

Water Treatment contributed a net profit of HK$65.39 million for the period and remained a major source of cashflow for the Group. The operation of Shenzhen Guanshun Road was affected by improvement projects and traffic diversion, making the traffic volume for the first half decreased by 7.8 % to 5.01 million vehicles. Profit attributable to the Group was HK$10.05 million.

Consumer Products

The business of Yanjing Brewery continued to grow. The sales volume during the period increased by 6.5% to 1.47 million tons. Turnover increased by 20% to HK$2.146 billion. Profit attributable to the Group increased by 17.8% to HK$77.71 million as compared to the corresponding period of last year. As certain convertible bondholders of Yanjing Brewery exercised the convertible bonds during the period, the Group's shareholding in Yanjing Brewery was diluted and a gain on deemed disposal attributable to the Group of HK$11.18 million was recognised. If the above factor is not taken into consideration, the operating results have increased slightly compared to the corresponding period of last year. Yanjing Brewery was recently awarded the qualification of being a sponsor in the Beijing Olympic Games in 2008, which enhanced the acknowledgement of the brand name and leaving a positive impact on the market promotion of Yanjing Brewery.

The transfer of equity interests in San Yuan Foods was completed during the period and the Group no longer consolidated the loss of San Yuan Foods, making the overall results of consumer products business improved significantly.

Retail and Tourism Services

Turnover of Wangfujing Department Store increased significantly by 66% to HK$2.25 billion. The increase was mainly attributable to the consolidated results with the new outlets the acquisition of the controlling interests of Dong An Plaza and Shuang An Department Store. Although some new department stores have not achieved economies of scale and recorded losses for the period, the contribution of Wangfujing Department Store to the Group's profit increased by 211% to HK$11.84 million as compared to the corresponding period of last year.

For the tourism business, the number of tourists increased tremendously during the period and there saw a significant improvement in the results. However, due to the restructuring of its asset portfolio, the Group decided to withdraw from the tourism business. Subsequent to the balance sheet date, the Group entered into a sale and purchase agreement to dispose of its 75% equity interest in Beijing Badaling Tourism Company Limited. An extraordinary gain is expected to arise from this transaction and will be recognised in the second half of the year.

Other businesses

Beijing Enterprises Ever Source Limited, in which the Group holds approximately 69.81% equity interest, was affected by the continuous macro economic measures introduced by the PRC Government in the first half of the year. Its results dropped significantly and recorded an operating loss of approximately HK$13.67 million. The enterprise is now adjusting its direction of business and reinforcing its control over the collection of trade receivables in order to consolidate its business. Despite short-term uncertainties, the technology possessed by Ever Source was further recognized by inspection organizations of the PRC and was granted beneficial policies. The contracts newly entered into by Ever Source in the first half of the year increased by 150,000 sq. m. compared to the corresponding period of last year, laying a good foundation for revival in the future.

The scale of other technology businesses and newly established businesses was not significant and the results of these businesses growth steadily as compared to the corresponding period of last year.

CAPITALISATION AND FINANCIAL POSITION

The financial condition of the Group remained stable. Equity attributable to shareholders of the Company increased to approximately HK$8.08 billion while minority interests amounted to approximately HK$3.83 billion as of 30th June, 2005. Total borrowings were HK$3.88 billion. Net debt (total borrowings minus cash) was HK$374 million at period end date, representing a 4.6% net debt to equity ratio. Bank borrowings were predominately in Renminbi with the remaining 20.1% in US Dollars.

SIGNIFICANT POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 18 to the condensed consolidated financial statements.

STRATEGIES AND PROSPECTS

The Group has been trying to simplify its business structure and has formed into a corporate structure where Infrastructure and Utilities are the major components in the asset portfolio while supported by a brand name consumer product concept. In terms of infrastructure, the Company will reinforce the investment on and expand the business of toll roads and water treatment. With the large population base of Beijing, the Company is now looking into the projects of pipeline gas. In addition, the Group will continually integrate its existing assets and businesses with the aim of generating a higher asset return.

Being the largest overseas-integrated enterprise group in Beijing, the Company has confidence in its future development. It will consolidate its position as the financing window of Beijing in the international capital market and provide financing channels and management experience for the development of public facilities and infrastructure for the economic development and urban construction of Beijing city. The Company will take the initiative in meeting the challenges in the coming years, introduce more impetus for profit growth to the enterprise, develop the Company into the most important investment and finance platform of Beijing and continue to be one of the red chip companies that carries weight in Hong Kong.

EMPLOYEES

As at 30th June, 2005, the core businesses of the Group employ approximately 39,600 employees throughout the country. The Group confirmed that the level of remuneration of its employees is market competitive.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 8th September, 2005

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30th June, 2005 (2004: HK10 cents) payable on 9th November, 2005 to shareholders whose names appear on the Register of Members of the Company on 7th October, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 5th October, 2005, Wednesday to 7th October, 2005, Friday, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates and transfer forms, must be lodged with the Company's Share Registrars, Tengis Limited at G/F., Bank of Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on, 4th October, 2005, Tuesday.

For the six months ended 30th June, 2005

	Notes	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
TURNOVER	3		
Continuing operations		**5,143,410**	4,019,594
Discontinued operations	10	**–**	456,269
		5,143,410	4,475,863
Cost of sales		**(3,705,312)**	(3,212,279)
Gross profit		**1,438,098**	1,263,584
Interest income		**30,657**	12,715
Other income and gains, net	4	**195,757**	173,846
Selling and distribution costs		**(468,836)**	(452,685)
Administrative expenses		**(544,698)**	(453,785)
Other operating expenses, net		**(42,361)**	(44,495)
PROFIT FROM OPERATING ACTIVITIES	5	**608,617**	499,180
Finance costs	6	**(76,965)**	(70,867)
Share of profits and losses of:	7		
Jointly-controlled entities		**(6,335)**	(1,284)
Associates		**14,356**	32,805
PROFIT/(LOSS) BEFORE TAX			
Continuing operations	9	**436,380**	508,363
Discontinued operations	10	**103,293**	(48,529)
		539,673	459,834
TAX	8		
Continuing operations	9	**(123,897)**	(101,171)
Discontinued operations	10	**–**	1,529
		(123,897)	(99,642)
PROFIT/(LOSS) FOR THE PERIOD			
Continuing operations	9	**312,483**	407,192
Discontinued operations	10	**103,293**	(47,000)
		415,776	360,192

For the six months ended 30th June, 2005

	Notes	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations	9	**223,595**	319,534
Discontinued operations		**103,293**	(26,274)
		326,888	293,260
Minority interests		**88,888**	66,932
		415,776	360,192
EARNINGS PER SHARE	11		
Basic for profit for the period		**HK$0.53**	HK$0.47
Basic for profit from continuing operations		**HK$0.36**	HK$0.51
Diluted for profit for the period		**HK$0.52**	HK$0.46
Diluted for profit from continuing operations		**HK$0.36**	HK$0.51
DIVIDEND PER SHARE	12	**HK10 cents**	HK10 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2005

	Notes	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
ASSETS			
Non-current assets:			
Fixed assets		**7,544,098**	6,338,571
Investment properties		**342,722**	342,722
Lease premium for land		**444,418**	430,193
Intangible assets		**1,510,447**	1,560,413
Goodwill		**326,143**	330,198
Interests in jointly-controlled entities		**541,731**	556,678
Interests in associates		**283,893**	590,869
Properties under development		**141,558**	132,032
Trade and bills receivables	13	**14,667**	69,310
Other receivables		**187,656**	176,881
Pledged bank balances		**8,775**	8,743
Available-for-sale financial assets		**337,291**	285,056
Deferred tax assets		**49,181**	62,747
		11,732,580	10,884,413
Current assets:			
Lease premium for land		**8,176**	8,176
Properties held for sale		**59,364**	62,990
Inventories		**1,435,408**	1,239,969
Amounts due from customers for contract work		**32,533**	16,915
Trade and bills receivables	13	**1,156,360**	790,034
Other receivables		**988,170**	825,359
Financial assets at fair value through profit or loss		**82,555**	50,202
Taxes recoverable		**27,487**	20,167
Pledged bank balances		**23,722**	45,168
Cash and cash equivalents		**3,470,311**	4,141,464
		7,284,086	7,200,444
Non-current assets classified as held for sale	10	**–**	1,304,733
		7,284,086	8,505,177
TOTAL ASSETS		**19,016,666**	19,389,590

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2005

	Notes	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
EQUITY AND LIABILITIES:			
Equity attributable to shareholders of the Company:			
Issued capital		**62,250**	62,250
Reserves		**7,955,455**	7,694,348
Proposed dividend		**62,250**	124,500
		8,079,955	7,881,098
Minority interests		**3,833,590**	3,720,099
TOTAL EQUITY		**11,913,545**	11,601,197
Non-current liabilities:			
Bank and other borrowings		**279,438**	1,705,134
Convertible bonds		**543,606**	587,424
Other long term liabilities		**8,619**	8,466
Deferred tax liabilities		**161,902**	163,735
		993,565	2,464,759
Current liabilities:			
Trade and bills payables	14	**707,311**	765,782
Amounts due to customers for contract work		**60,023**	51,770
Other payables and accruals		**1,854,390**	1,544,281
Taxes payable		**434,011**	368,369
Bank and other borrowings		**3,053,821**	2,099,637
		6,109,556	4,829,839
Liabilities directly associated with non-current assets classified as held for sale	10	**–**	493,795
		6,109,556	5,323,634
TOTAL LIABILITIES		**7,103,121**	7,788,393
TOTAL EQUITY AND LIABILITIES		**19,016,666**	19,389,590

For the six months ended 30th June, 2005

	Attributable to shareholders of the Company										
	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Hotel property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve fund Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
At 1st January, 2005	62,250	4,839,497	(210,685)	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
Income for the period recognised directly in equity											
– Exchange realignment	-	-	-	-	161	-	-	-	161	307	468
Profit for the period	-	-	-	-	-	-	326,888	-	326,888	88,888	415,776
Total recognised income and expense for the period	-	-	-	-	*161*	-	*326,888*	-	*327,049*	*89,195*	*416,244*
Deemed disposal of interests in a subsidiary	-	-	-	-	-	-	-	-	-	(13,979)	(13,979)
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	(4,618)	(4,618)
Capital contribution from minority interests	-	-	-	-	-	-	-	-	-	43,902	43,902
Acquisition of interests in subsidiaries	-	-	-	-	-	-	-	-	-	431,720	431,720
Disposal of interests in subsidiaries	-	-	(136,328)	-	(3,692)	(19,758)	156,086	-	(3,692)	(357,208)	(360,900)
Goodwill released upon disposal of interests in a subsidiary	-	-	58,914	-	-	-	(58,914)	-	-	-	-
Final 2004 dividend declared	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2005 dividend	-	-	-	-	-	-	(62,250)	62,250	-	-	-
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	-	(75,521)	(75,521)
Transfer to reserves	-	-	16,109	-	-	55,195	(71,304)	-	-	-	-
At 30th June, 2005	62,250	4,839,497*	(271,990)*	-*	28,756*	656,038*	2,703,154*	62,250	8,079,955	3,833,590	11,913,545

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June, 2005

		Attributable to shareholders of the Company										
	Notes	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Hotel property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve fund Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
At 1st January, 2004:												
As previously reported		62,250	4,839,497	306,643	3,570	34,966	603,433	1,583,729	112,050	7,546,138	3,545,408	11,091,546
Prior period adjustments	2(a)	-	-	(657,924)	21,267	-	-	642,347	-	5,690	1,857	7,547
As restated		62,250	4,839,497	(351,281)	24,837	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
Expense for the period recognised directly in equity – Exchange realignment		-	-	-	-	(490)	-	-	-	(490)	(556)	(1,046)
Profit for the period, as restated	2(b)	-	-	-	-	-	-	293,260	-	293,260	66,932	360,192
Total recognised income and expense for the period		-	-	-	-	*(490)*	-	*293,260*	-	*292,770*	*66,376*	*359,146*
Capital contribution from minority interests		-	-	-	-	-	-	-	-	-	106,027	106,027
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	(2,087)	(2,087)
Acquisition of interests in subsidiaries		-	-	-	-	-	-	-	-	-	61,640	61,640
Disposal of interests in subsidiaries		-	-	-	-	-	-	-	-	-	(38,919)	(38,919)
Goodwill released upon disposal of interests in an associate		-	-	74,167	-	-	-	(74,167)	-	-	-	-
Final 2003 dividend declared		-	-	-	-	-	-	-	(112,050)	(112,050)	-	(112,050)
Interim 2004 dividend		-	-	-	-	-	-	(62,250)	62,250	-	-	-
Dividend paid to minority shareholders		-	-	-	-	-	-	-	-	-	(94,773)	(94,773)
Transfer to reserves		-	-	303	-	-	20,762	(21,065)	-	-	-	-
At 30th June, 2004, as restated		62,250	4,839,497	(276,811)	24,837	34,476	624,195	2,361,854	62,250	7,732,548	3,645,529	11,378,077

* These reserves accounts comprise the consolidated reserves of HK$7,955,455,000 (2004: HK$7,694,348,000) in the condensed consolidated balance sheet.

For the six months ended 30th June, 2005

	For the six months ended 30th June, 2005 Unaudited HK$'000	30th June, 2004 Unaudited HK$'000
Net cash inflow from operating activities	**537,319**	227,102
Net cash inflow/(outflow) from investing activities	**52,521**	(438,426)
Net cash outflow from financing activities	**(739,995)**	(86,248)
Decrease in cash and cash equivalents	**(150,155)**	(297,572)
Cash and cash equivalents at beginning of period	**3,507,843**	3,083,000
Cash and cash equivalents at end of period	**3,357,688**	2,785,428
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**2,620,124**	2,262,500
Non-pledged time deposits with original maturity of less than three months when acquired	**749,813**	536,760
Less: Bank overdrafts	**(12,249)**	(13,832)
	3,357,688	2,785,428

1. BASIS OF PREPARATION

The unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2005 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31st December, 2004.

2. COMPARATIVE AMOUNTS

As disclosed in the Company's 2004 annual financial statements, the Group resolved to early adopt all the new Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") up to the date of approval of the 2004 annual financial statements, for the preparation of the 2004 annual financial statements. The early adoption took place after the Group prepared its unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 and accordingly, the Group's results for the six months ended 30th June, 2004 were previously reported in accordance with Statements of Standard Accounting Practice ("SSAPs") issued by the HKICPA. In order to conform to the current period's presentation and comply with the new requirements of HKFRSs, certain comparative amounts have been restated and reclassified accordingly.

The HKFRSs which have impacts on the unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 are set out below:

- HKAS 1 "Presentation of Financial Statements"
- HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
- HKAS 16 "Property, Plant and Equipment"
- HKAS 24 "Related Party Disclosures"
- HKAS 36 "Impairment of Assets"
- HKAS 38 "Intangible Assets"
- HKAS 40 "Investment Property"
- HKFRS 3 "Business Combinations"
- SSAP-Int 23 "The Appropriate Accounting Policies for Hotel Properties"

2. COMPARATIVE AMOUNTS (continued)

Summary details of the changes in accounting policies are set out in note 2 to the 2004 annual financial statements and the major effects of the changes in accounting policies on the unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 are summarised as follows:

(a) Effect of prior period adjustments on opening balance of total equity at 1st January, 2004

	Increase/(decrease) in					
	Capital reserve Unaudited HK$'000	Hotel property revaluation reserve Unaudited HK$'000	Retained profits Unaudited HK$'000	Equity attributable to shareholders of the Company Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
HKAS 16, HKAS 40 and SSAP-Int 23						
Hotel properties now stated at valuation less accumulated depreciation and any accumulated impairment losses	–	21,267	(21,267)	–	–	–
HKFRS 3						
Derecognition of negative goodwill	(657,924)	–	663,614	5,690	1,857	7,547
Total effect at 1st January, 2004	(657,924)	21,267	642,347	5,690	1,857	7,547

2. COMPARATIVE AMOUNTS (continued)

(b) Effect of prior period adjustments on profit after tax for the six months ended 30th June, 2004

	Increase/(decrease) in profit for the period attributable to		Increase/ (decrease) in profit for the period	Increase/(decrease) in earnings per share amount for profit for the period	
	Shareholders of the Company	Minority interests		Basic	Diluted
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	HK$'000	HK$'000	HK$'000	HK$	HK$
HKFRS 3, HKAS 36 and HKAS 38					
Goodwill previously eliminated against reserves now not included in the calculation of the gain on disposal of interests in an associate	74,167	-	74,167	0.12	0.12
Discontinuation of amortisation of goodwill from 1st January, 2004	8,957	3,911	12,868	0.01	0.01
Reversal of recognition as income of those negative goodwill which were derecognised as at 1st January, 2004	(594)	-	(594)	Immaterial	Immaterial
Total effect for the period	82,530	3,911	86,441	0.13	0.13

(c) The adoption of HKAS 1 has resulted in a change in presentation in the consolidated profit and loss account. Taxes of jointly-controlled entities and associates attributable to the Group for the six months ended 30th June, 2004 of HK$7,374,000 and HK$994,000, respectively, which were previously included in the tax charge on the consolidated profit and loss account, are now included in the share of profits and losses of jointly-controlled entities and associates, respectively.

(d) HKAS 8 and 24 affect certain disclosures of the interim financial statements.

3. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business and geographical segments.

(a) **Business segments**

For the six months ended 30th June, 2005

	Continuing operations				
	Brewery operations Unaudited HK$'000	Retail operations Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Tourism operations Unaudited HK$'000
Segment revenue					
External sales	2,146,327	2,176,080	217,913	238,182	–
Intersegment sales	–	–	–	–	–
Other income and gains, net	32,332	35,296	753	–	–
Total	2,178,659	2,211,376	218,666	238,182	–
Segment results	233,331	75,907	144,071	78,359	–
Interest income					
Unallocated income and gains, net					
Unallocated expenses					
Profit from operating activities					
Finance costs					
Share of profits and losses of:					
Jointly-controlled entities	–	–	–	–	(178)
Associates	(2,073)	–	–	–	–
Profit before tax					
Tax					
Profit for the period					

						Discontinued operations		
	Property construction and development Unaudited HK$'000	Telecom-munications and IT related services and products Unaudited HK$'000	Geothermal energy systems Unaudited HK$'000	Corporate and others Unaudited HK$'000	Total Unaudited HK$'000	Dairy operations Unaudited HK$'000	Elimination Unaudited HK$'000	Consolidated Unaudited HK$'000
	8,236	66,884	40,738	249,050	5,143,410	–	–	5,143,410
	451	–	–	–	451	–	(451)	–
	1,689	2,954	2,143	2,886	78,053	–	–	78,053
	10,376	69,838	42,881	251,936	5,221,914	–	(451)	5,221,463
	(8,680)	(1,730)	(12,327)	(38,239)	470,692	–		470,692
					30,657	–		30,657
					14,411	103,293		117,704
					(10,436)	–		(10,436)
					505,324	103,293		608,617
					(76,965)	–		(76,965)
	–	(1,539)	–	(4,618)	(6,335)	–		(6,335)
	114	(250)	–	16,565	14,356	–		14,356
					436,380	103,293		539,673
					(123,897)	–		(123,897)
					312,483	103,293		415,776

3. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

For the six months ended 30th June, 2004

	Continuing operations				
	Brewery operations Unaudited HK$'000 (Restated)	Retail operations Unaudited HK$'000 (Restated)	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Tourism operations Unaudited HK$'000 (Restated)
Segment revenue					
External sales	1,787,097	1,274,231	205,475	198,291	–
Intersegment sales	–	–	–	–	–
Other income and gains, net	22,252	10,780	3,363	–	–
Total	1,809,349	1,285,011	208,838	198,291	–
Segment results	195,311	45,799	136,516	72,457	–
Interest income					
Unallocated income and gains, net					
Unallocated expenses					
Profit/(loss) from operating activities					
Finance costs					
Share of profits and losses of:					
Jointly-controlled entities	(5,799)	6,179	–	–	5,389
Associates	8,285	–	–	–	–
Profit before tax					
Tax					
Profit for the period					

					Discontinued operations		
Property construction and development	Telecom-munications and IT related services and products	Geothermal energy systems	Corporate and others	Total	Dairy operations	Elimination	Consolidated
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
HK$'000	HK$'000 (Restated)	HK$'000	HK$'000 (Restated)	HK$'000	HK$'000 (Restated)	HK$'000	HK$'000 (Restated)
78,876	166,335	76,516	232,773	4,019,594	456,269	–	4,475,863
432	–	–	–	432	–	(432)	–
5,411	3,421	1,680	4,310	51,217	1,156	–	52,373
84,719	169,756	78,196	237,083	4,071,243	457,425	(432)	4,528,236
4,309	(4,910)	9,265	(18,840)	439,907	(38,051)		401,856
				11,914	801		12,715
				111,388	10,085		121,473
				(36,444)	(420)		(36,864)
				526,765	(27,585)		499,180
				(64,261)	(6,606)		(70,867)
–	(3,023)	–	2,284	5,030	(6,314)		(1,284)
(674)	20,997	–	12,221	40,829	(8,024)		32,805
				508,363	(48,529)		459,834
				(101,171)	1,529		(99,642)
				407,192	(47,000)		360,192

3. SEGMENT INFORMATION (continued)

(b) Geographical segments

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	For the six months ended 30th June,		For the six months ended 30th June,		For the six months ended 30th June,		For the six months ended 30th June,		For the six months ended 30th June,	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:										
External sales	6,362	12,603	5,040,373	4,370,656	96,675	92,604	-	-	5,143,410	4,475,863
Intersegment sales	2,928	7,367	-	-	7,427	15,158	(10,355)	(22,525)	-	-
Other income and gains, net	428	3,430	77,625	48,435	-	508	-	-	78,053	52,373
Total segment revenue	9,718	23,400	5,117,998	4,419,091	104,102	108,270	(10,355)	(22,525)	5,221,463	4,528,236

4. OTHER INCOME AND GAINS, NET

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	HK$'000
		(Restated)
Other income		
Investment income	225	8,898
Corporate income tax and value-added tax refund	2,934	13,001
Rental income	22,491	13,143
Others	52,496	41,066
	78,146	76,108
Gains, net		
Gain on deemed disposal of interests in a subsidiary arising from the dilution of the Group's interest in that subsidiary upon the exercise of convertible bonds of that subsidiary by certain bondholders in exchange for ordinary shares of that subsidiary	13,979	–
Gain on disposal of fixed assets, net	306	43
Gain on disposal of available-for-sale financial assets	33	1,320
Gain on disposal of interests in subsidiaries	103,293	–
Gain on disposal of interests in an associate	–	96,375
	117,611	97,738
	195,757	173,846

5. PROFIT FROM OPERATING ACTIVITIES

Profit from operating activities was determined after charging the following:

	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
Depreciation	**266,650**	299,507
Amortisation of intangible assets	**52,367**	51,815

6. FINANCE COSTS

	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000
Interest on convertible bonds	**3,525**	3,945
Interest on bank loans and other loans wholly repayable within five years	**73,137**	66,829
Interest on other loans	**303**	93
	76,965	70,867

7. SHARE OF PROFITS AND LOSSES OF JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES

An analysis of share of profits and losses of jointly-controlled entities and associates is as follow:

	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
i) **Jointly-controlled entities:**		
Share of profits and losses before tax	**(4,710)**	6,090
Share of tax	**(1,625)**	(7,374)
Share of profits and losses	**(6,335)**	(1,284)
ii) **Associates:**		
Share of profits and losses before tax	**16,779**	33,799
Share of tax	**(2,423)**	(994)
Share of profits and losses	**14,356**	32,805

8. TAX

	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
Continuing operations		
Current – PRC		
Hong Kong	**663**	194
Mainland China	**110,382**	104,676
Current – Overseas	**1,119**	951
Deferred	**11,733**	(4,650)
	123,897	101,171
Discontinued operations		
Current – Mainland China, the PRC	**–**	341
Deferred	**–**	(1,870)
	–	(1,529)
	123,897	99,642

8. TAX (continued)

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

9. CONTINUING OPERATIONS

	From operations For the six months ended 30th June,		From gain on disposal[i] For the six months ended 30th June,		Total For the six months ended 30th June,	
	2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)	**2005 Unaudited HK$'000**	2004 Unaudited HK$'000 (Restated)	**2005 Unaudited HK$'000**	2004 Unaudited HK$'000 (Restated)
Profit before tax	**436,380**	411,988	-	96,375	**436,380**	508,363
Tax	**(123,897)**	(101,171)	-	-	**(123,897)**	(101,171)
Profit for the period	**312,483**	310,817	-	96,375	**312,483**	407,192
Attributable to:						
Shareholders of the Company	**223,595**	223,159	-	96,375	**223,595**	319,534
Minority interests	**88,888**	87,658	-	-	**88,888**	87,658
	312,483	310,817	-	96,375	**312,483**	407,192

(i) Gain on disposal of HK$96,375,000 recognised in the six months ended 30th June, 2004 arose from the disposal of 20% equity interests in Siemens Communication Networks Ltd., Beijing (previously known as "Beijing International Switching System Co., Ltd.") by the Group in April 2004.

10. DISCONTINUED OPERATIONS

As disclosed in the Company's 2004 annual financial statements, the Company entered into two separate share transfer agreements with 北京三元集團有限責任公司 ("San Yuan Group"), a related company, and Beijing Holdings Limited ("BHL"), the ultimate holding company, on 3rd December, 2004 to conditionally dispose of all its interest in Beijing Enterprises (Dairy) Limited ("BE Dairy"), a then wholly-owned subsidiary of the Company, as to 65.46% and 34.54% to San Yuan Group and BHL at a consideration of RMB323.6 million (approximately HK$304.9 million) and RMB237.4 million (approximately HK$223.6 million), respectively. The major asset of BE Dairy is its 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("San Yuan Foods"), a company whose shares are listed on the Shanghai Stock Exchange and principally engaged in the production and sale of dairy products in Mainland China. Dairy operations represent a separate business segment of the Group and were solely undertaken by San Yuan Foods. Accordingly, the dairy operations segment has been reported as discontinued operations and was classified as a disposal group and was held for sale as at 31st December, 2004. The dairy operations were disposed of during the six months ended 30th June, 2005 and a gain on disposal of HK$103,293,000 was recognised in the unaudited consolidated profit and loss account for the six months ended 30th June, 2005.

(a) The results of the discontinued operations for the six months ended 30th June, 2005 and 2004 are summarised as follows:

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	HK$'000
Turnover	–	456,269
Expenses	–	(504,798)
Loss from operations before tax	–	(48,529)
Gain on disposal of interests in subsidiaries constituting the discontinued operations	**103,293**	–
Profit/(loss) before tax from discontinued operations	**103,293**	(48,529)
Tax		
– related to loss from operations	–	1,529
– related to gain on disposal of interests in subsidiaries constituting the discontinued operations	–	–
Net profit/(loss) attributable to discontinued operations	**103,293**	(47,000)
Earnings/(loss) per share from discontinued operations		
– Basic	**HK$0.17**	(HK$0.04)
– Diluted	**N/A**	N/A

10. DISCONTINUED OPERATIONS (continued)

(b) The major classes of assets and liabilities of the discontinued operation measured at the lower of carrying amount and fair value less costs to sell as at the balance sheet date are as follows:

	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
Assets:		
Fixed assets	–	665,406
Investment properties	–	2,420
Lease premium for land	–	60,950
Goodwill	–	2,196
Interests in jointly-controlled entities	–	125,113
Available-for-sale financial assets	–	22,892
Inventories	–	85,280
Trade and bills receivables	–	120,424
Other receivables	–	81,650
Taxes recoverable	–	3,649
Pledged bank balances	–	156
Cash and cash equivalents	–	134,597
Non-current assets classified as held for sale	–	1,304,733
Liabilities:		
Trade and bills payables	–	(64,171)
Other payables and accruals	–	(166,592)
Bank and other borrowings	–	(262,281)
Deferred tax liabilities	–	(751)
Liabilities directly associated with non-current assets classified as held for sale	–	(493,795)
Net assets attributable to the discontinued operations	–	810,938

10. DISCONTINUED OPERATIONS (continued)

(c) *The net cash flows of the discontinued operations for the periods ended 30th June, 2005 and 2004 are as follows:*

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	HK$'000
Net cash outflow from operating activities	–	(3,687)
Net cash outflow from investing activities	–	(48,730)
Net cash inflow from financing activities	–	32,377
Net cash outflow incurred by the discontinued operations	–	(20,040)

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the six months ended 30th June, 2005 is based on the following data:

Earnings:

i) For profit for the period:

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	HK$'000
		(Restated)
Profit for the period attributable to shareholders of the Company, used in the basic earnings per share calculation	**326,888**	293,260
Interest expense for the period relating to the liability component of the convertible bonds of Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), net of current tax	**2,362**	2,643
Decrease in profit for the period of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(4,875)**	(7,256)
Profit for the period attributable to shareholders of the Company, used in the diluted earnings per share calculation	**324,375**	288,647

11. EARNINGS PER SHARE (continued)

(ii) For profit for the period from continuing operations:

	For the six months ended 30th June, 2005 Unaudited HK$'000	2004 Unaudited HK$'000 (Restated)
Profit for the period from continuing operations attributable to shareholders of the Company, used in the basic earnings per share calculation	**223,595**	319,534
Interest expense for the period relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	**2,362**	2,643
Decrease in profit for the period of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(4,875)**	(7,256)
Profit for the period from continuing operations attributable to shareholders of the Company, used in the diluted earnings per share calculation	**221,082**	314,921
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in basic and diluted earnings per share calculations	**622,500,000**	622,500,000

The exercise of the outstanding share options of the Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), subsidiaries of the Company, during the six months ended 30th June, 2005 did not have a diluting effect on the Group's basic earnings per share for the period.

The exercise of the outstanding share options of the Company and Beijing Development during the six months ended 30th June, 2004 did not have a diluting effect on the Group's basic earnings per share for that period.

12. INTERIM DIVIDEND

On 8th September, 2005, the Board declared an interim dividend of HK10 cents per share (2004: HK10 cents), totalling HK$62,250,000 (2004: HK$62,250,000).

13. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date is as follows:

	30th June, 2005	31st December, 2004
	Unaudited	Audited
	HK$'000	HK$'000
Within one year	**1,014,482**	755,437
One to two years	**122,587**	79,490
Two to three years	**21,433**	15,651
Over three years	**12,525**	8,766
	1,171,027	859,344
Less: Portion classified as current assets	**(1,156,360)**	(790,034)
Long term portion	**14,667**	69,310

14. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30th June, 2005	31st December, 2004
	Unaudited	Audited
	HK$'000	HK$'000
Within one year	**665,799**	724,357
One to two years	**17,124**	18,703
Two to three years	**14,801**	8,141
Over three years	**9,587**	14,581
	707,311	765,782

15. SHARE CAPITAL

	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are set out under the heading "Share option schemes" in the section of "Discloseable Information" on pages 41 to 46. No share options were granted or exercised during the period.

16. CONTINGENT LIABILITIES

	Group		Company	
	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	–	30,032	–	–
Guarantee given for the convertible bonds issued by Yanjing Brewery	–	–	**543,606**	587,424
	–	30,032	**543,606**	587,424

17. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	30th June, 2005 Unaudited HK$'000	31st December, 2004 Audited HK$'000
Land and buildings:		
Authorised, but not contracted for	–	–
Contracted, but not provided for	142,083	118,321
	142,083	118,321
Plant and machinery:		
Authorised, but not contracted for	–	–
Contracted, but not provided for	104,335	109,915
	104,335	109,915
Acquisition of subsidiaries and capital contribution to a jointly-controlled entity:		
Authorised, but not contracted for	–	–
Contracted, but not provided for	236,103	265,842
	236,103	265,842
Total capital commitments	482,521	494,078

The Company had no material capital commitments as at 30th June, 2005 (2004: Nil).

18. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the balance sheet date, the following significant events occurred:

1) On 19th July, 2005, the Group disposed of all its 95% equity interest in Beijing Western-Style Food Company Limited, a subsidiary of the Company, at a cash consideration of RMB6 million (approximately HK$5.65 million) pursuant to a conditional sale and purchase agreement entered into between the Company and 北京富源嘉業投資有限公司 (Beijing Fu Yuan Jia Ye Investment Company Limited) on 9th June, 2005. The effect of this transaction on the Group's operating results is not significant.

2) On 30th August, 2005, Beijing Enterprises Holdings High-Tech Development Company Limited ("High-Tech"), a subsidiary of the Company, entered into a sale and purchase agreement to transfer its entire equity interests in Beijing Qinchang Glass Company Limited (a jointly-controlled entity, which High-Tech holds 30% equity interest) to an independent third party at a cash consideration of RMB34.11 million (approximately HK$32.8 million). The effect of this transaction on the Group's operating results was not significant.

18. EVENTS AFTER THE BALANCE SHEET DATE (continued)

3) On 6th September, 2005, the Company and BHL's wholly-owned subsidiaries, Beijing Holdings (BVI) Limited and Canfort, reached the following sale and purchase agreements:

i) Dispose of its 75% of the equity interests in Beijing Badaling Tourism Company Limited ("Badaling Tourism") to Beijing Holdings (BVI) Limited at a cash consideration of RMB336.84 million (approximately HK$323.88 million). An exceptional accounting gain is expected to arise from this transaction; and

ii) Dispose of its 63.75% of the equity interests in Beijing Maglev Technology Development Company Limited ("Maglev Technology") to Canfort at a cash consideration of RMB38.19 million (approximately HK$36.72 million) . The effect of this transaction on the Group's profit was not significant.

As the remaining 36.25% equity interests in Maglev Technology is held by Badaling Tourism, the Company will no longer, directly or indirectly, hold any equity interest in Maglev Technology after the completion of the two aforementioned transactions.

19. RELATED PARTY TRANSACTIONS

			Six months ended 30th June,	
			2005	2004
			Unaudited	Unaudited
Name of company	**Nature of transaction**	*Notes*	**HK$'000**	HK$'000
Ultimate holding company:				
BHL and its associates	Sale of 34.54% equity interests in BE Dairy	*(a)*	**223,646**	–
	Rental income	*(b)*	**–**	1,337
	Rental and related expenses	*(b)*	**825**	1,705
Joint venture partners of subsidiaries and their associates:				
Beijing Yanjing Beer Group Company ("Yanjing Beer Group") and its associates	Purchase of bottle labels	*(c)*	**26,567**	21,144
	Purchase of bottle caps	*(c)*	**28,260**	22,758
	Canning service fees paid	*(d)*	**9,764**	9,041
	Comprehensive support service fees paid	*(e)*	**7,323**	7,323
	Land rent expenses	*(f)*	**871**	822
	Trademark licensing fees paid	*(g)*	**8,193**	10,202
	Less: 20% refund for advertising subsidies	*(g)*	**(1,804)**	(2,040)
王府井東安集團有限公司 (Wangfujing Dongan Group Company Limited)	Rental expenses	*(b)*	**20,027**	–

19. RELATED PARTY TRANSACTIONS (continued)

			Six months ended 30th June,	
			2005	2004
			Unaudited	Unaudited
Name of company	**Nature of transaction**	*Notes*	**HK$'000**	HK$'000
San Yuan Group and its associates	Sale of 65.46% equity interests in BE Dairy	*(a)*	**304,852**	–
	Purchase of raw milk	*(h)*	**–**	81,148
	Land use fee	*(i)*	**–**	1,512
	Establishment of a subsidiary	*(j)*	**–**	4,616
	Disposal of equity interest in a subsidiary	*(k)*	**–**	4,720
Beijing Jia Ming Investment Limited Company ("Jia Ming Investment")	Disposal of equity interest in a subsidiary	*(l)*	**–**	16,104
Jointly-controlled entities:				
Beijing McDonald's Food Co., Ltd.	Sale of dairy products	*(h)*	**–**	15,032
Shanghai Sanyuan Onlly Alimentation Foods Co., Ltd.	Sale of dairy products	*(h)*	**–**	1,736
Yanjing Beer (Qu Fu Sankong) Co., Ltd.	Sale of malt and barley	*(h)*	**–**	450
北京王府井洋華堂商業有限公司 (Beijing Wangfujing Yokado Commercial Company Limited)	Rental income	*(b)*	**848**	–

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

Notes:

(a) The considerations were arrived at after arm's length negotiations between the contracting parties with reference to BE Dairy's attributable 55% equity interests in San Yuan Foods's unaudited net assets value as at 31st July, 2004 according to PRC Accounting Standard for Business Enterprises and Accounting System for Business Enterprises.

(b) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(c) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(d) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a pre-agreed profit margin.

19. RELATED PARTY TRANSACTIONS (continued)

(e) Comprehensive support service fees paid included the following:

- a security and canteen services fee which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(f) Land rent expenses were charged at a mutually-agreed amount of RMB1,849,000 per annum.

(g) Trademark licensing fees paid were for the use "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(h) The purchase prices for raw milk, dairy products, malt and barley were determined by reference to the prevailing market rates.

(i) The land use fee was charged at a mutually-agreed amount of RMB3,210,000 for the year ended 31st December, 2004.

(j) The capital contribution made by the Group to the subsidiary is in accordance with the joint venture agreement entered into between San Yuan Foods and a wholly owned subsidiary of San Yuan Group.

(k) The consideration received was based on a mutually-agreed amount of RMB5,010,000.

(l) The consideration received was determined by reference to the valuation report prepared by an independent PRC asset valuer.

Compensation of key management personnel of the Group

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	HK$'000
Short term employee benefits	**4,629**	4,886
Post-employment benefits	**197**	177
Termination benefits	**–**	–
Share-based payments	**–**	–
Total compensation paid to key management personnel	**4,826**	5,063

DIRECTORS

The directors of the Company during the period were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)* (appointed on 17th June, 2005)
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin
Mr. Zhou Si (appointed on 17th June, 2005)
Mr. E Meng (Vice President) (appointed on 17th June, 2005)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1st June, 2003 with an unexpired period of approximately 35 months as at 30th June, 2005. This service contract, which was entered into before 1st February, 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules.

Messrs. Zhang Hong Hai and Liu Kai each has a service contract with the Company for a term of three years commencing on 3rd December, 2003 and 16th January, 2004, with respective unexpired periods of approximately 17 and 18 months as at 30th June, 2005.

Mr. E Meng has a service contract with the Company for a term of three years commencing on 17th June, 2005 with an unexpired period of approximately 35 months as at 30th June, 2005.

At 30th June, 2005, no director had a service contract with the Company which was not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the period.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30th June, 2005, the interests and short positions of the directors and chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

Long positions in shares of associated corporations

Name of director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	30,628#	0.0030
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738#	0.0116

@ All these associated corporations are indirectly held subsidiaries of the Company

\# *All interests are directly beneficially owned by the directors*

Long positions in underlying shares of the Company and an associated corporation

The interests of the directors and chief executive in the share options of the Company or its associated corporation are separately disclosed in the section "Share option schemes" below.

Save as disclosed above, as at 30th June, 2005, none of the directors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

During the six months ended 30th June, 2005, Mr. Li Fu Cheng received 10,209 bonus shares of Yanjing Brewery based upon the 20,419 shares that he owned.

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" and "Share option schemes", at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

Company

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16th May, 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the total number of ordinary shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number. At 30th June, 2005, the number of ordinary shares issuable under share options granted under the Scheme was 6,050,000, which represented approximately 0.97% of the Company's shares in issue as at that date.

An option may not be transferred, is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

SHARE OPTION SCHEMES (continued)

Company (continued)

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.

The following share options were outstanding under the Scheme as at 30th June, 2005:

		Number of share options			
Name or category of participant	*Notes*	At 1st January, 2005	Granted during the period	Lapsed during the period	At 30th June, 2005
Directors					
Mr. Li Fu Cheng	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Mr. Zheng Wan He	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
Other employees					
In aggregate	*(a)*	210,000	–	–	210,000
	(b)	1,840,000	–	–	1,840,000
		2,050,000	–	–	2,050,000
		6,050,000	–	–	6,050,000

Notes:

(a) These options were granted on 3rd March, 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time in the following 10 years commencing on 1st September, 1998. No such options were exercised during the period.

(b) These options were granted on 23rd June, 1998 at an exercise price per share of HK$17.03. The consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1st January, 1999, and one additional portion becomes exercisable on 1st January, in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1st January, 2007, and if not otherwise exercised, will lapse on 1st January, 2009. No portion of these share options was exercised during the period.

SHARE OPTION SCHEMES (continued)

Beijing Development

Beijing Development operates a share option scheme (the "Beijing Development Scheme") to give executives and key employees of Beijing Development Group an interest in preserving and maximising shareholders' value in the longer term, to enable Beijing Development and the relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of Beijing Development Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. Beijing Development Scheme became effective on 18th June, 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under Beijing Development Scheme is an amount equivalent, upon their exercise, to 10% of the shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in Beijing Development Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under Beijing Development Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of Beijing Development Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of Beijing Development's shares on the Stock Exchange on the date of the offer of the share options; (ii) the average of the closing prices of Beijing Development's shares on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of Beijing Development's shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

Pursuant to Beijing Development Scheme, the following share options were outstanding during the six months ended 30th June, 2005:

		Number of share options			
Name or category of participant	*Notes*	At 1st January, 2005	Granted during the period	Lapsed during the period	At 30th June, 2005
Director of the Company					
Mr. E Meng	*(a)*	1,600,000	–	–	1,600,000
	(b)	1,200,000	–	–	1,200,000
		2,800,000	–	–	2,800,000
Other employees					
In aggregate	*(a)*	6,540,000	–	(180,000)	6,360,000
	(b)	18,900,000	–	–	18,900,000
	(c)	2,800,000	–	(2,800,000)	–
		28,240,000	–	(2,980,000)	25,260,000
		31,040,000	–	(2,980,000)	28,060,000

Notes:

(a) These options were granted on 19th June, 2001 at an exercise price of HK$1.13 per share. The options can be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1st January, 2002, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26th June, 2006.

(b) These options were granted on 18th January, 2002 at an exercise price of HK$1.00 per share. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 18th January, 2002, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17th January, 2007.

(c) These options were granted on 2nd October, 2003 at an exercise price of HK$1.05 per share. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 2nd October, 2003, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 1st October, 2008.

No share options were exercised during the six months ended 30th June, 2005. At 30th June, 2005, Beijing Development had 28,060,000 share options outstanding under Beijing Development Scheme, which represented approximately 5.7% of Beijing Development's shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 28,060,000 additional ordinary shares of Beijing Development and additional share capital of HK$28,060,000 and share premium of HK$1,035,000 (before any issue expenses).

SHARE OPTION SCHEMES (continued)

Xteam

Xteam adopted a pre-IPO share option scheme (the "Xteam Pre-IPO Scheme") on 30th May, 2001 pursuant to which the directors and employees of the Xteam Group may be granted share options to subscribe for shares of Xteam at an exercise price of HK$0.266 each. All options have a duration of 10 years from the date of grant of the options and exercisable after three months from the date of listing of Xteam on the Growth Enterprises Market of the Stock Exchange on 11th December, 2001.

Up to 30th June, 2005, no options under the Xteam Pre-IPO Scheme have been exercised, and 30,000,000 outstanding pre-IPO share options lapsed in August 2005 due to the resignation of an employee.

Xteam also adopted a post-IPO share option scheme (the "Xteam Post-IPO Scheme") on 21st November, 2001, the principal terms of which were set out on pages 199 to 208 of the prospectus of Xteam. Under the terms of the Xteam Post-IPO Scheme, the board of directors of Xteam may, at their discretion, invite any full-time employees of the Xteam Group, including any executive and non-executive directors, and any advisers, consultants of or to any member of the Xteam Group to take up options to subscribe for shares in Xteam.

On 19th December, 2003, 63,000,000 post-IPO share options were granted and accepted at an exercise price of HK$0.14 per share.

SHARE OPTION SCHEMES (continued)

Xteam *(continued)*

Pursuant to the Xteam Pre-IPO Scheme and the Xteam Post-IPO Scheme, the following share options were outstanding during the six months ended 30th June, 2005:

		Number of share options			
Name or category of participant	*Notes*	At 1st January, 2005	Granted during the period	Lapsed during the period	At 30th, June 2005
Employees					
In aggregate	*(a)*	80,000,000	–	–	80,000,000
	(b)	63,000,000	–	(16,500,000)	46,500,000
		143,000,000	–	(16,500,000)	126,500,000

Notes:

(a) These options were granted on 14th November, 2001 under the Xteam Pre-IPO Scheme at an exercise price of HK$0.266 per share. The exercise period of the options is from 11th June, 2002 to 13th November, 2011.

(b) These options were granted on 19th December, 2003 under the Xteam Post-IPO Scheme at an exercise price of HK$0.14 per share.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30th June, 2005, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of the Company

		Number of ordinary shares held, capacity and nature of interest			
Name	*Notes*	**Directly beneficially owned**	**Through controlled corporations**	**Total**	**Percentage of the Company's issued share capital**
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	*(a)*	313,949,900	100,050,000	413,999,900	66.51
Beijing Holdings Limited	*(b)*	2,390,100	413,999,900	416,390,000	66.89

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 66.48% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, as at 30th June, 2005, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the period are set out in note 19 to the condensed consolidated interim financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (ii) in accordance with the terms of the agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iii) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

In accordance with the disclosure requirements of Rule 13.22 of the Listing Rules, the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2001, the Company obtained a five-year US$180 million syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30th June, 2005.

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Dr. Lee Tung Hai, Leo (Chairman of Audit Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30th June, 2005 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

REMUNERATION COMMITTEE

According to the Code on Corporate Governance Practices, the Company established its remuneration committee (the "Remuneration Committee") in 2005 with a majority of members thereof being independent non-executive directors. The existing Remuneration Committee comprises an executive director and vice president of the Company, Mr. Liu Kai, and two independent non-executive directors, namely, Dr. Lee Tung Hai, Leo and Mr. Wu Jiesi (Chairman of the Remuneration Committee).

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure in relation to the remuneration of Directors and senior management and reviewing the specific remuneration packages of all executive directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES"

The directors believe that the Company complied with the code provisions (the "Code Provisions") as set out in Appendix 14 "Code on Corporate Governance Practices" to the Listing Rules for the half year ended 30th June, 2005, except Code Provision A.4.1:

Code Provision A.4.1

The non-executive directors of the Company are not appointed for specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance of the Company are no less exacting than the Code Provisions.

COMPLIANCE WITH THE "MODEL CODE"

The Company has adopted Appendix X "Model code" to govern securities transactions by the directors. After having made specific enquiry to all directors, all directors confirmed that they complied with the "Model Code" during the half year ended 30th June, 2005.

PUBLICATION OF THE INTERIM REPORT ON THE WEBSITE

The 2005 interim report will be sent to all shareholders and will be published on the Company's website *(www.behl.com.hk)* and the website of the Stock Exchange *(www.hkex.com.hk)* in due course.

於網站刊發中期報告

二零零五年中期報告將寄送各股東並於適當時候在本公司網站(*www.behl.com.hk*)及聯交所網站(*www.hkex.com.hk*)內刊載。

本公司致力確保高水平之公司管治及透明度，董事相信這將促進本集團之整體營運，並使本集團更具市場競爭力，藉以提高股東之投資價值。於回顧期內，本集團已採納一系列公司管治措施，藉以確保有效之內部監控制度及適當地授權。

審核委員會

本公司審核委員會由三位獨立非執行董事李東海博士（審核委員會主席）、王憲章先生及武捷思先生組成，主要責任包括審查及監察本公司之財政匯報程序及內部運作監控。本公司的審核委員會已審閱截至二零零五年六月三十日止六個月的未經審核中期業績，認為編製有關業績已採用適合的會計政策，並已作出足夠的披露。

薪酬委員會

根據企業管治常規守則，本公司已於二零零五年成立其薪酬委員會（「酬金委員會」），其大多數成員為獨立非執行董事。現時之薪酬委員會由本公司執行董事兼副總裁劉凱先生及兩名獨立非執行董事李東海博士及武捷思先生（薪酬委員會主席）組成。

酬金委員會之主要職責包括就本公司有關董事及高級管理人員薪酬之政策及架構向董事會提供建議，並參照董事會不時議決之企業目標審閱所有執行董事及高級管理人員之特別酬金組合。

遵守《企業管治常規守則》

董事會認為，本公司截至二零零五年六月三十日止半年度內，一直遵守上市規則附錄十四《企業管治常規守則》所載的守則條文（「守則條文」），惟偏離守則條文第A.4.1條的規定：

守則條文A.4.1

本公司非執行董事並無特定任期，因此偏離守則條文第A.4.1條的規定。然而，鑒於非執行董事須按本公司的組織章程細則輪值告退，本公司認為已有足夠的措施確保本公司的企業管治不會低於守則條文。

遵守《標準守則》

本公司已採納了上市規則附錄十的《標準守則》以規範董事的證券交易。本公司已向所有董事作出查詢，所有董事已確認在截至二零零五年六月三十日止半年度內，一直遵守《標準守則》。

具備足夠流通量

根據公眾可取得之本公司資料，及就董事所知，於本報告日期，本公司已發行總股本至少25%由公眾持有。

購買、出售及贖回本公司的上市證券

本公司或其任何附屬公司於截至二零零五年六月三十日止六個月內概無購買、出售或贖回任何本公司之上市證券。

關連交易及持續關連交易

本集團於期內進行之關連交易及持續關連交易已載於簡明綜合中期財務報表附註19。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常業務中按一般商業條款，或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款進行；(ii)根據監管該等交易之協議條款，按對本公司股東整體利益而言乃屬公允合理之條款進行；及(iii)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內。

規定控權股東必須履行特別責任之貸款協議

按照聯交所上市規則第13.22條之披露規定，本年報披露有關本公司銀團貸款融資詳情。該項貸款載有若干條件，規定本公司之控股公司必須履行特別責任。

本公司於二零零一年取得一筆達1.8億美元之五年期銀團貸款。該項貸款協議載有若干條件，規定本公司之控股公司必須履行特別責任，若發生下列任何事項，即構成該筆貸款之不履約情況：

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有；或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項，或無法或承認無能力支付其到期債項，或宣佈或終告破產或無力償債。

主要股東及其他人士於股份及相關股份之權益

於二零零五年六月三十日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

於本公司之普通股之好倉

名稱	附註	持有之普通股數目、地位及權益性質 直接實益擁有	透過受控制公司	合計	本公司已發行股本百分比
Modern Orient Limited		100,050,000	–	100,050,000	16.07
Beijing Enterprises Investments Limited	*(a)*	313,949,900	100,050,000	413,999,900	66.51
京泰實業(集團)有限公司	*(b)*	2,390,100	413,999,900	416,390,000	66.89

附註：

(a) 所披露之權益包括由Modern Orient Limited 擁有之股份。Modern Orient Limited 由 Beijing Enterprises Investments Limited 直接持有100%權益，因此，Beijing Enterprises Investments Limited 被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由Beijing Enterprises Investments Limited 及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 Beijing Enterprises Investments Limited 為一間由京泰集團間接持有66.48%權益之公司，因此，京泰集團被視為擁有 Beijing Enterprises Investments Limited 及 Modern Orient Limited 所擁有股份之權益。

除上文所述者外，於二零零五年六月三十日，概無其他人士(本公司之董事除外，其權益已列於上文「董事及最高行政人員於股份及相關股份之權益及淡倉」一節)於根據證券及期貨條例第336節規定所存置之記錄冊中記錄於本公司股份或相關股份之權益或淡倉。

購股權計劃（續）

衡浪平台（續）

根據衡浪平台首次公開招股前計劃及衡浪首次公開招股後計劃，下列購股權於截至二零零五年六月三十日止六個月尚未行使：

		購股權數目			
參與者姓名或類別	*附註*	於二零零五年一月一日	期內授出	期內失效	於二零零五年六月三十日
僱員					
合計	*(a)*	80,000,000	–	–	80,000,000
	(b)	63,000,000	–	(16,500,000)	46,500,000
		143,000,000	–	(16,500,000)	126,500,000

附註：

(a) 此等購股權乃於二零零一年十一月十四日根據衡浪平台首次公開招股前計劃按行使價每股0.266港元授出。購股權之行使期為二零零二年六月十一日至二零一一年十一月十三日。

(b) 此等購股權乃於二零零三年十二月十九日根據衡浪平台首次公開招股後計劃按行使價每股0.14港元授出。

購股權計劃（續）

衝浪平台

衝浪平台於二零零一年五月三十日採納一項首次公開招股前購股權計劃（「衝浪平台首次公開招股前計劃」），據此，衝浪平台集團之董事及僱員可獲授購股權，以按行使價每股0.266港元認購衝浪平台之股份。所有購股權之期間由授出購股權當日起計為10年，並可於衝浪平台在二零零一年十二月十一日在聯交所創業板上市當日起計三個月後行使。

直至二零零五年六月三十日，衝浪平台首次公開招股前計劃項下並無購股權獲行使，而30,000,000份尚未行使之首次公開招股前購股權因一名僱員辭任而於二零零五年八月失效。

衝浪平台亦於二零零一年十一月二十一日採納一項首次公開招股後購股權計劃（「衝浪平台首次公開招股後計劃」），其主要條款載於衝浪平台之招股章程第199至208頁。根據衝浪平台首次公開招股後計劃之條款，衝浪平台之董事會可酌情邀請衝浪平台集團任何全職僱員（包括任何執行董事及非執行董事）及衝浪平台集團或其任何成員公司之任何顧問、諮詢人接納購股權認購衝浪平台之股份。

於二零零三年十二月十九日，63,000,000份首次公開招股後購股權已獲授出，並按行使價每股0.14港元接納。

購股權計劃（續）

北京發展（續）

截至二零零五年六月三十日止六個月內，按北京發展計劃尚未行使之購股權如下：

		購股權數目			
參與者姓名及類別	附註	於二零零五年一月一日	期內授出	期內失效	於二零零五年六月三十日
本公司董事					
鄂萌先生	(a)	1,600,000	–	–	1,600,000
	(b)	1,200,000	–	–	1,200,000
		2,800,000	–	–	2,800,000
其他僱員					
合計	(a)	6,540,000	–	(180,000)	6,360,000
	(b)	18,900,000	–	–	18,900,000
	(c)	2,800,000	–	(2,800,000)	–
		28,240,000	–	(2,980,000)	25,260,000
		31,040,000	–	(2,980,000)	28,060,000

附註：

(a) 於二零零一年六月十九日授出之購股權行使價為每股1.13港元。該等購股權可分為兩或三個均等部份行使。首部份可於二零零二年一月一日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零六年六月二十六日作廢。

(b) 於二零零二年一月十八日授出之購股權行使價為每股1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日作廢。

(c) 於二零零三年十月二日授出之購股權行使價為每股1.05港元。該等購股權可分為三個均等部份行使。首部份可於二零零三年十月二日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零八年十月一日失效。

截至二零零五年六月三十日止六個月內概無購股權獲行使。於二零零五年六月三十日，北京發展按北京發展計劃授出而尚未行使之購股權為28,060,000份，佔截止該日北京發展已發行股本約5.7%。倘餘下之購股權獲悉數行使，按照北京發展現時之股本結構，結果為北京發展需額外發行28,060,000股普通股，其額外股本為28,060,000港元，而股份溢價（扣除任何發行開支前）為1,035,000港元。

購股權計劃(續)

北京發展

北京發展設立之購股權北京發展計劃(「北京發展計劃」),目的為推使北京發展集團之行政人員及主要僱員保持並提高股東之長遠利益,為北京發展及有關附屬公司吸引及保留具經驗及技能之僱員,並為僱員未來貢獻作出獎賞。合資格北京發展計劃參與者包括北京發展及其附屬公司之執行董事及僱員。北京發展計劃於二零零一年六月十八日生效,除另作取消或修訂外,否則於該日起十年內有效。

現時按北京發展計劃所授之未行使購股權經行使後數目最多相等於北京發展在任何時間內發行股份之10%。可發行予北京發展計劃內之每位合資格者之股份數目最多為當時按北京發展計劃已發行及可發行之股份總數25%。

承授人可於授出購股權建議日期起二十八天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使時期由董事會決定,在某段取得行使權的時期起生效,及在接納購股權建議之日期起五年內或北京發展計劃之到期日(以較早者為準)終止。

購股權之行使價由董事釐定,惟不可低於(i)北京發展股份於授出購股權日期在聯交所所報之收市價;(ii)北京發展股份於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價;及(iii)北京發展股份之面值。

購股權之持有人無權獲派股息或於股東大會上投票。

購股權計劃(續)

本公司(續)

購股權之行使價由董事會釐定,但不得低於下列兩者中之較高者:(i)一股普通股之面值;及(ii)該購股權授出之日前五個交易日,本公司普通股於聯交所所報之每股平均收市價之80%。

以下是根據該計劃授出而於二零零五年六月三十日尚未行使之購股權:

		持有購股權之數目			
參與者姓名或類別	*附註*	於二零零五年一月一日	期內授出	期內失效	於二零零五年六月三十日
董事					
李福成先生	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
鄭萬河先生	*(a)*	200,000	–	–	200,000
	(b)	1,800,000	–	–	1,800,000
		2,000,000	–	–	2,000,000
其他僱員					
合計	*(a)*	210,000	–	–	210,000
	(b)	1,840,000	–	–	1,840,000
		2,050,000	–	–	2,050,000
		6,050,000	–	–	6,050,000

附註:

(a) 該等購股權於一九九八年三月三日授出,行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。該等購股權於期內概未獲行使。

(b) 該等購股權於一九九八年六月二十三日授出,行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之代價為1港元。該等購股權可分成九個等份行使。首部份可於一九九九年一月一日起隨時行使,而其餘每一部份可於其後年度每年之一月一日起行使。所有(未行使)部份均可於二零零七年一月一日行使,而其後仍未被行使者將於二零零九年一月一日失效。該等購股權於期內概未獲行使。

董事購入股份或債券之權利

截至二零零五年六月三十日止六個月，李福成先生按其擁有之20,419股股份自燕京啤酒收取10,209股紅股。

除上述者及於「董事及最高行政人員於股份及相關股份之權益及淡倉」及「購股權計劃」披露者外，於期內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

購股權計劃

本公司

本公司設有一項購股權計劃（「該計劃」），旨在向曾對本集團成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員（包括執行董事）按每份購股權1港元之價格，接納可認購本公司普通股之購股權。該項計劃於一九九七年五月十六日生效，除非該計劃另行取消或修訂，否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份總數之10%（「購股權數上限」）。任何人士若全面行使購股權後，會導致該位人士根據先前獲授以及上述之購股權而獲發行及將予發行之股份總數超出購股權數上限之25%，則不得向該位人士授出購股權。於二零零五年六月三十日，根據該計劃已授出之購股權可發行之股份為6,050,000股，約佔本公司當日已發行股份之0.97%。

購股權不得轉讓，屬承授人個人所有。購股權可以全面或部份行使，或可視為全面或部份行使（視乎情況而定）。

購股權之行使期間由董事會酌情決定，然而，購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

董事於合約之權益

期內，於本公司、其任何控股公司、附屬公司及同系附屬公司訂立而對本集團業務屬重大之任何合約中，董事概無直接或間接擁有重大權益。

董事及最高行政人員於股份及相關股份之權益及淡倉

於二零零五年六月三十日，董事及最高行政人員根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份及相關股份之權益及淡倉：

於相聯法團股份之好倉

董事名稱	相聯法團名稱	持有普通股數目	佔相聯法團之已發行股本百分比
李福成先生	北京燕京啤酒股份有限公司@	30,628#	0.0030
鄭萬河先生	北京王府井百貨（集團）股份有限公司@	45,738#	0.0116

@ 上述所有相關法團均為本公司之間接附屬公司

所有權益均由董事直接實益擁有

於本公司及一間相聯法團的相關股份之好倉

董事及最高行政人員於本公司或一間相聯法團購股權之權益已於下文「購股權計劃」一節披露。

除上述者外，於二零零五年六月三十日，概無董事登記有本公司或其任何相聯法團之股份、相關股份之權益或淡倉，而須根據證券及期貨條例352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

董事

本公司於本期間之董事如下：

執行董事：

衣錫群先生*（主席）*
張虹海先生*（副主席兼首席執行官）*
李福成先生*（副主席）*
白金榮先生*（副主席）*　（於二零零五年六月十七日獲委任）
郭迎明先生
劉　凱先生*（副總裁）*
鄭萬河先生
李　滿先生
郭普金先生
周　思先生　（於二零零五年六月十七日獲委任）
鄂　萌先生*（副總裁）*　（於二零零五年六月十七日獲委任）

獨立非執行董事：

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

董事之服務合約

衣錫群先生與本公司訂立服務合約，為期五年，由二零零三年六月一日起計，於二零零五年六月三十日尚餘三十五個月屆滿。於二零零四年二月一日前訂立之此服務合約獲豁免遵守上市規則第13.68條項下之股東批准規定。

張虹海先生與劉凱先生與本公司訂立服務合約，為期三年，由二零零三年十二月三日及二零零四年一月十六日起計，於二零零五年六月三十日分別尚餘十七個及十八個月屆滿。

鄂萌先生與本公司訂立服務合約，為期三年，由二零零五年六月十七日起計，於二零零五年六月三十日尚餘三十五個月屆滿。

於二零零五年六月三十日，所有董事概無與本公司訂有本公司不可於一年內免付補償（法定補償除外）而終止之服務合約。

19. 關連人士交易(續)

(e) 所付綜合支援服務費用包括下列各項:

- 保安及飯堂服務費,此乃根據上一年度之勞工、折舊及保養年費釐定,並每年參照北京之價格指數作出調整;及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用,乃參照有關協議訂立時之市場租值釐定。

(f) 租地費用乃按相互協定的數額每年人民幣1,849,000 元收取。

(g) 商標特許權費用乃就使用「燕京」商標而支付,並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每樽人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%,供燕京啤酒用以發展及推廣「燕京」商標。

(h) 未經加工牛奶、奶製品、小麥及大麥之購買價乃參照市場價格釐定。

(i) 截至二零零四年十二月三十一日止年度之土地使用費按相互協定的數額人民幣3,210,000元收取。

(j) 本集團向該附屬公司之注資額乃根據三元食品與三元集團之全資附屬公司所訂立之合資協議作出。

(k) 已收代價乃根據雙方議定數額人民幣5,010,000元收取。

(l) 已收代價乃參考獨立中國資產估值師編製之估值報告而釐定。

本集團主要管理人員之補償

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
短期僱員福利	**4,629**	4,886
僱用後之福利	**197**	177
離職福利	**–**	–
股權付款	**–**	–
支付主要管理人員之總補償	**4,826**	5,063

19. 關連人士交易(續)

公司名稱	交易性質	附註	截至六月三十日止六個月 二零零五年 未經審核 千港元	二零零四年 未經審核 千港元
三元集團及其聯營公司	出售北京企業食品65.46%股權	*(a)*	**304,852**	–
	購買未加工牛奶	*(h)*	–	81,148
	土地使用費	*(i)*	–	1,512
	成立附屬公司	*(j)*	–	4,616
	出售附屬公司之股權	*(k)*	–	4,720
北京嘉銘投資有限公司(「嘉銘投資」)	出售附屬公司之股權	*(l)*	–	16,104
共同控制公司:				
北京麥當勞食品有限公司	銷售奶製品	*(h)*	–	15,032
上海三元昂立營養食品有限公司	銷售奶製品	*(h)*	–	1,736
燕京啤酒(曲阜三孔)有限責任公司	銷售麥芽及大麥	*(h)*	–	450
北京王府井洋華堂商業有限公司	租金收入	*(b)*	**848**	–

董事會認為,上述交易乃本集團於日常業務中進行。

附註:

(a) 有關代價乃經訂約方參照中國企業會計準則及企業會計制度下北京企業食品應佔三元食品於二零零四年七月三十一日之未經審核資產淨值之55%權益經公平磋商後釐定。

(b) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(c) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定,並每年參照上一年度北京之價格指數作出調整。

(d) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加預先協定之利潤率之價格收取。

18. 結算日後事項(續)

3) 於二零零五年九月六日,本公司與京泰實業之全資附屬公司Beijing Holdings (BVI) Limited及傑恒達成下列資產轉讓協議:

i) 向Beijing Holdings (BVI) Limited以現金作價為人民幣3.3684億元(約3.2388億港元)出售北京八達嶺旅遊股份有限公司(「八達嶺旅遊」)75%權益。預計此項交易將產生一筆賬面特殊收益;及

ii) 向傑恒以現金作價人民幣3,819萬元(約3,672萬港元)出售本公司持有北京控股磁懸浮技術發展有限公司(「磁懸浮技術」)之63.75%權益。此項交易對本集團之經營業績影響不大。

由於磁懸浮技術剩下的36.25%權益由八達嶺旅遊持有,因此完成上述兩項交易後本公司再無直接或間接持有任何磁懸浮技術之權益。

19. 關連人士交易

公司名稱	交易性質	*附註*	截至六月三十日止六個月 **二零零五年** **未經審核** **千港元**	 二零零四年 未經審核 千港元
最終控股公司:				
京泰集團及其聯營公司	出售北京企業食品34.54%股權	*(a)*	**223,646**	–
	租金收入	*(b)*	**–**	1,337
	租金及有關費用	*(b)*	**825**	1,705
附屬公司之合資夥伴及其聯營公司:				
北京燕京啤酒集團公司(「燕京啤酒集團」)及其聯營公司	購買瓶身標籤	*(c)*	**26,567**	21,144
	購買瓶蓋	*(c)*	**28,260**	22,758
	已付罐裝服務費用	*(d)*	**9,764**	9,041
	已付綜合支援服務費用	*(e)*	**7,323**	7,323
	租地費用	*(f)*	**871**	822
	已付商標特許權費用	*(g)*	**8,193**	10,202
	*減:*退回20%之廣告補助	*(g)*	**(1,804)**	(2,040)
王府井東安集團有限公司	租金開支	*(b)*	**20,027**	–

17. 資本承擔

本集團於結算日時有以下之資本承擔：

	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元
土地及樓宇：		
已批准但未訂約	–	–
已訂約但未撥備	**142,083**	118,321
	142,083	118,321
廠房及機器：		
已批准但未訂約	–	–
已訂約但未撥備	**104,335**	109,915
	104,335	109,915
收購附屬公司及向一間共同控制公司繳入資本：		
已批准但未訂約	–	–
已訂約但未撥備	**236,103**	265,842
	236,103	265,842
資本承擔總額	**482,521**	494,078

本公司於二零零五年六月三十日並無任何重大資本承擔（二零零四年：無）。

18. 結算日後事項

本集團於結算日後發生下列重要事項:

1) 於二零零五年七月十九日，本集團根據與北京富源嘉業投資有限公司於二零零五年六月九日簽訂之有條件買賣協議，以現金作價人民幣600萬元（約565萬港元）出售本公司之附屬公司北京西餐食品有限公司95%權益。此項交易對本集團之經營業績影響不大。

2) 於二零零五年八月三十日，本公司之附屬公司北京控股高科技發展有限公司（「北控高科技」）簽訂一份買賣協議，向一獨立第三方轉讓其於北京秦昌玻璃有限公司（北控高科技擁有30%權益之共同控制公司）之全部權益，現金作價為人民幣3,411萬元（約3,280萬港元）。此項交易對本集團之經營業績影響不大。

15. 股本

	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足股本：		
622,500,000股每股面值0.10港元之普通股	**62,250**	62,250

購股權

有關本公司購股權計劃及根據該計劃而發行的購股權的詳情載於第41頁至第46頁「須予披露之資料」一節「購股權計劃」一段。本期間未有購股權授出或獲行使。

16. 或然負債

	本集團		本公司	
	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元
就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保	**–**	30,032	**–**	–
就燕京啤酒發行之可換股債券作出之擔保	**–**	–	**543,606**	587,424
	–	30,032	**543,606**	587,424

13. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及所經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

本集團應收貿易賬款及應收票據於結算日之賬齡分析如下：

	二零零五年六月三十日 未經審核 千港元	二零零四年十二月三十一日 經審核 千港元
一年內	**1,014,482**	755,437
一至兩年	**122,587**	79,490
兩至三年	**21,433**	15,651
三年以上	**12,525**	8,766
	1,171,027	859,344
減：列作流動資產部份	**(1,156,360)**	(790,034)
長期部份	**14,667**	69,310

14. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	二零零五年六月三十日 未經審核 千港元	二零零四年十二月三十一日 經審核 千港元
一年內	**665,799**	724,357
一至兩年	**17,124**	18,703
兩至三年	**14,801**	8,141
三年以上	**9,587**	14,581
	707,311	765,782

11. 每股盈利(續)

(ii) 來自持續經營業務之期內溢利:

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
		(重列)
來自持續經營業務,用作計算每股基本盈利之本期間本公司股東應佔溢利	**223,595**	319,534
扣除即期税項後,燕京啤酒之可換投債券之債務部份涉及之本期間利息開支	**2,362**	2,643
假使悉數行使燕京啤酒之未行使可換股債券於燕京啤酒之權益因被攤薄而導致減少本期間本集團應佔燕京啤酒溢利	**(4,875)**	(7,256)
來自持續經營業務,用作計算每股攤薄盈利之本期間本公司股東應佔溢利	**221,082**	314,921
普通股數目:		
用作計算每股基本及攤薄盈利之本期間已發行普通股之加權平均數	**622,500,000**	622,500,000

於截至二零零五年六月三十日止六個月行使本公司及本公司附屬公司北京發展(香港)有限公司(「北京發展」)及衡浪平台軟件國際有限公司(「衡浪平台」)之未行使購股權並不會對本集團於期內之每股基本盈利造成攤薄影響。

於截至二零零四年六月三十日止六個月行使本公司及北京發展之未行使購股權並不會對本集團於該期間之每股基本盈利造成攤薄影響。

12. 中期股息

於二零零五年九月八日,本公司董事會宣派中期股息每股10港仙(二零零四年:10港仙),合共6,225萬港元(二零零四年:6,225萬港元)。

10. 已終止經營之業務（續）

(c) 已終止經營之業務截至二零零五年及二零零四年六月三十日止期間之現金流量淨額如下：

	截至六月三十日止六個月	
	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元
經營活動現金淨流出	-	(3,687)
投資活動現金淨流出	-	(48,730)
融資活動現金淨流入	-	32,377
來自已終止經營業務之現金淨流出	-	(20,040)

11. 每股盈利

截至二零零五年六月三十日止六個月之每股基本及攤薄盈利乃根據以下數據計算：

盈利：

(i) 期內溢利：

	截至六月三十日止六個月	
	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元 （重列）
用作計算每股基本盈利之本期間本公司股東應佔溢利	**326,888**	293,260
扣除即期税項後，北京燕京啤酒股份有限公司（「燕京啤酒」）之可換股債券之債務部份涉及之本期間利息開支	**2,362**	2,643
假使悉數行使燕京啤酒發行之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本期間本集團應佔燕京啤酒溢利	**(4,875)**	(7,256)
用作計算每股攤薄盈利之本期間本公司股東應佔溢利	**324,375**	288,647

10. **已終止經營之業務(續)**

(b) 已終止經營之業務於結算日按賬面值及公平值(較低者)減成本之主要資產及負債類別如下:

	二零零五年六月三十日 未經審核 千港元	二零零四年十二月三十一日 經審核 千港元
資產:		
固定資產	–	665,406
投資物業	–	2,420
土地之租金	–	60,950
商譽	–	2,196
於共同控制公司之權益	–	125,113
可供出售財務資產	–	22,892
存貨	–	85,280
應收款項貿易賬項及應收票據	–	120,424
其他應收款項	–	81,650
可退回税項	–	3,649
已抵押銀行存款	–	156
現金及現金等價物	–	134,597
列為持作出售之非流動資產	–	1,304,733
負債:		
應付貿易賬款及應付票據	–	(64,171)
其他應付款項及應計款項	–	(166,592)
銀行及其他貸款	–	(262,281)
遞延税項負債	–	(751)
列為與持作出售的非流動資產有關聯之負債	–	(493,795)
已終止經營之業務應佔資產淨值	–	810,938

10. 已終止經營之業務

誠如本公司於二零零四年財務報表所披露，本公司與關連公司北京三元集團有限責任公司(「三元集團」)及最終控股公司京泰實業(集團)有限公司(「京泰集團」)於二零零四年十二月三日訂立兩項獨立之股份轉讓協議，有條件出售本公司當時之全資附屬公司北京企業(食品)有限公司(「北京企業食品」)之所有權益，三元集團及京泰集團分佔65.46%及34.54%，而代價則分別為人民幣3.236億元(約3.049億港元)及人民幣2.374億元(約2.236億港元)。北京企業食品主要資產為北京三元食品股份有限公司(「三元食品」，其股份於上海證券交易所上市)之55%股權，而業務主要為於中國大陸生產及銷售奶製品。奶製品業務為本集團的一個獨立業務分類，並由三元食品獨力經營。故此，奶製品業務分類已被申報為已終止經營之業務並於二零零四年十二月三十日被分類為持作出售之資產。奶制品業務已於截至二零零五年六月三十日止六個月期間出售，而出售有關資產的收益103,293,000港元已於截至二零零五年六月三十日止六個月未經審核的綜合損益表列賬。

(a) 截至二零零五年及二零零四年六月三十日止六個月之已終止經營之業務之業績概述如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
營業額	–	456,269
開支	–	(504,798)
經營業務稅前虧損	–	(48,529)
出售與已終止經營業務有關之附屬公司權益所得收益	103,293	–
已終止經營業務之稅前溢利／(虧損)	103,293	(48,529)
稅項		
– 與經營業務有關	–	1,529
– 因出售與已終止經營業務有關之附屬公司權益所得收益而產生	–	–
已終止經營業務期內之溢利／(虧損)淨額	103,293	(47,000)
已終止經營業務之每股盈利／(虧損)		
– 基本	0.17港元	(0.04港元)
– 攤薄	不適用	不適用

8. 稅項(續)

香港利得稅就期內在香港賺得之估計應課稅溢利按17.5%(二零零四年:17.5%)稅率撥備。其他地區應課稅溢利之稅項乃根據本集團經營業務所在之國家之現行稅率,按照現有法例、詮釋及慣例計算。

9. 持續經營業務

	來自經營業務		來自出售資產所得收益[i]		合計	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元
		(重列)		(重列)		(重列)
稅前溢利	**436,380**	411,988	**-**	96,375	**436,380**	508,363
稅項	**(123,897)**	(101,171)	**-**	-	**(123,897)**	(101,171)
期內溢利	**312,483**	310,817	**-**	96,375	**312,483**	407,192
應佔溢利:						
本公司股東	**223,595**	223,159	**-**	96,375	**223,595**	319,534
少數股東權益	**88,888**	87,658	**-**	-	**88,888**	87,658
	312,483	310,817	**-**	96,375	**312,483**	407,192

[i] 截至二零零四年六月三十日止六個月確認之出售資產所得收益96,375,000港元為本集團於二零零四年四月出售北京西門子通訊網絡股份有限公司(前稱「北京國際交換系統有限公司」)20%權益時所產生之溢利。

7. **應佔共同控制公司及聯營公司盈虧**

應佔共同控制公司及聯營公司盈虧之分析如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
		(重列)
i) **共同控制公司：**		
應佔税前盈虧	**(4,710)**	6,090
應佔税項	**(1,625)**	(7,374)
應佔盈虧	**(6,335)**	(1,284)
ii) **聯營公司：**		
應佔税前盈虧	**16,779**	33,799
應佔税項	**(2,423)**	(994)
應佔盈虧	**14,356**	32,805

8. **税項**

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
		(重列)
持續經營業務		
本期間－中國		
香港	**663**	194
中國大陸	**110,382**	104,676
本期間－海外	**1,119**	951
遞延税項	**11,733**	(4,650)
	123,897	101,171
已終止經營之業務		
本期間－中國大陸，中國	**–**	341
遞延税項	**–**	(1,870)
	–	(1,529)
	123,897	99,642

5. 經營業務溢利

經營業務溢利經扣除下列各項後釐定：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
		（重列）
折舊	**266,650**	299,507
無形資產攤銷	**52,367**	51,815

6. 財務費用

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
可換股債券之利息	**3,525**	3,945
銀行貸款及須於五年內悉數償還之其他貸款之利息	**73,137**	66,829
其他貸款之利息	**303**	93
	76,965	70,867

3. 分類資料(續)

(b) 按地區分類

	香港 截至六月三十日止六個月		中國大陸 截至六月三十日止六個月		海外 截至六月三十日止六個月		對銷 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元	二零零五年 未經審核 千港元	二零零四年 未經審核 千港元
分類收入:										
銷售予外界客戶	**6,362**	12,603	**5,040,373**	4,370,656	**96,675**	92,604	**-**	-	**5,143,410**	4,475,863
分類業務之間的銷售	**2,928**	7,367	**-**	-	**7,427**	15,158	**(10,355)**	(22,525)	**-**	-
其他收入及收益淨額	**428**	3,430	**77,625**	48,435	**-**	508	**-**	-	**78,053**	52,373
分類收入合計	**9,718**	23,400	**5,117,998**	4,419,091	**104,102**	108,270	**(10,355)**	(22,525)	**5,221,463**	4,528,236

4. 其他收入及收益淨額

	截至六月三十日止六個月 二零零五年 未經審核 千港元	二零零四年 未經審核 千港元 (重列)
其他收入		
投資收入	**225**	8,898
企業所得稅及增值稅退回	**2,934**	13,001
租金收入	**22,491**	13,143
其他	**52,496**	41,066
	78,146	76,108
收益淨額		
因一間附屬公司之若干可換股債券持有人行使換股權令本集團持有該間附屬公司權益被攤薄而產生視作出售該間附屬公司權益之收益	**13,979**	-
出售固定資產所得收益淨額	**306**	43
出售可供出售之財務資產所得收益	**33**	1,320
出售附屬公司權益所得收益	**103,293**	-
出售一間聯營公司權益所得收益	**-**	96,375
	117,611	97,738
	195,757	173,846

3. 分類資料(續)

(a) 按業務分類(續)

截至二零零四年六月三十日止六個月

	持續經營業務				
	啤酒業務 未經審核 千港元 (重列)	零售業務 未經審核 千港元 (重列)	高速及收費公路業務 未經審核 千港元	自來水處理業務 未經審核 千港元	旅遊業務 未經審核 千港元 (重列)
分類收入					
銷售予外界客戶	1,787,097	1,274,231	205,475	198,291	–
分類業務之間的銷售	–	–	–	–	–
其他收入及收益淨額	22,252	10,780	3,363	–	–
合計	1,809,349	1,285,011	208,838	198,291	–
分類業績	195,311	45,799	136,516	72,457	–
利息收入					
未經分配之收入及收益淨額					
未經分配之開支					
經營業務溢利/(虧損)					
財務費用					
佔下列公司盈虧:					
共同控制公司	(5,799)	6,179	–	–	5,389
聯營公司	8,285	–	–	–	–
稅前溢利					
稅項					
期內溢利					

物業建造及發展業務	電訊及資訊科技相關服務及產品業務	地熱系統	企業及其他業務	合計	已終止經營之業務 奶製品業務	對銷	綜合
未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
千港元	千港元 （重列）	千港元	千港元 （重列）	千港元	千港元 （重列）	千港元	千港元 （重列）
78,876	166,335	76,516	232,773	4,019,594	456,269	–	4,475,863
432	–	–	–	432	–	(432)	–
5,411	3,421	1,680	4,310	51,217	1,156	–	52,373
84,719	169,756	78,196	237,083	4,071,243	457,425	(432)	4,528,236
4,309	(4,910)	9,265	(18,840)	439,907	(38,051)		401,856
				11,914	801		12,715
				111,388	10,085		121,473
				(36,444)	(420)		(36,864)
				526,765	(27,585)		499,180
				(64,261)	(6,606)		(70,867)
–	(3,023)	–	2,284	5,030	(6,314)		(1,284)
(674)	20,997	–	12,221	40,829	(8,024)		32,805
				508,363	(48,529)		459,834
				(101,171)	1,529		(99,642)
				407,192	(47,000)		360,192

3. 分類資料

本集團之經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。下表載列本集團按業務及地區分類之收益及業績：

(a) 按業務分類

截至二零零五年六月三十日止六個月

	持續經營業務				
	啤酒業務 未經審核 千港元	零售業務 未經審核 千港元	高速及收費公路業務 未經審核 千港元	自來水處理業務 未經審核 千港元	旅遊業務 未經審核 千港元
分類收入					
銷售予外界客戶	2,146,327	2,176,080	217,913	238,182	–
分類業務之間的銷售	–	–	–	–	–
其他收入及收益淨額	32,332	35,296	753	–	–
合計	2,178,659	2,211,376	218,666	238,182	–
分類業績	233,331	75,907	144,071	78,359	–
利息收入					
未經分配之收入及收益淨額					
未經分配之開支					
經營業務溢利					
財務費用					
佔下列公司盈虧：					
共同控制公司	–	–	–	–	(178)
聯營公司	(2,073)	–	–	–	–
稅前溢利					
稅項					
期內溢利					

物業建造及發展業務 未經審核 千港元	電訊及資訊科技相關服務及產品業務 未經審核 千港元	地熱系統 未經審核 千港元	企業及其他業務 未經審核 千港元	合計 未經審核 千港元	已終止經營之業務 奶製品業務 未經審核 千港元	對銷 未經審核 千港元	綜合 未經審核 千港元
8,236	66,884	40,738	249,050	5,143,410	–	–	5,143,410
451	–	–	–	451	–	(451)	–
1,689	2,954	2,143	2,886	78,053	–	–	78,053
10,376	69,838	42,881	251,936	5,221,914	–	(451)	5,221,463
(8,680)	(1,730)	(12,327)	(38,239)	470,692	–		470,692
				30,657	–		30,657
				14,411	103,293		117,704
				(10,436)	–		(10,436)
				505,324	103,293		608,617
				(76,965)	–		(76,965)
–	(1,539)	–	(4,618)	(6,335)	–		(6,335)
114	(250)	–	16,565	14,356	–		14,356
				436,380	103,293		539,673
				(123,897)	–		(123,897)
				312,483	103,293		415,776

2. 比較數字(續)

(b) 前期調整對截至二零零四年六月三十日止六個月稅後溢利之影響

	下列人士應佔期內溢利有所增加/(減少)		期內溢利	期內溢利之每股盈利增加/(減少)	
	本公司股東權益 未經審核 千港元	少數股東權益 未經審核 千港元	增加/(減少) 未經審核 千港元	基本 未經審核 港元	攤薄 未經審核 港元
HKFRS 3、HKAS 36及HKAS 38 之前於儲備註銷但現時並無包括在計算出售聯營公司之權益所產生之收益之商譽	74,167	-	74,167	0.12	0.12
自二零零四年一月一日起不再作出商譽攤銷	8,957	3,911	12,868	0.01	0.01
轉回已確認為收入之負商譽(負商譽於二零零四年一月一日不作確認)	(594)	-	(594)	無重大影響	無重大影響
期內合計影響	82,530	3,911	86,441	0.13	0.13

(c) 採納HKAS 1對綜合損益賬內的呈列方式有所影響。本集團應佔共同控制公司及聯營公司稅項於截至二零零四年六月三十日止六個月分別為7,374,000港元及994,000港元,先前計入綜合損益賬之稅項支出內,現分別計入應佔共同控制公司及聯營公司之溢利及虧損內。

(d) HKAS 8及24影響中期財務報表若干披露。

2. 比較數字(續)

二零零四年年度財務報表附註2已刊載會計政策變動之詳情,而有關政策之變動對截至二零零四年六月三十日止六個月之未經審核簡明中期綜合財務報表之主要影響概述如下:

(a) 前期調整對於二零零四年一月一日之期初數之影響

	增加/(減少)					
	資本儲備 未經審核 千港元	酒店物業 重估儲備 未經審核 千港元	保留溢利 未經審核 千港元	本公司股東 應佔權益 未經審核 千港元	少數 股東權益 未經審核 千港元	總權益 未經審核 千港元
HKAS 16、HKAS 40及SSAP-Int 23 酒店物業現以估值減累計折舊及任何計減值虧損列示	-	21,267	(21,267)	-	-	-
HKFRS 3 負商譽不作確認	(657,924)	-	663,614	5,690	1,857	7,547
於二零零四年一月一日之合計影響	(657,924)	21,267	642,347	5,690	1,857	7,547

1. 編製基準

此截至二零零五年六月三十日止六個月之未經審核簡明中期綜合財務報表乃根據香港會計準則(「HKAS」)第34號「中期財務報告」編製。編製此中期財務報表所使用之會計政策及編製基準與編製截至二零零四年十二月三十一日止年度之年度財務報表所使用的一致。

2. 比較數字

誠如本公司二零零四年財務報表所披露,本集團已議決提早採納所有由香港會計師公會(「香港會計師公會」)於截至二零零四年年度賬目批准日已頒佈之新訂香港財務報告準則(「HKFRS」)以編製二零零四年年度之財務報表。本集團於編製截至二零零四年六月三十日止六個月之未經審核簡明中期綜合財務報表後才提早採納有關準則,故此本集團截至二零零四年六月三十日止六個月之業績乃根據由香港會計師公會頒佈之香港會計實務準則(「SSAPs」)申報。為符合本期間的呈列方式並遵守HKFRS之新規定,若干比較數字經已相應重列及重分類。

以下所載為影響於截至二零零四年六月三十日止六個月之未經審核簡明中期綜合財務報表之HKFRS:

－HKAS 1　「財務報表呈列」
－HKAS 8　「會計政策、會計估計變更以及誤差」
－HKAS 16　「物業、廠房及設備」
－HKAS 24　「關聯方披露」
－HKAS 36　「資產減值」
－HKAS 38　「無形資產」
－HKAS 40　「投資物業」
－HKFRS 3　「業務合併」
－SSAP-Int 23　「酒店物業適用之會計政策」

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年	二零零四年
	未經審核	未經審核
	千港元	千港元
經營業務之現金流入淨額	**537,319**	227,102
投資活動之現金流入／(流出)淨額	**52,521**	(438,426)
融資活動之現金流出淨額	**(739,995)**	(86,248)
現金及現金等價物減少	**(150,155)**	(297,572)
期初之現金及現金等價物	**3,507,843**	3,083,000
期終之現金及現金等價物	**3,357,688**	2,785,428
現金及現金等價物結餘之分析		
現金及銀行結餘	**2,620,124**	2,262,500
於收購時三個月以內到期之無抵押定期存款	**749,813**	536,760
減：銀行透支	**(12,249)**	(13,832)
	3,357,688	2,785,428

簡明綜合股東權益變動表

截至二零零五年六月三十日止六個月

	附註	本公司股東應佔權益 已發行股本 未經審核 千港元	股份溢價賬 未經審核 千港元	資本儲備 未經審核 千港元	酒店物業重估儲備 未經審核 千港元	匯兌波動儲備 未經審核 千港元	中國儲備金 未經審核 千港元	保留溢利 未經審核 千港元	建議派發股息 未經審核 千港元	總額 未經審核 千港元	少數股東權益 未經審核 千港元	總權益 未經審核 千港元
於二零零四年一月一日：												
如前呈列		62,250	4,839,497	306,643	3,570	34,966	603,433	1,583,729	112,050	7,546,138	3,545,408	11,091,546
前期調整	2(a)	-	-	(657,924)	21,267	-	-	642,347	-	5,690	1,857	7,547
重列		62,250	4,839,497	(351,281)	24,837	34,966	603,433	2,226,076	112,050	7,551,828	3,547,265	11,099,093
於權益中直接確認之期內費用												
－匯兌損益		-	-	-	-	(490)	-	-	-	(490)	(556)	(1,046)
本期間溢利，重列	2(b)	-	-	-	-	-	-	293,260	-	293,260	66,932	360,192
期內確認之收入及支出總額		-	-	-	-	(490)	-	293,260	-	292,770	66,376	359,146
少數股東注入資本		-	-	-	-	-	-	-	-	-	106,027	106,027
收購少數股東權益		-	-	-	-	-	-	-	-	-	(2,087)	(2,087)
收購附屬公司權益		-	-	-	-	-	-	-	-	-	61,640	61,640
出售附屬公司權益		-	-	-	-	-	-	-	-	-	(38,919)	(38,919)
出售一間聯營公司時解除之商譽		-	-	74,167	-	-	-	(74,167)	-	-	-	-
宣派二零零三年末期股息		-	-	-	-	-	-	-	(112,050)	(112,050)	-	(112,050)
派發二零零四年中期股息		-	-	-	-	-	-	(62,250)	62,250	-	-	-
派付少數股東之股息		-	-	-	-	-	-	-	-	-	(94,773)	(94,773)
轉撥往儲備		-	-	303	-	-	20,762	(21,065)	-	-	-	-
於二零零四年六月三十日，重列		62,250	4,839,497	(276,811)	24,837	34,476	624,195	2,361,854	62,250	7,732,548	3,645,529	11,378,077

* 此等儲備合共成為簡明綜合資產負債表中之綜合儲備7,955,455,000港元（二零零四年：7,694,348,000港元）。

簡明綜合股東權益變動表

截至二零零五年六月三十日止六個月

	本公司股東應佔權益										
	已發行股本	股份溢價賬	資本儲備	酒店物業重估儲備	滙兑波動儲備	中國儲備金	保留溢利	建議派發股息	總額	少數股東權益	總權益
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	62,250	4,839,497	(210,685)	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
於權益中直接確認之期內收入											
一滙兑損益	-	-	-	-	161	-	-	-	161	307	468
本期間溢利	-	-	-	-	-	-	326,888	-	326,888	88,888	415,776
期內確認之收入及支出總額	-	-	-	-	161	-	326,888	-	327,049	89,195	416,244
視作出售一間附屬公司權益	-	-	-	-	-	-	-	-	-	(13,979)	(13,979)
收購少數股東權益	-	-	-	-	-	-	-	-	-	(4,618)	(4,618)
少數股東注入資本	-	-	-	-	-	-	-	-	-	43,902	43,902
收購附屬公司權益	-	-	-	-	-	-	-	-	-	431,720	431,720
出售附屬公司權益	-	-	(136,328)	-	(3,692)	(19,758)	156,086	-	(3,692)	(357,208)	(360,900)
出售附屬公司時解除之商譽	-	-	58,914	-	-	-	(58,914)	-	-	-	-
宣派二零零四年末期股息	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零五年中期股息	-	-	-	-	-	-	(62,250)	62,250	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	(75,521)	(75,521)
轉撥往儲備	-	-	16,109	-	-	55,195	(71,304)	-	-	-	-
於二零零五年六月三十日	62,250	4,839,497*	(271,990)*	-*	28,756*	656,038*	2,703,154*	62,250	8,079,955	3,833,590	11,913,545

於二零零五年六月三十日

	附註	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元
權益及負債:			
本公司股東應佔權益:			
已發行股本		**62,250**	62,250
儲備		**7,955,455**	7,694,348
建議派發股息		**62,250**	124,500
		8,079,955	7,881,098
少數股東權益		**3,833,590**	3,720,099
總權益		**11,913,545**	11,601,197
非流動負債:			
銀行及其他借貸		**279,438**	1,705,134
可換股債券		**543,606**	587,424
其他長期負債		**8,619**	8,466
遞延税項負債		**161,902**	163,735
		993,565	2,464,759
流動負債:			
應付貿易賬項及應付票據	14	**707,311**	765,782
應付合約客戶款項		**60,023**	51,770
其他應付款項及應計負債		**1,854,390**	1,544,281
應繳税項		**434,011**	368,369
銀行及其他借貸		**3,053,821**	2,099,637
		6,109,556	4,829,839
列為與持作出售的非流動資產有關聯之負債	10	**–**	493,795
		6,109,556	5,323,634
總負債		**7,103,121**	7,788,393
總權益及負債		**19,016,666**	19,389,590

於二零零五年六月三十日

	附註	二零零五年 六月三十日 未經審核 千港元	二零零四年 十二月三十一日 經審核 千港元
資產			
非流動資產：			
固定資產		**7,544,098**	6,338,571
投資物業		**342,722**	342,722
土地之租金		**444,418**	430,193
無形資產		**1,510,447**	1,560,413
商譽		**326,143**	330,198
共同控制公司權益		**541,731**	556,678
聯營公司權益		**283,893**	590,869
發展中物業		**141,558**	132,032
應收貿易賬項及應收票據	*13*	**14,667**	69,310
其他應收款項		**187,656**	176,881
已抵押銀行結餘		**8,775**	8,743
可供出售之財務資產		**337,291**	285,056
遞延税項資產		**49,181**	62,747
		11,732,580	10,884,413
流動資產：			
土地之租金		**8,176**	8,176
持作出售之物業		**59,364**	62,990
存貨		**1,435,408**	1,239,969
應收合約客戶款項		**32,533**	16,915
應收貿易賬項及應收票據	*13*	**1,156,360**	790,034
其他應收款項		**988,170**	825,359
按盈虧釐訂公平值之財務資產		**82,555**	50,202
可收回税項		**27,487**	20,167
已抵押銀行結餘		**23,722**	45,168
現金及現金等價物		**3,470,311**	4,141,464
		7,284,086	7,200,444
列為持作出售之非流動資產	*10*	**–**	1,304,733
		7,284,086	8,505,177
總資產		**19,016,666**	19,389,590

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年 未經審核 千港元	二零零四年 未經審核 千港元 （重列）
應佔溢利／（虧損）：			
本公司股東：			
持續經營業務	9	**223,595**	319,534
已終止經營之業務		**103,293**	(26,274)
		326,888	293,260
少數股東權益		**88,888**	66,932
		415,776	360,192
每股盈利	11		
基本期內溢利		**0.53港元**	0.47港元
基本持續經營業務溢利		**0.36港元**	0.51港元
攤薄期內溢利		**0.52港元**	0.46港元
攤薄持續經營業務溢利		**0.36港元**	0.51港元
每股股息	12	**10港仙**	10港仙

簡明綜合損益賬

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年 未經審核 千港元	 二零零四年 未經審核 千港元 (重列)
營業額	3		
持續經營業務		**5,143,410**	4,019,594
已終止經營之業務	10	**–**	456,269
		5,143,410	4,475,863
銷售成本		**(3,705,312)**	(3,212,279)
毛利		**1,438,098**	1,263,584
利息收入		**30,657**	12,715
其他收入及收益淨額	4	**195,757**	173,846
銷售及分銷成本		**(468,836)**	(452,685)
行政費用		**(544,698)**	(453,785)
其他經營費用淨額		**(42,361)**	(44,495)
經營業務溢利	5	**608,617**	499,180
財務費用	6	**(76,965)**	(70,867)
佔下列公司盈虧:	7		
共同控制公司		**(6,335)**	(1,284)
聯營公司		**14,356**	32,805
稅前溢利/(虧損)			
持續經營業務	9	**436,380**	508,363
已終止經營之業務	10	**103,293**	(48,529)
		539,673	459,834
稅項	8		
持續經營業務	9	**(123,897)**	(101,171)
已終止經營之業務	10	**–**	1,529
		(123,897)	(99,642)
期內溢利/(虧損)			
持續經營業務	9	**312,483**	407,192
已終止經營之業務	10	**103,293**	(47,000)
		415,776	360,192

中期股息

董事會議決宣派截至二零零五年六月三十日止六個月中期現金股息每股10港仙（二零零四年：10港仙）。預期本公司將於二零零五年十一月九日向於二零零五年十月七日名列本公司股東名冊之股東派發中期股息。

暫停辦理股份過戶登記手續

本公司將由二零零五年十月五日（星期三）至二零零五年十月七日（星期五）（首尾兩天包括在內）暫停辦理股份過戶登記手續。為符合收取中期股息之資格，所有過戶文件連同有關股票及過戶表格，務須於二零零五年十月四日（星期二）下午四時三十分前送達本公司之股份過戶登記處登捷時有限公司辦理股份過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

僱員

截至二零零五年六月三十日止，本集團主要業務在全國僱用約39,600名僱員。本集團確保其僱員的薪酬水平具市場競爭力。

致謝

本人謹代表董事局全仁，衷心感謝本集團全體員工一直以來的支持、盡忠職守和至誠服務。

承董事會命
主席
衣錫群

香港，二零零五年九月八日

資本及財務狀況

本集團之財務狀況保持穩定。截至二零零五年六月三十日，本公司股東權益約為80.8億港元，少數股東權益約38.3億港元。貸款總額為38.8億港元。於結算日之貸款淨額（貸款總額減去現金）約3.74億港元，貸款淨額對資本比率約4.6%。銀行貸款主要以人民幣為結算單位，其餘20.1%屬美元貸款。

結算日後重大事項

本集團之結算日後重大事項詳情載於簡明綜合財務報表附註18。

策略與前景

本集團正不斷精簡業務架構，已經形成以基建及公用設施為主，輔以名牌消費品概念的產業結構。在基建方面，公司會加強對收費公路及水廠的投資及擴展。由於北京市人口基數龐大，公司正研究如管道燃氣方面的項目。此外，集團會不斷整合現有資產及業務，旨在提高資產回報。

作為北京最大的海外綜合性企業集團，本公司對未來發展充滿信心，將鞏固它作為北京市對國際資本市場的融資窗口地位，為北京市經濟發展和城市建設，尤其是公用設施及基建發展，提供融資渠道及輸入管理經驗。本公司將積極面對來年的種種挑戰，為企業注入更多盈利增長動力，使本公司成為北京市最重要的投資及融資平台，並繼續成為香港最重要的紅籌公司之一。

其他業務

本集團持有約69.81%股權的恒有源地能系統集成業務上半年受到持續宏觀調控影響，業績大幅下滑，錄得經營虧損約1,367萬港元。目前該企業正調整業務方向，加強控制應收款回收，整固業務。儘管短期有些不明朗因素，但該公司擁有的技術獲得國家檢定機構進一步認可，並給予政策上的支持。恒有源上半年新簽定之合同比去年同期增加約15萬平方米，為以後復甦打好基礎。

其他科技類業務及新產業總體規模不大，業績與去年同期比較取得平穩增長。

消費品

燕京啤酒業務持續增長，期內銷售量增加6.5%至147萬噸。營業額增長20%至21.46億港元。本集團應佔溢利為7,771萬港元，比去年同期增長17.8%。其中北京燕京啤酒股份有限公司的可換股債券持有人因行使可換股債券，使本集團減低對北京燕京啤酒股份有限公司的持股比例，在會計處理上視作出售股權而獲得北控應佔特殊收益1,118萬港元。若不考慮上述因素，經營性業績同比略有增長。燕京啤酒最近取得2008年北京奧運啤酒贊助商資格，對燕京啤酒的品牌提升及市場推廣將起到積極作用。

三元食品的股權轉讓期內已完成，集團不再合併有關虧損，消費品整體業績得以大幅改善。

零售及旅遊服務

王府井百貨之營業額期內大增66%至22.5億港元，主要是新開門店及取得東安百貨及雙安百貨控股權而合併業績的結果。儘管有些新開門店仍未達到規模效益而暫時處於虧損情況，但王府井百貨對本集團的盈利貢獻比去年同期增長211%至1,184萬港元。

旅遊景點業務期內遊客人數大增，業績顯著改善。但由於本集團調整資產結構，決定退出旅遊業務，本集團已在期末後簽約出售八達嶺旅遊股份有限公司75%股權，下半年可望帶來一定的賬面特殊利潤。

未經審核中期業績

北京控股有限公司（「本公司」）董事會（「董事會」）欣然宣佈本公司及其附屬公司（「本集團」）截至二零零五年六月三十日止六個月之未經審核綜合中期業績以及截止二零零五年六月三十日之未經審核簡明綜合資產負債表及二零零四年之比較數字。本集團二零零五年上半年之綜合營業額為51.4億港元，比去年同期上升14.9%。本公司股東應佔溢利較二零零四年上半年增加11.5%至3.27億港元。

管理層的討論與分析

二零零五年上半年業務回顧

本集團上半年各項核心業務維持穩定增長，綜合營業額為51.4億港元，比去年同期增長14.9%。行政費用相對淨營業額比例略有增加，主要是王府井百貨增收購及新開設的門店所致。上半年本公司股東應佔溢利為3.27億港元，比去年重列數增長11.5%。

本集團的內部資產重組工作已取得滿意成果，三元食品之股權轉讓已經完成，不再對集團業績造成拖累，上半年帶來特殊賬面收益約1.03億港元。

基礎及公用設施業務

期內，機場路車流量增長10.68%至2,124萬架次，營業額增9.7%至1.80億港元。集團應佔溢利增長11%至1.04億港元。機場路流量漸趨飽和，本集團會增強收費閘口的效率以緩和車流的壓力。

自來水廠期內提供淨利潤6,539萬港元，保持主要現金來源的角色。本集團旗下之深圳觀順公路車流量受到修路及分流之影響，下跌7.8%至501萬架次。集團應佔溢利為1,005萬港元。

二零零五年上半年之營業額達51.4 億港元，比去年同期上升14.9%。

二零零五年上半年之本公司股東應佔溢利達3.27億港元，比去年同期上升11.5%。

每股基本盈利達0.53港元。

宣派截至二零零五年六月三十日止六個月中期股息每股10港仙。

於二零零五年九月八日


66.48%
33.52%
北京企業投資有限公司
66.51%
0.38%
33.11%
公眾投資者
100%
自來水廠
100%
北控水務
70%
濰坊北控水務
96%
首都機場高速公路
53.08%
深圳石觀公路
80%
68.58%
52.37%
燕京桂林漓泉
74.02%
燕京包頭
78.52%
在中國其他城市的啤酒生產及銷售業務
各具
51%
順興葡萄酒廠
50.13%
王府井百貨*
北京王府井百貨
100%
北京雙安百貨
100%
北京東安百貨
100%
成都王府井百貨
70%
廣州王府井百貨
100%
在中國其他城市的百貨門店
各具
55.81%
北京發展 #
56.29%
衡浪平台π
97.99%
北控高科技
69.81%
北控恒有源
各具
新科技計劃
基建及公用事業
消費品
零售服務
科技

* 在上海證券交易所上市

γ 在深圳證券交易所上市

\# 在香港聯合交易所有限公司(「聯交所」)主板上市

π 在聯交所創業板上市

主要往來銀行：

香港：

中國銀行（香港）有限公司
交通銀行，香港分行
法國巴黎銀行，香港分行
東方匯理銀行，香港分行
中信嘉華銀行有限公司
荷蘭合作銀行，香港分行

中國大陸：

中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

美國預託票據存託銀行：

The Bank of New York

專業顧問：

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

美國法律：
蘇利文·克倫威爾美國法律事務所

董事：

執行董事

衣錫群先生*（主席）*
張虹海先生*（副主席兼首席執行官）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
郭迎明先生
劉　凱先生*（副總裁）*
鄭萬河先生
李　滿先生
郭普金先生
周　思先生
鄂　萌先生*（副總裁）*

獨立非執行董事

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

一般資料：

註冊辦事處

香港灣仔
港灣道18號
中環廣場43樓4301室
電話：(852) 2915 2898
傳真：(852) 2857 5084

網站

http://www.behl.com.hk

股份代號

392

公司秘書

譚振輝先生 *CPA CFA*

股份過戶登記處

登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

目錄

1 公司資料

3 公司架構

4 摘要

5 業務概覽及展望

10 中期股息

11 簡明綜合損益賬

13 簡明綜合資產負債表

15 簡明綜合股東權益變動表

17 簡明綜合現金流量表

18 簡明綜合財務報表附註

39 須予披露之資料

50 公司管治

51 於網站刊發中期報告

二零零五年中期報告

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Shareholders will be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17 October 2005 at 10:30 a.m. or so soon thereafter the extraordinary general meeting of the Company convened to be held on the same date and place at 10:00 a.m. shall have closed for the purpose of considering, if thought fit, passing with or without amendments, the following resolution as ordinary resolution of the Company:–

ORDINARY RESOLUTION

"THAT

(a) conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the **"Share Option Scheme"**), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme; and

(b) conditional upon the Share Option Scheme becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 16 May 1997 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 28 September 2005

Registered office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

1. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

The directors of the Company as at the date of this notice are as follows:

Executive Directors:
Mr. Yi Xi Qun; Mr. Zhang Hong Hai; Mr. Li Fu Cheng; Mr. Bai Jin Rong; Mr. Guo Ying Ming; Mr. Liu Kai; Mr. Zheng Wan He; Mr. Li Man; Mr. Guo Pu Jin; Mr. Zhou Si; Mr. E Meng

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose; Dr. Lee Tung Hai, Leo; Mr. Wang Xian Zhang; Mr. Wu Jiesi; Mr. Robert A. Theleen

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of Beijing Enterprises Holdings Limited (the "Company") will be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. on Monday, 17th October 2005 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the agreement entered into between the Company as the vendor and 傑恆投資有限公司 (Canfort Investment Limited) ("Canfort") as the purchaser on 6th September 2005 (the "Maglev Agreement"), pursuant to which the Company has conditionally agreed to sell the Company's 63.75% equity interest of 北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Holdings Maglev Technology Development Co., Ltd.) ("Maglev") to Canfort (a copy of the Maglev Agreement has been produced to the Meeting marked "A" and has been initialled by the chairman of the Meeting for the purpose of identification), the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(b) the agreement entered into between Space Express Limited ("Space Express") as the vendor and Beijing Holdings (BVI) Limited ("Beijing Holdings (BVI)") as the purchaser on 6th September 2005 (the "Tourism Agreement"), pursuant to which Space Express has conditionally agreed to sell its 100% equity interest of Beijing Enterprises (Tourism) Limited ("Beijing Enterprises (Tourism)") to Beijing Holdings BVI (a copy of the Tourism Agreement has been produced to the Meeting marked "B" and has been initialled by the chairman of the Meeting for the purpose of identification) , the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to do all such further acts and things and execute all such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of, and all transactions contemplated under, the Maglev Agreement and the Tourism Agreement; and

(d) the affixing of the common seal of the Company to any instrument or document in the presence of any one director of the Company as may be required for any of the above purposes be and is hereby confirmed and approved."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 28th September 2005

Registered office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

2. A form of proxy for use at the Meeting is enclosed herewith.

3. To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's share registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before either the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the Meeting or any adjournment thereof if the shareholder so desires.

4. According to Article 75 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any demand for a poll) a poll is demanded by:–

   (a) the chairman of such meeting; or

   (b) at least three shareholders of the Company present in person (or, in the case of a shareholder of the Company being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (c) a shareholder or shareholders of the Company present in person (or, in the case a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all shareholders of the Company having the right to vote at the meeting; or

BEIJING ENT<00392> - Unusual price & volume movements

The Stock Exchange has received a message from Beijing Enterprises Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of Beijing Enterprises Holdings Limited ("the Company") and wish to state that we are not aware of any reasons for such increases.

We also confirm that save as (i) the proposed disposal of shares in Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. and Beijing Enterprises (Tourism) Limited as disclosed in the announcement of the Company dated 6 September 2005; and (ii) the announcement of the Company dated 8 September 2005 in relation to the interim results for the six months ended 30 June 2005, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of the Company, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man, Mr. Guo Pu Jin, Mr. Zhou Si, and Mr. E Meng; the independent non-executive directors of the Company are Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

For and on behalf of
Beijing Enterprises Holdings Limited

Zhang Hong Hai
Director

Hong Kong, 16 September 2005"

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

SUMMARISED INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30th JUNE, 2005

HIGHLIGHTS

- Turnover for the first half of 2005 amounted to HK$5.14 billion, representing an increase of 14.9% over the corresponding period of last year.
- Profit attributable to shareholders of the Company for the first half of 2005 amounted to HK$327 million, representing an increase of 11.5% over the corresponding period of last year.
- Basic earnings per share amounted to HK$0.53.
- An interim dividend of HK10 cents per share is declared for the six months ended 30th June, 2005.

UNAUDITED INTERIM RESULTS AND INTERIM DIVIDEND

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2005 and the unaudited condensed consolidated balance sheet of the Group as at 30th June, 2005 with the comparative figures in 2004. The consolidated turnover of the Group was HK$5.14 billion for the first half of 2005, increased by 14.9% comparing to the corresponding period of last year. Profit attributable to shareholders of the Company was HK$327 million, increased by 11.5% comparing to the first half of 2004.

The Board has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30th June, 2005 (2004: HK10 cents) payable on 9th November, 2005 to shareholders whose names appear on the Register of Members of the Company on 7th October, 2005.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June, 2005

	Notes	For the six months ended 30th June, 2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000* (Restated)
TURNOVER	*3*		
Continuing operations		**5,143,410**	4,019,594
Discontinued operations	*10*	**–**	456,269
		5,143,410	4,475,863
Cost of sales		**(3,705,312)**	(3,212,279)
Gross profit		**1,438,098**	1,263,584
Interest income		**30,657**	12,715
Other income and gains, net	*4*	**195,757**	173,846
Selling and distribution costs		**(468,836)**	(452,685)
Administrative expenses		**(544,698)**	(453,785)
Other operating expenses, net		**(42,361)**	(44,495)
PROFIT FROM OPERATING ACTIVITIES	*5*	**608,617**	499,180
Finance costs	*6*	**(76,965)**	(70,867)
Share of profits and losses of:	*7*		
Jointly-controlled entities		**(6,335)**	(1,284)
Associates		**14,356**	32,805
PROFIT/(LOSS) BEFORE TAX			
Continuing operations	*9*	**436,380**	508,363
Discontinued operations	*10*	**103,293**	(48,529)
		539,673	459,834
TAX	*8*		
Continuing operations	*9*	**(123,897)**	(101,171)
Discontinued operations	*10*	**–**	1,529
		(123,897)	(99,642)
PROFIT/(LOSS) FOR THE PERIOD			
Continuing operations	*9*	**312,483**	407,192
Discontinued operations	*10*	**103,293**	(47,000)
		415,776	360,192

	Notes		
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations	9	**223,595**	319,534
Discontinued operations		**103,293**	(26,274)
		326,888	293,260
Minority interests		**88,888**	66,932
		415,776	360,192
EARNINGS PER SHARE	11		
Basic for profit for the period		**HK$0.53**	HK$0.47
Basic for profit from continuing operations		**HK$0.36**	HK$0.51
Diluted for profit for the period		**HK$0.52**	HK$0.46
Diluted for profit from continuing operations		**HK$0.36**	HK$0.51
DIVIDEND PER SHARE	12	**HK10 cents**	HK10 cents

CONDENSED CONSOLIDATED BALANCE SHEET

30th June, 2005

	Notes	**30th June, 2005 Unaudited** *HK$'000*	31st December, 2004 Audited *HK$'000*
ASSETS			
Non-current assets:			
Fixed assets		**7,544,098**	6,338,571
Investment properties		**342,722**	342,722
Lease premium for land		**444,418**	430,193
Intangible assets		**1,510,447**	1,560,413
Goodwill		**326,143**	330,198
Interests in jointly-controlled entities		**541,731**	556,678
Interests in associates		**283,893**	590,869
Properties under development		**141,558**	132,032
Trade and bills receivables	13	**14,667**	69,310
Other receivables		**187,656**	176,881
Pledged bank balances		**8,775**	8,743
Available-for-sale financial assets		**337,291**	285,056
Deferred tax assets		**49,181**	62,747
		11,732,580	10,884,413

Current assets:			
Lease premium for land		**8,176**	8,176
Properties held for sale		**59,364**	62,990
Inventories		**1,435,408**	1,239,969
Amounts due from customers for contract work		**32,533**	16,915
Trade and bills receivables	*13*	**1,156,360**	790,034
Other receivables		**988,170**	825,359
Financial assets at fair value through profit or loss		**82,555**	50,202
Taxes recoverable		**27,487**	20,167
Pledged bank balances		**23,722**	45,168
Cash and cash equivalents		**3,470,311**	4,141,464
		7,284,086	7,200,444
Non-current assets classified as held for sale	*10*	**–**	1,304,733
		7,284,086	8,505,177
TOTAL ASSETS		**19,016,666**	19,389,590
EQUITY AND LIABILITIES:			
Equity attributable to shareholders of the Company:			
Issued capital		**62,250**	62,250
Reserves		**7,955,455**	7,694,348
Proposed dividend		**62,250**	124,500
		8,079,955	7,881,098
Minority interests		**3,833,590**	3,720,099
TOTAL EQUITY		**11,913,545**	11,601,197
Non-current liabilities:			
Bank and other borrowings		**279,438**	1,705,134
Convertible bonds		**543,606**	587,424
Other long term liabilities		**8,619**	8,466
Deferred tax liabilities		**161,902**	163,735
		993,565	2,464,759
Current liabilities:			
Trade and bills payables	*14*	**707,311**	765,782
Amounts due to customers for contract work		**60,023**	51,770
Other payables and accruals		**1,854,390**	1,544,281
Taxes payable		**434,011**	368,369
Bank and other borrowings		**3,053,821**	2,099,637
		6,109,556	4,829,839

Liabilities directly associated with non-current assets classified as held for sale	*10*	–	493,795
		6,109,556	5,323,634
TOTAL LIABILITIES		**7,103,121**	7,788,393
TOTAL EQUITY AND LIABILITIES		**19,016,666**	19,389,590
NET CURRENT ASSETS		**1,174,530**	3,181,543
TOTAL ASSETS LESS CURRENT LIABILITIES		**12,907,110**	14,065,956

Notes:

1. Basis of preparation

The unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2005 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31st December, 2004.

2. Comparative amounts

As disclosed in the Company's 2004 annual financial statements, the Group resolved to early adopt all the new Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") up to the date of approval of the 2004 annual financial statements, for the preparation of the 2004 annual financial statements. The early adoption took place after the Group prepared its unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 and accordingly, the Group's results for the six months ended 30th June, 2004 were previously reported in accordance with Statements of Standard Accounting Practice ("SSAPs") issued by the HKICPA. In order to conform to the current period's presentation and comply with the new requirements of HKFRSs, certain comparative amounts have been restated and reclassified accordingly.

The HKFRSs which have impacts on the unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 are set out below:

- HKAS 1 "Presentation of Financial Statements"
- HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
- HKAS 24 "Related Party Disclosures"
- HKAS 36 "Impairment of Assets"
- HKAS 38 "Intangible Assets"
- HKFRS 3 "Business Combinations"

Summary details of the changes in accounting policies are set out in note 2 to the 2004 annual financial statements and the major effects of the changes in accounting policies on the unaudited condensed interim consolidated financial statements for the six months ended 30th June, 2004 are summarised as follows:

(a) Effect of prior period adjustments on profit after tax for the six months ended 30th June, 2004

	Increase/(decrease) in profit for the period attributable to		Increase/ (decrease) in profit for the period	Increase/(decrease) in earnings per share amount for profit for the period	
	Shareholders of the Company Unaudited *HK$'000*	Minority interests Unaudited *HK$'000*	Unaudited *HK$'000*	Basic Unaudited *HK$*	Diluted Unaudited *HK$*
HKFRS 3, HKAS 36 and HKAS 38					
Goodwill previously eliminated against reserves now not included in the calculation of the gain on disposal of interests in an associate	74,167	-	74,167	0.12	0.12
Discontinuation of amortisation of goodwill from 1st January, 2004	8,957	3,911	12,868	0.01	0.01
Reversal of recognition as income of those negative goodwill which were derecognised as at 1st January, 2004	(594)	-	(594)	Immaterial	Immaterial
Total effect for the period	82,530	3,911	86,441	0.13	0.13

(b) The adoption of HKAS 1 has resulted in a change in presentation in the consolidated profit and loss account. Taxes of jointly-controlled entities and associates attributable to the Group for the six months ended 30th June, 2004 of HK$7,374,000 and HK$994,000, respectively, which were previously included in the tax charge on the consolidated profit and loss account, are now included in the share of profits and losses of jointly-controlled entities and associates, respectively.

(c) HKAS 8 and 24 affect certain disclosures of the interim financial statements.

3. Segment information

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business and geographical segments.

(a) Business segments

For the six months ended 30th June, 2005

	Continuing operations										Discontinued operations		
	Brewery operations	Retail operations	Expressway and toll road operations	Water treatment operations	Tourism operations	Property construction and development	Telecom-munications and IT related services and products	Geothermal energy systems	Corporate and others	Total	Dairy operations	Elimination	Consolidated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	HKD'000	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*	*HKD'000*
Segment revenue													
External sales	2,146,327	2,176,080	217,913	238,182	-	8,236	66,884	40,738	249,050	5,143,410	-	-	5,143,410
Intersegment sales	-	-	-	-	-	451	-	-	-	451	-	(451)	-
Other income and gains, net	32,332	35,296	753	-	-	1,689	2,954	2,143	2,886	78,053	-	-	78,053
Total	2,178,659	2,211,376	218,666	238,182	-	10,376	69,838	42,881	251,936	5,221,914	-	(451)	5,221,463
Segment results	233,331	75,907	144,071	78,359	-	(8,680)	(1,730)	(12,327)	(38,239)	470,692	-		470,692
Interest income										30,657	-		30,657
Unallocated income and gains, net										14,411	103,293		117,704
Unallocated expenses										(10,436)	-		(10,436)
Profit from operating activities										505,324	103,293		608,617
Finance costs										(76,965)	-		(76,965)
Share of profits and losses of:													
Jointly-controlled entities	-	-	-	-	(178)	-	(1,539)	-	(4,618)	(6,335)	-		(6,335)
Associates	(2,073)	-	-	-	-	114	(250)	-	16,565	14,356	-		14,356
Profit before tax										436,380	103,293		539,673
Tax										(123,897)	-		(123,897)
Profit for the period										312,483	103,293		415,776

For the six months ended 30th June, 2004

	Continuing operations										Discontinued operations		
	Brewery operations Unaudited *HKD'000*	Retail operations Unaudited *HKD'000*	Expressway and toll road operations Unaudited *HKD'000*	Water treatment operations Unaudited *HKD'000*	Tourism operations Unaudited *HKD'000*	Property construction and development Unaudited *HKD'000*	Telecom-munications and IT related services and products Unaudited *HKD'000*	Geothermal energy systems Unaudited *HKD'000*	Corporate and others Unaudited *HKD'000*	Total Unaudited *HKD'000*	Dairy operations Unaudited *HKD'000*	Elimination Unaudited *HKD'000*	Consolidated Unaudited *HKD'000*
Segment revenue													
External sales	1,787,097	1,274,231	205,475	198,291	-	78,876	166,335	76,516	232,773	4,019,594	456,269	-	4,475,863
Intersegment sales	-	-	-	-	-	432	-	-	-	432	-	(432)	-
Other income and gains, net	22,252	10,780	3,363	-	-	5,411	3,421	1,680	4,310	51,217	1,156	-	52,373
Total	1,809,349	1,285,011	208,838	198,291	-	84,719	169,756	78,196	237,083	4,071,243	457,425	(432)	4,528,236
Segment results	195,311	45,799	136,516	72,457	-	4,309	(4,910)	9,265	(18,840)	439,907	(38,051)		401,856
Interest income										11,914	801		12,715
Unallocated income and gains, net										111,388	10,085		121,473
Unallocated expenses										(36,444)	(420)		(36,864)
Profit/(loss) from operating activities										526,765	(27,585)		499,180
Finance costs										(64,261)	(6,606)		(70,867)
Share of profits and losses of:													
Jointly-controlled entities	(5,799)	6,179	-	-	5,389	-	(3,023)	-	2,284	5,030	(6,314)		(1,284)
Associates	8,285	-	-	-	-	(674)	20,997	-	12,221	40,829	(8,024)		32,805
Profit before tax										508,363	(48,529)		459,834
Tax										(101,171)	1,529		(99,642)
Profit for the period										407,192	(47,000)		360,192

(b) *Geographical segments*

	Hong Kong For the six months ended 30th June,		Mainland China For the six months ended 30th June,		Overseas For the six months ended 30th June,		Eliminations For the six months ended 30th June,		Consolidated For the six months ended 30th June,	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Unaudited
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
External sales	**6,362**	12,603	**5,040,373**	4,370,656	**96,675**	92,604	**-**	–	**5,143,410**	4,475,863
Intersegment sales	**2,928**	7,367	**-**	–	**7,427**	15,158	**(10,355)**	(22,525)	**-**	-
Other income and gains, net	**428**	3,430	**77,625**	48,435	**-**	508	**-**	–	**78,053**	52,373
Total segment revenue	**9,718**	23,400	**5,117,998**	4,419,091	**104,102**	108,270	**(10,355)**	(22,525)	**5,221,463**	4,528,236

4. Other income and gains, net

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Other income		
Investment income	**225**	8,898
Corporate income tax and value-added tax refund	**2,934**	13,001
Rental income	**22,491**	13,143
Others	**52,496**	41,066
	78,146	76,108
Gains, net		
Gain on deemed disposal of interests in a subsidiary arising from the dilution of the Group's interest in that subsidiary upon the exercise of convertible bonds of that subsidiary by certain bondholders in exchange for ordinary shares of that subsidiary	**13,979**	–
Gain on disposal of fixed assets, net	**306**	43
Gain on disposal of available-for-sale financial assets	**33**	1,320
Gain on disposal of interests in subsidiaries	**103,293**	–
Gain on disposal of interests in an associate	**-**	96,375
	117,611	97,738
	195,757	173,846

5. Profit from operating activities

Profit from operating activities was determined after charging the following:

	For the six months ended 30th June, 2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000* (Restated)
Depreciation	**266,650**	299,507
Amortisation of intangible assets	**52,367**	51,815

6. Finance costs

	For the six months ended 30th June, 2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000*
Interest on convertible bonds	**3,525**	3,945
Interest on bank loans and other loans wholly repayable within five years	**73,137**	66,829
Interest on other loans	**303**	93
	76,965	70,867

7. Share of profits and losses of jointly-controlled entities and associates

An analysis of share of profits and losses of jointly-controlled entities and associates is as follow:

	For the six months ended 30th June, 2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000* (Restated)
i) **Jointly-controlled entities:**		
Share of profits and losses before tax	**(4,710)**	6,090
Share of tax	**(1,625)**	(7,374)
Share of profits and losses	**(6,335)**	(1,284)
ii) **Associates:**		
Share of profits and losses before tax	**16,779**	33,799
Share of tax	**(2,423)**	(994)
Share of profits and losses	**14,356**	32,805

8. Tax

	For the six months ended 30th June, 2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000* (Restated)
Continuing operations		
Current – PRC		
Hong Kong	**663**	194
Mainland China	**110,382**	104,676
Current – Overseas	**1,119**	951
Deferred	**11,733**	(4,650)
	123,897	101,171
Discontinued operations		
Current – Mainland China, the PRC	–	341
Deferred	–	(1,870)
	–	(1,529)
	123,897	99,642

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

9. Continuing operations

	From operations For the six months ended 30th June,		From gain on disposal[i] For the six months ended 30th June,		Total For the six months ended 30th June,	
	2005 Unaudited *HK$'000*	2004 Unaudited *HK$'000* (Restated)	**2005 Unaudited *HK$'000***	2004 Unaudited *HK$'000* (Restated)	**2005 Unaudited *HK$'000***	2004 Unaudited *HK$'000* (Restated)
Profit before tax	**436,380**	411,988	–	96,375	**436,380**	508,363
Tax	**(123,897)**	(101,171)	–	–	**(123,897)**	(101,171)
Profit for the period	**312,483**	310,817	–	96,375	**312,483**	407,192
Attributable to:						
Shareholders of the Company	**223,595**	223,159	–	96,375	**223,595**	319,534
Minority interests	**88,888**	87,658	–	–	**88,888**	87,658
	312,483	310,817	–	96,375	**312,483**	407,192

(i) Gain on disposal of HK$96,375,000 recognised in the six months ended 30th June, 2004 arose from the disposal of 20% equity interests in Siemens Communication Networks Ltd., Beijing (previously known as "Beijing International Switching System Co., Ltd.") by the Group in April 2004.

10. Discontinued operations

As disclosed in the Company's 2004 annual financial statements, the Company entered into two separate share transfer agreements with 北京三元集團有限責任公司 ("San Yuan Group"), a related company, and Beijing Holdings Limited ("BHL"), the ultimate holding company, on 3rd December, 2004 to conditionally dispose of all its interest in Beijing Enterprises (Dairy) Limited ("BE Dairy"), a then wholly-owned subsidiary of the Company, as to 65.46% and 34.54% to San Yuan Group and BHL at a consideration of RMB323.6 million (approximately HK$304.9 million) and RMB237.4 million (approximately HK$223.6 million), respectively. The major asset of BE Dairy is its 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("San Yuan Foods"), a company whose shares are listed on the Shanghai Stock Exchange and principally engaged in the production and sale of dairy products in Mainland China. Dairy operations represent a separate business segment of the Group and were solely undertaken by San Yuan Foods. Accordingly, the dairy operations segment has been reported as discontinued operations and was held for sale as at 31st December, 2004. The dairy operations were disposed of during the six months ended 30th June, 2005 and a gain on disposal of HK$103,293,000 was recognised in the unaudited consolidated profit and loss account for the six months ended 30th June, 2005. The results of the discontinued operations for the six months ended 30th June, 2005 and 2004 are summarised as follows:

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Turnover	**–**	456,269
Expenses	**–**	(504,798)
Loss from operations before tax	**–**	(48,529)
Gain on disposal of interests in subsidiaries constituting the discontinued operations	**103,293**	–
Profit/(loss) before tax from discontinued operations	**103,293**	(48,529)
Tax		
– related to loss from operations	**–**	1,529
– related to gain on disposal of interests in subsidiaries constituting the discontinued operations	**–**	–
Net profit/(loss) attributable to discontinued operations	**103,293**	(47,000)
Earnings/(loss) per share from discontinued operations		
– Basic	**HK$0.17**	(HK$0.04)
– Diluted	**N/A**	N/A

11. Earnings per share

The calculation of the basic and diluted earnings per share for the six months ended 30th June, 2005 is based on the following data:

Earnings:

i) For profit for the period:

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Profit for the period attributable to shareholders of the Company, used in the basic earnings per share calculation	**326,888**	293,260
Interest expense for the period relating to the liability component of the convertible bonds of Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), net of current tax	**2,362**	2,643
Decrease in profit for the period of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(4,875)**	(7,256)
Profit for the period attributable to shareholders of the Company, used in the diluted earnings per share calculation	**324,375**	288,647

(ii) For profit for the period from continuing operations:

	For the six months ended 30th June,	
	2005	2004
	Unaudited	Unaudited
	HK$'000	*HK$'000*
		(Restated)
Profit for the period from continuing operations attributable to shareholders of the Company, used in the basic earnings per share calculation	**223,595**	319,534
Interest expense for the period relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	**2,362**	2,643
Decrease in profit for the period of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**(4,875)**	(7,256)
Profit for the period from continuing operations attributable to shareholders of the Company, used in the diluted earnings per share calculation	**221,082**	314,921
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in basic and diluted earnings per share calculations	**622,500,000**	622,500,000

The exercise of the outstanding share options of the Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited, subsidiaries of the Company, during the six months ended 30th June, 2005 did not have a diluting effect on the Group's basic earnings per share for the period.

The exercise of the outstanding share options of the Company and Beijing Development during the six months ended 30th June, 2004 did not have a diluting effect on the Group's basic earnings per share for that period.

12. Interim dividend

On 8th September, 2005, the Board declared an interim dividend of HK10 cents per share (2004: HK10 cents), totalling HK$62,250,000 (2004: HK$62,250,000).

13. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date is as follows:

	30th June, 2005 Unaudited *HK$'000*	31st December, 2004 Audited *HK$'000*
Within one year	**1,014,482**	755,437
One to two years	**122,587**	79,490
Two to three years	**21,433**	15,651
Over three years	**12,525**	8,766
	1,171,027	859,344
Less: Portion classified as current assets	**(1,156,360)**	(790,034)
Long term portion	**14,667**	69,310

14. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30th June, 2005 Unaudited *HK$'000*	31st December, 2004 Audited *HK$'000*
Within one year	**665,799**	724,357
One to two years	**17,124**	18,703
Two to three years	**14,801**	8,141
Over three years	**9,587**	14,581
	707,311	765,782

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review for the First Half of 2005

The core businesses of the Group maintained steady growth in the first half of the year. The consolidated turnover increased by 14.9% to HK$5.14 billion as compared to the corresponding period of last year. The administrative expenses to turnover ratio slightly increased, mainly attributable to the acquisition and establishment of new department stores by Wangfujing Department Store. The profit attributable to shareholders of the Company increased by 11.5% to HK$327 million as compared to the restated figures of last year.

The asset restructuring of the Group achieved satisfactory results. With the completion of disposal of equity interests in San Yuan Foods, the results of the Group will no longer be dragged down by consolidating the loss of San Yuan Foods. The transaction brought an exceptional accounting gain of HK$103 million in the first half of the year.

Infrastructure and Utilities

During the period, the traffic volume of the Capital Expressway increased by 10.68% to 21.24 million vehicles. Turnover increased by 9.7% to HK$180 million. Profit attributable to the Group increased by 11% to HK$104 million. The traffic volume of the Capital Expressway is showing signs of saturation and the Group will improve the efficiency of toll gates in order to relieve the pressure of traffic volume.

Water Treatment contributed a net profit of HK$65.39 million for the period and remained a major source of cashflow for the Group. The operation of Shenzhen Guanshun Road was affected by improvement projects and traffic diversion, making the traffic volume for the first half decreased by 7.8 % to 5.01 million vehicles. Profit attributable to the Group was HK$10.05 million.

Consumer Products

The business of Yanjing Brewery continued to grow. The sales volume during the period increased by 6.5% to 1.47 million tons. Turnover increased by 20% to HK$2.146 billion. Profit attributable to the Group increased by 17.8% to HK$77.71 million as compared to the corresponding period of last year. As certain convertible bondholders of Yanjing Brewery exercised the convertible bonds during the period, the Group's shareholding in Yanjing Brewery was diluted and a gain on deemed disposal attributable to the Group of HK$11.18 million was recognised. If the above factor is not taken into consideration, the operating results have increased slightly compared to the corresponding period of last year. Yanjing Brewery was recently awarded the qualification of being a sponsor in the Beijing Olympic Games in 2008, which enhanced the acknowledgement of the brand name and leaving a positive impact on the market promotion of Yanjing Brewery.

The transfer of equity interests in San Yuan Foods was completed during the period and the Group no longer consolidated the loss of San Yuan Foods, making the overall results of consumer products business improved significantly.

Retail and Tourism Services

Turnover of Wangfujing Department Store increased significantly by 66% to HK$2.25 billion. The increase was mainly attributable to the consolidated results with the new outlets the acquisition of the controlling interests of Dong An Plaza and Shuang An Department Store.

Although some new department stores have not achieved economies of scale and recorded losses for the period, the contribution of Wangfujing Department Store to the Group's profit increased by 211% to HK$11.84 million as compared to the corresponding period of last year.

For the tourism business, the number of tourists increased tremendously during the period and there saw a significant improvement in the results. However, due to the restructuring of its asset portfolio, the Group decided to withdraw from the tourism business. Subsequent to the balance sheet date, the Group entered into a sale and purchase agreement to dispose of its 75% equity interest in Beijing Badaling Tourism Company Limited. An extraordinary gain is expected to arise from this transaction and will be recognised in the second half of the year.

Other businesses

Beijing Enterprises Ever Source Limited, in which the Group holds approximately 69.81% equity interest, was affected by the continuous macro economic measures introduced by the PRC Government in the first half of the year. Its results dropped significantly and recorded an operating loss of approximately HK$13.67 million. The enterprise is now adjusting its direction of business and reinforcing its control over the collection of trade receivables in order to consolidate its business. Despite short-term uncertainties, the technology possessed by Ever Source was further recognized by inspection organizations of the PRC and was granted beneficial policies. The contracts newly entered into by Ever Source in the first half of the year increased by 150,000 sq. m. compared to the corresponding period of last year, laying a good foundation for revival in the future.

The scale of other technology businesses and newly established businesses was not significant and the results of these businesses growth steadily as compared to the corresponding period of last year.

CAPITALISATION AND FINANCIAL POSITION

The financial condition of the Group remained stable. Equity attributable to shareholders of the Company increased to approximately HK$8.08 billion while minority interests amounted to approximately HK$3.83 billion as of 30th June, 2005. Total borrowings were HK$3.88 billion. Net debt (total borrowings minus cash) was HK$374 million at period end date, representing a 4.6% net debt to equity ratio. Bank borrowings were predominately in Renminbi with the remaining 20.1% in US Dollars.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Messrs. Lee Tung Hai (Chairman of Audit Committee), Wang Xian Zhang and Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30th June, 2005 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

SIGNIFICANT POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following significant events occurred:

1) On 19th July, 2005, the Group disposed of all its 95% equity interest in Beijing Western-Style Food Company Limited, a subsidiary of the Company, at a cash consideration of

RMB6 million (approximately HK$5.65 million) pursuant to a conditional sale and purchase agreement entered into between the Company and 北京富源嘉業投資有限公司 on 9th June, 2005. The effect of this transaction on the Group's operating results is not significant.

2) On 30th August, 2005, Beijing Enterprises Holdings High-Tech Development Company Limited ("High-Tech"), a subsidiary of the Company, entered into a sale and purchase agreement to transfer its entire equity interests in Beijing Qinchang Glass Company Limited (a jointly-controlled entity, which High-Tech holds 30% equity interest) to an independent third party at a cash consideration of RMB34.11 million (approximately HK$32.8 million). The effect of this transaction on the Group's operating results was not significant.

3) On 6th September, 2005, the Company and BHL's wholly-owned subsidiaries, Beijing Holdings (BVI) Limited and Canfort, reached the following sale and purchase agreements:

    i) Dispose of its 75% of the equity interests in Beijing Badaling Tourism Company Limited ("Badaling Tourism") to Beijing Holdings (BVI) Limited at a cash consideration of RMB336.84 million (approximately HK$323.88 million). An exceptional accounting gain is expected to arise from this transaction; and

    ii) Dispose of its 63.75% of the equity interests in Beijing Maglev Technology Development Company Limited ("Maglev Technology") to Canfort at a cash consideration of RMB38.19 million (approximately HK$36.72 million). The effect of this transaction on the Group's profit was not significant.

    As the remaining 36.25% equity interests in Maglev Technology is held by Badaling Tourism, the Company will no longer, directly or indirectly, hold any equity interest in Maglev Technology after the completion of the two aforementioned transactions.

STRATEGIES AND PROSPECTS

The Group has been trying to simplify its business structure and has formed into a corporate structure where Infrastructure and Utilities are the major components in the asset portfolio while supported by a brand name consumer product concept. In terms of infrastructure, the Company will reinforce the investment on and expand the business of toll roads and water treatment. With the large population base of Beijing, the Company is now looking into the projects of pipeline gas. In addition, the Group will continually integrate its existing assets and businesses with the aim of generating a higher asset return.

Being the largest overseas-integrated enterprise group in Beijing, the Company has confidence in its future development. It will consolidate its position as the financing window of Beijing in the international capital market and provide financing channels and management experience for the development of public facilities and infrastructure for the economic development and urban construction of Beijing city. The Company will take the initiative in meeting the challenges in the coming years, introduce more impetus for profit growth to the enterprise, develop the Company into the most important investment and finance platform of Beijing and continue to be one of the red chip companies that carries weight in Hong Kong.

EMPLOYEES

As at 30th June, 2005, the core businesses of the Group employ approximately 39,600 employees throughout the country. The Group confirmed that the level of remuneration of its employees is market competitive.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The 2005 interim report will be sent to all shareholders and will be published on the Company's website (www.behl.com.hk) and the website of the Stock Exchange (www.hkex.com.hk) in due course.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities for the six months ended 30th June, 2005.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES"

The directors believe that the Company complied with the code provisions ("Code Provisions") as set out in Appendix 14 "Code on Corporate Governance Practices" to the Listing Rules for the half year ended 30th June, 2005, except Code Provision A.4.1:

Code Provision A.4.1

The non-executive directors of the Company are not appointed for specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance of the Company are no less exacting than the Code Provisions.

COMPLIANCE WITH THE "MODEL CODE"

The Company has adopted Appendix X "Model code" to govern securities transactions by the directors. After having made specific enquiry to all directors, all directors confirmed that they complied with the "Model Code" during the half year ended 30th June, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 5th October, 2005, Wednesday to 7th October, 2005, Friday, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates and transfer forms, must be lodged with the Company's Share Registrars, Tengis Limited at G/F., Bank of Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on, 4th October, 2005, Tuesday.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 8th September, 2005

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Guo Ying Ming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin; Zhou Si; E Meng

Independent Non-Executive Directors:
Lau Hong Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code: 392

APPOINTMENT OF EXECUTIVE DIRECTORS

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces that with effect from 17 June 2005, Mr. Bai Jin Rong has been appointed as the executive director and vice chairman of the Company; Mr. Zhou Si has been appointed as the executive director of the Company; and Mr. E Meng has been redesignated from vice president to executive director and vice president of the Company.

BAI Jin Rong, aged 54, is the vice chairman and general manager of Beijing Enterprises Group Holdings Company Limited, the holding company of the Company. Mr. Bai graduated from Beijing Normal University in 1985. From 1984 to 1992, he held the posts of deputy director and director of the Policy Research Office of Beijing Chemical Industry Group. From 1992 to 1997, he served as a deputy director of Beijing Economic Structure Reforms Committee. From 1997 to 2002, he was the executive director and executive vice president of the Company. From 2003 to 2004, he was the deputy director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has over 30 years' experience in economics, finance and enterprise management.

Zhou Si, aged 48, is the director and deputy general manager of Beijing Enterprises Group Holdings Company Limited, the holding company of the Company. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the chief officer of the General Planning Division and subsequently the head and deputy director of the Planning Division of Beijing Municipal Management Commission. From 2003 to 2004, he was the managing director of Beijing Gas Group Co., Ltd. Mr. Zhou has over 20 years' experience in economics, finance and enterprise management.

Mr. Bai and Mr. Zhou:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) have not entered into any service contracts in relation to their directorships with the Company; have no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) do not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance;

(v) are entitled to receive by way of remuneration of their services as executive directors of the Company an annual director's fee determined by the Board with reference to prevailing market rate, which is currently fixed at HK$80,000 per person; and

(vi) do not have any other matters that need to be brought to the attention of the holders of securities of the Company.

E Meng, aged 46, is the vice president of the Company and the director of several of its subsidiaries, including two indirectly held subsidiaries listed on The Hong Kong Stock Exchange, namely Beijing Development (Hong Kong) Limited (stock code: 154, hereinafter called "Beijing Development"), where he is the executive director and deputy general manager, and Xteam Software International Limited (stock code: 8178), where he is the executive director. Mr. E is also an independent non-executive director of MACRO-LINK International Holdings Limited (stock code: 472). Mr. E graduated from China Science and Technology University with a master degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the deputy director of Beijing New Technology Development Zone ("BNTDZ") and concurrently acting as the director of the Department of Financial Auditing, the general manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the deputy director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has over 20 years' experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Mr. E:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) has entered into a service contract in relation to his directorship with the Company for a period of 3 years commencing 17 June 2005; and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) as of the date of this announcement and within the meaning of Part XV of the Securities and Futures Ordinance, holds 500,000 share options to subscribe for the ordinary shares of the Company and 2,800,000 share options to subscribe for the ordinary shares of Beijing Development;

(v) is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$107,800 per month; and

(vi) does not have any other matters that need to be brought to the attention of the holders of securities of the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Guo Ying Ming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin; Zhou Si; E Meng

Independent Non-Executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 17th June 2005

Please also refer to the published version of this announcement in South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PROPOSAL FOR ADOPTION OF SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME

A notice convening an extraordinary general meeting of Beijing Enterprises Holdings Limited to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17 October 2005 at 10:30 a.m. or so soon thereafter the extraordinary general meeting of the Company convened to be held on the same date and place at 10:00 a.m. shall have closed is set out on pages 18 to 19 of this circular. A form of proxy for use at the extraordinary general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the extraordinary general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

28 September 2005

CONTENTS

	Page
Responsibility Statement	ii
Definitions	1
Letter from the Board regarding Adoption of Share Option Scheme	3
Appendix – Principal terms of Share Option Scheme	8
Notice of Extraordinary General Meeting	18

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, statements of fact expressed herein are true, accurate and not misleading, statements of opinion expressed herein have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Director(s)"	the director(s) of the Company
"Extraordinary General Meeting"	the Extraordinary General Meeting of the Company to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17 October 2005 at 10:30 a.m. or so soon thereafter the extraordinary general meeting of the Company convened to be held on the same date and place at 10:00 a.m. shall have closed, notice of which is set out on pages 18 and 19 of this circular, or any adjournment thereof
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	26 September 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

"Option"	means an option to subscribe for Shares granted pursuant to the Share Option Scheme
"Qualifying Grantee"	any person employed by the Company or any subsidiary and/or any person who is a director including non-executive director of the Company or any subsidiary. An option holder shall not cease to be an employee in case of (a) any leave of absence approved by the Company or the relevant subsidiary; or (b) transfer of employment between the Company and any subsidiary or between subsidiaries
"Share Option Scheme"	the share option scheme proposed to be adopted at the Extraordinary General Meeting, the principal terms of which are set out in the Appendix
"Share(s)"	ordinary share(s) of HK$0.1 each in the share capital of the Company
"Shareholder(s)"	holders of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholders"	has the meaning ascribed thereto in the Listing Rules
"HK$ and cents"	Hong Kong dollar and cents respectively, the lawful currency of Hong Kong
"%"	per cent

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Li Man
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*

Independent Non-Executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered Office:
Room 4301
43rd Floor, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

28 September 2005

To Shareholders

Dear Sir/Madam,

PROPOSAL FOR ADOPTION OF SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME

The Directors propose to adopt the Share Option Scheme which will be put to Shareholders for approval at the Extraordinary General Meeting to be held on 17 October 2005. The existing share option scheme of the Company, which was adopted on 16 May 1997, will be terminated upon and subject to the adoption of the Share Option Scheme.

The adoption of the Share Option Scheme on 17 October 2005 is subject to:

(a) the approval of the Shareholders at the Extraordinary General Meeting; and

(b) the Stock Exchange granting approval of the listing of and permission to deal in the Shares to be issued under the Share Option Scheme.

Application has been made to the Stock Exchange for the grant of listing of and permission to deal in the Shares to be issued under the Share Option Scheme representing up to 10% of the issued share capital of the Company as at the date of the Extraordinary General Meeting.

The Directors believe that attracting and motivating high quality personnel is a key to the success and growth of the Company. The existing share option scheme of the Company was adopted on 16 May 1997. As the Listing Rules governing the operation of these share schemes has changed substantially since then, and as the existing share option scheme will expire shortly (in less than two years time), the Directors consider that it is in the interest of the Company to adopt the Share Option Scheme in compliance with Chapter 17 of the Listing Rules to replace the existing share option scheme.

As at the Latest Practicable Date, all options granted under the existing share option scheme have either lapsed or been cancelled. The Board has no intention of granting any further options under the existing share option scheme of the Company during the period from the Latest Practicable Date up to the date of the Extraordinary General Meeting. It is proposed that subject to the adoption of the Share Option Scheme, the existing share option scheme of the Company be terminated with effect from the adoption of the Share Option Scheme.

The Directors believe that the Share Option Scheme will continue to provide Qualifying Grantees with the opportunity of participating in the growth of the Company by acquiring shares in the Company and may, in turn, assist in the attraction and retention of Qualifying Grantees who have made contributions to the success of the Company. The purpose of the Share Option Scheme is to provide incentives to Qualifying Grantees to contribute further to the Company. The Board believes that the authority given to the Board under the Share Option Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted and the requirement for a minimum subscription price as well as the authority to select the appropriate Qualifying Grantees as prescribed by the rules of the Share Option Scheme will serve to protect the value of the Company as well as to achieve these purposes of retaining and motivating high quality personnel to contribute to the Company.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, taking into account the number of variables which are crucial for the calculation of the option value which have not been determined. Such variables include the subscription price, exercise period, any lock-up period and performance targets which the Directors may set under the Share Option Scheme and other relevant variables. In the premises, the Directors are of the view that the value of the Options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the Directors believed that any calculation of the value of the Options will not be meaningful and may be misleading to Shareholders in the circumstances.

A summary of the principal terms of the Share Option Scheme is set out in the appendix to this circular. This serves as a summary of the terms of the Share Option Scheme but does not constitute the full terms of the same. The full terms of the Share Option Scheme can be inspected at the registered office of the Company at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong from the date of this circular up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17 October 2005 at 10:30 a.m or so soon thereafter the extraordinary general meeting of the Company convened to be held on the same date and place at 10:00 a.m. shall have closed is set out on pages 18 to 19 of this circular. At the Extraordinary General Meeting, an ordinary resolution will be proposed (i) to approve the Share Option Scheme and authorise the Directors to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme; and (ii) to terminate the existing share option scheme of the Company.

A proxy form for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's share registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Extraordinary General Meeting in respect of the resolution relating to the adoption of the Share Option Scheme on the business day following the date of the Extraordinary General Meeting.

POLL PROCEDURE

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company pursuant to the Articles of Association of the Company.

According to Article 75 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Directors believe that the proposal for the adoption of the Share Option Scheme is in the best interests of the Company and the Shareholders. Accordingly the Board recommends the Shareholders to vote in favour of the resolution relating to the adoption of the Share Option Scheme and the termination of the existing share option scheme of the Company to be proposed at the Extraordinary General Meeting.

Yours faithfully,
By Order of the Board
Beijing Enterprises Holdings Limited
Yi Xi Qun
Chairman

SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme proposed to be approved at the Extraordinary General Meeting:

(a) Purpose

The purpose of the Share Option Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(b) Who may join

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

Note: The Board will select Qualifying Grantees based on and with a view to give effect to the purpose of the Share Option Scheme.

(c) Administration

The Share Option Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:–

(i) to select Qualifying Grantees to whom Options may be granted under the Share Option Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the law, the time of the grant of Options;

(iii) to determine the number of Shares to be covered by each Option granted under the Share Option Scheme;

(iv) to approve forms of option agreements;

(v) to determine, subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the terms and conditions of any Option based in each case on such factors as the Board may determine. Such terms and conditions may include:

- the subscription price;

- the period within which the Shares must be taken up under the Option, which must not be more than 10 years from the date of grant;

- the minimum period, if any, for which an Option must be held before it can vest (the Share Option Scheme itself does not specify any minimum holding period);

- the performance targets, if any, that must be achieved before the Option can be exercised (the Share Option Scheme itself does not specify any performance targets);

Provided that any such restriction imposed by the Board on any Qualifying Grantee shall not in effect be less restricted than the restrictions imposed under the Scheme and the requirements under the Listing Rules.

(vi) to construe and interpret the terms of the Share Option Scheme and Options granted pursuant to the Share Option Scheme;

(vii) subject to paragraph (t), to prescribe, amend and rescind rules and regulations relating to the Share Option Scheme, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws;

(viii) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the Share Option Scheme).

(d) Grant of Option

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board shall be entitled at any time within 10 years commencing on the date of adoption of the Share Option Scheme to make an offer for the grant of an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

(e) Payment on acceptance of Option offer

An offer shall remain open for acceptance by the Qualifying Grantee concerned for a period of 28 days from the date of the offer excluding the date of the offer. HK$1.00 is payable by the option holder to the Company on acceptance of the offer of the Option. If such remittance is not made upon acceptance, acceptance of an offer shall create a promise by the relevant option holder to pay to the Company HK$1.00 on demand.

(f) Subscription price

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.

(g) Option period

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(h) Rights are personal to grantee

An Option shall be personal to the option holder and shall not be assignable or transferable.

(i) Rights attaching to Shares allotted

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

(j) Rights on retirement, death or total permanent physical or mental disability

If an option holder retires, dies or becomes totally permanently physically or mentally disabled, the Option may be exercised within such period of time as is specified in the option agreement (but in no event later than the expiration of the term of such Option as set forth in the option agreement).

In the absence of a specified time in the option agreement, the Option shall remain exercisable for twelve (12) months (or such longer period as the Board shall decide) following the relevant option holder's retirement, death or total permanent physical or mental disability. The Option may be exercised within that period by the personal representatives of the option holder.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(k) Termination other than for retirement, death, permanent disability

If an option holder ceases to be a Qualifying Grantee (irrespective of whether the termination of employment or service contract of an option holder was lawful or unlawful, including allegations of unlawfulness), the Option shall immediately lapse subject to paragraph (l) below.

(l) Discretion on termination other than for retirement, death, permanent disability

If an option holder ceases to be a Qualifying Grantee other than for reasons provided under paragraph (j), the Board, before such cessation takes effect, may, but is not obliged to, exercise its discretion to extend the term of such Option, for such period as the Board shall determine but in no event later than the expiration of the term of such Option as set forth in the option agreement.

(m) Right on takeover

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the option holder shall be entitled to exercise the Option (to the extent not already exercised) at any time within one month (or such longer period as the Board shall decide) after the date on which the offer becomes or is declared unconditional.

(n) Rights on compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company(s), the Company shall give notice to the option holder on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the option holder (or his personal representatives) may until the expiry of the period commencing with such date and

ending with the earlier of the date 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. The Company may require the option holder to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the option holder in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

(o) Rights on voluntary winding-up of the Company

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all option holders (together with a notice of the existence of the provisions of the Share Option Scheme relating to this paragraph (o)) and thereupon, each option holder (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the option holder credited as fully paid.

(p) Lapse of Option

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (c), (j) and (t), an Option shall lapse automatically (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (j), (l), (m), (n) and (o), or as the case maybe, the time from which the option holder ceases to be a Qualifying Grantee pursuant to paragraph (k); and (iii) the date on which the Board certifies that there has been a breach of paragraph (h).

(q) Cancellation of Option

Options granted but not exercised may be cancelled by the Company with the approval of the option holder. Where the Company cancels Options and offers to issue new ones to the same Qualifying Grantee, the issue of such new Options may only be made under the Share Option Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (r) below.

(r) Maximum number of Shares available under the Share Option Scheme

(i) Overriding Limit

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes must not exceed 30% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) Mandate Limit

In addition to the limit set out in sub-paragraph (r)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (r) (iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the Share Option Scheme ("Mandate Limit") *(Note)*. Options lapsed in accordance with the terms of the Share Option Scheme or any other schemes will not be counted for the purpose of calculating the 10% limit.

Note: Based on 622,500,000 total issued Shares as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company prior to the date of adoption of the Share Option Scheme, the Mandate Limited will be 62,250,000 shares.

(iii) Refreshing of Mandate Limit

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of approval of refreshing the limit. Options previously granted under the Scheme (including those outstanding, cancelled, lapsed in accordance with the schemes of the Company or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

(iv) Grant to specifically identified Qualifying Grantees

Specifically identified Qualifying Grantees may be granted Options beyond the Mandate Limit. The Company may in addition seek separate approval by its Shareholders in general meeting for granting Options beyond the Mandate Limit provided the Options in excess of the limit are granted only to Qualifying Grantees specifically identified by the Company before such approval is sought and in which event, the Company shall send a circular to the Shareholders containing details and information as required under the Listing Rules. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) Limit for each Qualifying Grantee

The total number of Shares issued and to be issued upon exercise of Options (whether exercised or outstanding) in any 12-month period granted to each Qualifying Grantee must not exceed 1% of the Shares in issue. Any further grant of Options in excess of this limit is subject to separate approval by the Shareholders in general meeting with the relevant option holder and his associates (as defined in the Listing Rules) abstaining from voting and in which event, the Company shall send a circular to the Shareholders containing details and information as required under the Listing Rules. The date of board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price of these options.

(s) Effects of reorganisation of capital structure

In the event of a capitalisation issue, rights issue, open offer, subdivision or consolidation of the Shares or reduction of the capital of the Company, whilst any Option may remain exercisable corresponding adjustments (if any) shall be made to the number and/or nominal amount of Shares subject to the Option so far as unexercised; the subscription price; and/or the maximum number of Shares referred to in paragraph (r) above, as the

auditors shall certify in writing to the Board that these adjustments are in their opinion fair and reasonable and comply with the Listing Rules (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such adjustments shall be made on the basis that the aggregate subscription price payable by an option holder on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such adjustments shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such adjustments shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any option holder is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such adjustments.

(t) Alteration to the Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules (including the provisions under paragraphs (d), (f), (g), (h), (i), (p), (q), (r), (s), (t) and (v)) shall not be altered to the advantage of option holders or prospective option holders except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the option holders as would be required of the Shareholders under the Articles of Association for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the Share Option Scheme, which are of a material nature and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. The amended terms of the Share Option Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Share Option Scheme shall be approved by the Shareholders.

Subject to the Listing Rules and the terms of the Share Option Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

Note: Insofar as the Board's discretion to vary an option agreement is concerned, such right must be exercised in accordance with the Listing Rules and the terms of the Share Option Scheme.

(u) Termination of Share Option Scheme

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered after the Share Option Scheme is terminated but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid.

(v) Offers made to a director, chief executive or a substantial shareholder of the Company or any of their respective associates

Subject to sub-paragraphs (r)(iv) and (r)(v) above, but only insofar as and for so long as the Listing Rules require:

(a) where any offer of an Option is proposed to be made to a director, chief executive or a substantial shareholder of the Company or any of their respective associates, such offer must first be approved by the independent non-executive directors of the Company (excluding the independent non-executive director who is the grantee of an Option); and

(b) no option may be granted to any employee who is also a substantial shareholder of the Company, or an independent non-executive director of the Company or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% of the issued share capital of the Company; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of such grant, in excess of HK$5,000,000

Unless such grant of such options is approved by the Shareholders in a general meeting by way of poll with all connected persons of the Company abstaining from voting. The Company shall also comply with the requirements under Rule 13.39(5) (in relation to poll results announcement), Rule 13.40 (in relation to connected person voting against the resolution approving such grant), Rule 13.41 (in relation to voting requirements on adjournment of meeting) and Rule 13.42 (in relation to appropriate voting procedure) of the Listing Rules. For so long and insofar as the Listing Rules so require, any change in the terms of option granted to an employee who is also substantial shareholder of the Company, an independent non-executive director or any of their respective associates, must be approved by the shareholders of the Company in general meeting.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE is HEREBY GIVEN that the Extraordinary General Meeting of the Shareholders will be held at Prestige Room, Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Monday, 17 October 2005 at 10:30 a.m. or so soon thereafter the extraordinary general meeting of the Company convened to be held on the same date and place at 10:00 a.m. shall have closed for the purpose of considering, if thought fit, passing with or without amendments, the following resolution as ordinary resolution of the Company:–

ORDINARY RESOLUTION

"**THAT**

(a) conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the **"Share Option Scheme"**), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme; and

(b) conditional upon the Share Option Scheme becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 16 May 1997 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 28 September 2005

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例在香港註冊成立之有限公司)

(網址:www.behl.com.hk)

(股份代號:392)

茲通告本公司將於二零零五年十月十七日(星期一)上午十時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige 廳(或緊隨本公司於同日上午十時正假座同地舉行之股東特別大會結束後)舉行股東特別大會,藉以考慮及酌情通過下列決議案(不論經修訂與否)為本公司普通決議案:

普通決議案

「**動議**

(a) 待香港聯合交易所有限公司批准根據於本通告發出日期同日寄發予股東之通函內所述購股權計劃(註有「A」字樣之購股權計劃主要條款文本已呈交大會並由主席簽署以資識別)(「**購股權計劃**」)授出之任何購股權獲行使而須予發行之股份上市及買賣後,批准及採納購股權計劃為本公司購股權計劃,並授權本公司董事據此授出購股權及根據購股權計劃配發及發行股份,以及採取一切必須或合適之步驟以實施該項購股權計劃;及

(b) 待購股權計劃成為無條件後,本公司於一九九七年五月十六日採納之現有購股權計劃將自此決議案成為無條件之日期起終止。」

承董事會命
公司秘書
譚振輝

香港,二零零五年九月二十八日

(b) 倘向本身亦為本公司主要股東之任何僱員或本公司獨立非執行董事或彼等各自之任何聯繫人士授出認股權，將導致於截至該項授出日期（包括該日）止十二個月期間因行使根據認股權計劃及本公司任何其他計劃而向該名人士已經或將會授出之所有認股權（包括已行使、已註銷及未行使之認股權）而已經及將會發行之股份數目：

(i) 合共超過本公司已發行股本0.1%；及

(ii) 按股份於該授出日期收市價計算之總值超過5,000,000港元

則不得授出認股權，除非該項認股權的授出於股東大會上經本公司股東按股數投票表決批准，而所有本公司關連人士須放棄投票。本公司亦須遵守上市規則第13.39(5)條（有關按股數投票表決結果之公佈）、第13.40條（有關關連人士投票反對批准授出之決議案）、第13.41條（有關押後會議之投票規定）及第13.42條（有關適當投票程序）之規定。根據上市規則規定，任何有關向本身亦為本公司主要股東之僱員、獨立非執行董事或彼等各自之任何聯繫人士授出認股權之條款之變動，必須由本公司股東於股東大會批准。

在上市規則及購股權計劃條款之規限下，董事會可隨時全權酌情以寬仁或任何其他理由撤除、豁免或更改施加於購股權協議之條件、限制或限額。

附註： 董事會酌情決定修訂購股權協議，有關權利必須按照上市規則及購股權計劃條款行使。

(u) 終止購股權計劃

本公司可於股東大會通過普通決議案或由董事會隨時終止運作購股權計劃，而在此情況下將不再授出任何購股權，惟購股權計劃之所有其他規定則繼續全面生效。於購股權計劃終止前授出之所有購股權及當時尚未行使之購股權將繼續有效。

(v) 向本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人士提出要約

在上文(r)(iv)及(r)(v)分段之規限（惟僅以上市規則規定為限）下：

(a) 倘向本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人士提議任何認股權要約，該項要約須首先經本公司獨立非執行董事（不包括為認股權承授人之獨立非執行董事）批准；及

關調整之基準為購股權持有人在全面行使任何購股權時支付之認購價將盡量維持至與未出現有關調整前者相同，惟不會高於有關金額；(ii)該等調整不得使股份低於面值發行；及(iii)有關調整不得使任何購股權持有人根據彼持有之購股權有權認購之本公司已發行股本比例增加。

為免生疑，發行證券作為一項交易代價不得被視為作出任何有關調整之情況。

(t) 修訂計劃

董事會可通過決議案修訂購股權計劃任何內容，惟於本公司股東大會事先通過決議案批准前，購股權計劃有關上市規則第17.03條(包括(d)、(f)、(g)、(h)、(i)、(p)、(q)、(r)、(s)、(t)及(v)段之條文)所述事宜之規定不得作出有利於購股權持有人或潛在購股權持有人之修訂。有關修訂亦不得損害在作出修訂前任何已經或同意授出之購股權，惟根據本公司當時之公司細則就更改股份所附權利而須取得大多數購股權持有人，猶如取得大多數股東之同意或批准除外。除根據購股權計劃現有條款自動生效之修訂外，購股權計劃條款及條件之任何重大修訂及已授出購股權條款之任何變動均須經股東批准。購股權計劃之經修訂條款須符合上市規則第17章之有關規定。凡因修訂購股權計劃條款而使董事局之職權出現任何變動，必須獲得股東批准。

(iii)　更新授權上限

本公司可透過股東普通決議案更新授權上限。然而，根據已更新上限，因根據本公司所有計劃將授出之所有購股權獲行使時而可能發行之股份總數，不得超過批准更新上限之日已發行股份10%。就計算更新上限而言，先前根據計劃授出之購股權（包括根據本公司購股權計劃未行使、已註銷、失效或已行使購股權）將不會計算在內。

(iv)　向指明合資格承授人授予購股權

特別指明之合資格承授人可獲授超出授權上限之購股權。本公司亦可於股東大會另行徵求股東批准，以授出可超過授權上限之購股權，惟於徵求該等批准前，超過授權上限之購股權僅可授予本公司特別指明之合資格承授人。在該情況下，本公司必須向股東寄發載有上市規則規定的詳情及資料之通函。建議進一步授出購股權之董事會會議日期，將被當作批准上述授出之日期。

(v)　每名合資格承授人之最高權利

每名合資格承授人於任何十二個月期間因行使獲授之已經及尚未行使購股權而已經或將會發行之股份總數，不得超過已發行股份1%。任何進一步授出超出上限之購股權須獲得股東於股東大會另行批准，而有關購股權持有人及其聯繫人士（定義見上市規則）須放棄投票。在該情況下，本公司必須向股東寄發載有上市規則規定的詳情及資料之通函。就計算該等購股權之行使價而言，建議進一步授出購股權之董事會會議日期，將被當作授出日期。

(s)　股本結構重組之影響

倘在任何購股權仍可予行使時出現資本化發行、供股、公開發售、股本分拆或合併或削減本公司股本，則尚未行使購股權涉及之股份數目及／或面值、認購價，以及／或上文(r)段所述股份之最高數目，將須作出相應調整（如有），而核數師向董事局以書面證明彼等認為該等調整符合於購股權計劃列出之條款，並符合上市規則，惟毋須有關證明之資本化發行情況除外，而(i)作出任何有

(q) 註銷購股權

已授出但未行使之購股權經購股權持有人批准可由本公司註銷。倘本公司註銷購股權及向同一名合資格承授人提呈發行新購股權，僅可根據當中尚有可用之未發行購股權（不包括已註銷購股權）之購股權計劃，按下文(r)段所載上限發行。

(r) 購股權計劃項下可用之最高股數

(i) 凌駕性限制

因根據購股權計劃及任何其他計劃授出而尚未行使之所有發行在外購股權獲行使而可能發行之最高股數，不得超過本公司不時已發行股份30%。倘若會導致超逾上限，則不得根據本公司任何計劃授出購股權。

(ii) 授權上限

除上文(r)(i)分段所載上限者外及於下文(r)(iii)分段所述更新授權上限批准前，根據認股權計劃及其他任何計劃將授出之所有認股權獲行使而可能發行之股份總數合計不得超過於批准認股權計劃日期已發行股份10%（「授權上限」）(附註)。就計算10%上限而言，根據認股權計劃或任何其他計劃條款而失效之認股權將不會計算在內。

*附註：*根據最後可行日期合共622,500,000股已發行股份及假設在採納認股權計劃日期前本公司已發行股本並無變動而釐定，授權上限為62,250,000股股份。

購股權，惟行使前述購股權須取決於有關妥協或安排獲得法庭批准及生效。本公司可要求購股權持有人轉讓或以其他方式處理在該等情況下行使購股權所獲發行之股份，致令購股權持有人之狀況與根據上述妥協或安排處理股份之情況盡量相同。

(o)　本公司自動清盤之權利

倘本公司向股東發出通知召開股東大會，以考慮及酌情批准本公司自動清盤之決議案，則本公司須於發出上述通知予本公司股東之同日或隨即通知所有購股權持有人（連同載有提及本(o)段有關之購股權條文之注意事項），而各購股權持有人或其個人代表有權在可不遲於建議舉行本公司股東大會日期前兩個營業日隨時向本公司發出書面通知，並附上通知所述股份總認購價之全數款項，行使全部或任何尚未行使之購股權，而本公司其後須盡快向購股權持有人配發入賬列作繳足之有關股份，惟無論如何不得遲於上述建議舉行股東大會之日前一個營業日。

(p)　購股權失效

在董事會酌情延長(c)、(j)及(t)段所述購股權期間之規限下，尚未行使之購股權於以下較早者自動失效：(i)購股權期間屆滿；(ii)(j)、(l)、(m)、(n)及(o)段所述任何購股權期間屆滿，或（視情況而定）購股權持有人根據(k)段終止為合資格承授人時；及(iii)董事會證明出現違反(h)段事項之日。

倘認股權協議並無指定時間，認股權仍可於有關認股權持有人退休、身故或永久傷殘或精神不健全十二(12)個月(或董事會決定之較長時間)內行使。認股權可由認股權持有人個人代表於該期間行使。

倘購股權並未於上述指定時間內行使，有關購股權將告失效。

(k)　退休、身故及永久傷殘以外之終止情況

倘購股權持有人終止為合資格承授人，不論購股權持有人之任期或服務合約是否屬合法或不合法終止，購股權在下文(l)段之規限下將即時失效。

(l)　退休、身故及永久傷殘以外之酌情終止情況

倘購股權持有人基於(j)段以外之原因終止為合資格承授人，董事會於終止生效前可（但不受限於）行使酌情權，釐定所延長購股權期間，惟無論如何不得遲於購股權協議所述有關購股權條款屆滿之日。

(m)　收購之權利

倘向全體股份持有人（或收購人及／或由收購人控制之任何人士及／或與收購人一致行動之任何人士以外之所有該等持有人）以收購方式提出全面收購，而該收購建議於各方面成為或宣佈成為無條件，則購股權持有人有權於收購建議成為或宣佈成為無條件日期後一個月（或董事會決定之該等較長期間）內隨時行使尚未行使之購股權。

(n)　妥協或安排之權利

倘本公司與其股東或債權人就與任何其他公司合併而提出妥協或安排，本公司須於通知其股東或債權人召開會議以考慮該妥協或安排之同日，向購股權持有人發出通知。據此，購股權持有人或其個人代表可於該日期起至其後兩個曆月或法院批准上述妥協或安排日期（以較早者為準）屆滿前，行使其任何

(f) 認購價

任何個別購股權之認購價須為董事會於授出有關購股權時全權決定之價格，惟認購價不得低於以下較高者：(i)股份在授出購股權日期(必須為營業日)在聯交所每日報價表所列收市價；(ii)股份在緊接授出購股權日期前五個交易日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

(g) 購股權期間

根據購股權，認購股份之期間，須由董事會在授出購股權時全權酌情釐定，惟該期間不得超過授出有關購股權日期起計十年。

(h) 屬承授人個人之權利

購股權屬購股權持有人個人所有，不得出讓或轉讓。

(i) 所配發股份所附權利

行使購股權而配發之股份須受本公司當時生效之公司細則條文所規限，並與配發日期已發行之繳足股份享有同等權利，及據此給予持有人權利享有配發日期或之後派付或作出之所有股息或其他分派，惟於有關記錄日期為配發日期前宣派或建議或議決派付或作出之任何股息或其他分派除外。

(j) 退休、身故或永久傷殘或精神不健全之權利

倘購股權持有人退休、身故或永久傷殘或精神不健全，購股權可於購股權協議指定之該期間行使，惟無論如何不遲於購股權協議所列該購股權之條款屆滿之日。

- 根據認股權須認購股份之期限，有關期限不得超過認股權授出日後十年；
- 最低期間（如有），購股權可歸屬前須持有之期間，而購股權本身並無指定任何最低持有期；
- 在購股權可予行使前須達至之表現目標（如有），而購股權計劃本身並無指定任何表現目標；

惟董事會就任何合資格承授人施加之任何該等限制不得較根據計劃及上市規則規定所施加之限制寬鬆；

(vi) 解釋及詮釋購股權計劃及根據購股權計劃授出之購股權之條款；

(vii) 在(t)段之規限下，訂明、修訂及刪除有關購股權計劃之規則及條例，包括有關為符合根據外國法例之優先處理而設立之分計劃之規則及條例；

(viii) 修改任何購股權協議之條款及條件，惟該修改不會與上市規則及購股權計劃之條款不一致。

(d) 授出購股權

在購股權計劃條款及上市規則規定及在其規限下，董事會有權在採納購股權計劃之日起計十年內，隨時全權酌情予甄選之任何合資格承授人授出購股權。

(e) 接納購股權提呈建議之付款

購股權之提呈由提呈日期（不包括提呈當日）起計二十八日期間可供合資格承授人接納。於接納購股權提呈時，購股權持有人須向本公司支付1.00港元，倘有關付款並無於接納時作出，接納提呈將會構成由有關購股權持有人承諾於本公司要求時支付1.00港元。

購股權計劃

以下為擬於股東特別大會提呈批准之購股權計劃之主要條款概要：

(a) 目的

購股權計劃旨在吸引及保留高質素員工發展本公司業務；為本集團僱員、行政人員及董事提供額外獎勵；以及藉連繫購股權持有人及股東之利益，促進本公司長遠財務成功。

(b) 可參與人士

根據購股權計劃條款與上市規則規定及在其規限下，董事會可全權決定酌情甄選任何合資格承授人，向彼等授出購股權。

附註： 董事會將根據購股權計劃之目的及為執行購股權計劃而挑選合資格承授人。

(c) 管理

購股權計劃由董事會管理。董事會管理權力包括有權酌情：

(i) 根據購股權計劃甄選可能獲授購股權之合資格承授人；

(ii) 在上市規則及法例之規定下，釐定何時可授出購股權；

(iii) 根據認股權計劃釐定將授出之每份認股權所涵蓋股份數目；

(iv) 批准購股權協議之形式；

(v) 在購股權計劃條款及上市規則規定之規限下，在各情況按董事會可能決定之因素釐定任何購股權之條款及條件。該等條款及條件可能包括：

- 認購價；

推薦意見

董事相信，採納購股權計劃之建議符合本公司及股東最佳利益，故此董事會建議股東投票贊成將於股東特別大會提呈有關採納購股權計劃及終止本公司現有購股權計劃之決議案。

此　致

列位股東　台照

承董事會命
北京控股有限公司
主席
衣錫群
謹啟

二零零五年九月二十八日

隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席該股東特別大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡早交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。該表格無論如何最遲須於大會（或其任何續會）指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

按照上市規則規定，本公司將於股東特別大會舉行日期後之營業日在報章公佈於股東特別大會有關採納購股權計劃之決議案之結果。

按股數投票表決程序

以下段落載列股東可能根據本公司之組織章程大綱及細則於本公司股東大會上要求按股數投票表決之程序。

根據本公司組織章程細則第75條，於任何股東大會上，被提呈以於大會上表決之決議案，將以舉手方式表決，除非以按股數投票表決之要求被下列人士提出（在宣布舉手表決結果時或之前或在撤銷其他任何以按股數投票表決之要求時）：

(a) 大會主席；或

(b) 不少於三名親身出席之股東（或如股東為公司，則為其正式法定代表）或當時有權在會上投票之代表；或

(c) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表；或

(d) 持有獲授予權利可於大會上投票之本公司股份之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。

董事認為，按購股權計劃下可授出之全部購股權已於最後可行日期授出之假設而註明該等購股權之價值，並不恰當。董事考慮到將影響計算購股權價值之重要變數尚未釐清，任何有關購股權於最後可行日期之價值的陳述對股東而言將不具意義。該等變數包括行使價、行使期、任何禁售期、董事根據購股權計劃可能制定的任何表現目標及其他有關變數。在這一前提下，董事認為購股權之價值取決於某些變數，這些變數不是難以確定就是僅能按某些假定基準及推測假設確定。因此，董事相信對購股權之價值進行任何計算並無意義，在目前情況下更可能誤導股東。

購股權計劃之主要條款概要載於本通函附錄，作為購股權計劃之條款概要，惟並不構成其全部條款。購股權計劃之全部條款可於本通函日期至股東特別大會日期（包括當日）在本公司主要營業地點（地址為香港灣仔港灣道18號中環廣場43樓4301室）及在股東特別大會查閱。

股東特別大會通告

本公司謹訂於二零零五年十月十七日（星期一）上午十時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige 廳（或緊隨本公司於同日上午十時正假座同地舉行之股東特別大會結束後假座上址）舉行股東特別大會，大會通告載於本通函第18至19頁。將於股東特別大會提呈之普通決議案包括(i)批准購股權計劃、授權董事據此授出購股權及根據購股權計劃配發及發行股份；及(ii)終止本公司現有購股權計劃。

於二零零五年十月十七日採納購股權計劃須待達成以下條件方可作實:

(a) 股東在股東特別大會上批准;及

(b) 聯交所授出批准因根據購股權計劃而將予發行之股份上市及買賣。

本公司已向聯交所申請批准因根據購股權計劃而將予發行之股份(佔於股東特別大會舉行日期本公司已發行股本10%)上市及買賣。

董事相信,吸引及激勵高質素員工為本公司成功及增長之關鍵。本公司現有購股權計劃於一九九七年五月十六日採納。鑑於規管此等股份計劃運作之上市規則在其後出現重大變動,以及由於現有購股權計劃將於短期內(兩年內)屆滿,董事認為遵照上市規則第17章採納購股權計劃以取代現有購股權計劃乃符合本公司利益。

於最後可行日期,所有根據現有購股權計劃授出之購股權已經失效或註銷。董事會無意於自最後可行日期起至股東特別大會日期止期間內據本公司之現有購股權計劃再進一步授出購股權。建議待購股權計劃獲採納後,本公司現有購股權計劃將由採納購股權計劃起終止。

董事相信,購股權計劃能繼續為合資格承授人提供透過認購本公司股份參與本公司發展之機會,從而吸引及保留對本公司成功作出貢獻之合資格承授人。購股權計劃旨在鼓勵合資格承授人對本公司進一步作出貢獻。董事會相信,根據購股權計劃給予董事會授權以訂明任何最低持有期及/或表現目標作為授出任何購股權之條件及最低認購價之規定,以及按購股權計劃規則指定之方式甄選適當的合資格承授人,將保障本公司價值及達致吸引及保留對本公司成功作出貢獻的目的。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例在香港註冊成立之有限公司）

（網址：www.behl.com.hk）

（股份代號：392）

執行董事：
衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
郭迎明先生
劉　凱先生*（副總裁）*
鄭萬河先生
李　滿先生
郭普金先生
周　思先生
鄂　萌先生*（副總裁）*

獨立非執行董事：
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處：
香港灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者：

建議採納購股權計劃
及
終止現有購股權計劃

董事建議採納將於二零零五年十月十七日舉行之股東特別大會提呈股東批准之購股權計劃。本公司於一九九七年五月十六日採納之現有購股權計劃將於及須待購股權計劃獲採納後終止。

「購股權」	指	根據購股權計劃授出之股份認購權
「合資格承授人」	指	本公司或任何附屬公司委聘之任何人士或身為本公司或任何附屬公司董事(包括非執行董事)之任何人士。購股權持有人不會因(a)任何本公司或有關附屬公司批准之休假;或(b)本公司與任何附屬公司之間或各附屬公司之間職位調動,而終止為僱員
「購股權計劃」	指	擬於股東特別大會建議採納之購股權計劃,其主要條款載於附錄
「股份」	指	本公司股本中每股面值0.1港元之普通股
「股東」	指	已發行股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予涵義
「港元及仙」	分別指	香港法定貨幣港元及仙
「%」	指	百分比

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	上市規則所賦予涵義
「董事會」	指	董事會或其正式授權之委員會
「本公司」	指	北京控股有限公司，根據公司條例於香港註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	上市規則所賦予涵義
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零五年十月十七日（星期一）上午十時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige廳（或緊隨本公司於同日上午十時正假座同地舉行之股東特別大會結束後假座上址）舉行之股東特別大會或其任何續會，大會通告載於本通函第18至19頁
「本集團」	指	本公司及其不時之附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港法定貨幣港元
「最後可行日期」	指	二零零五年九月二十六日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	經不時修訂之聯交所證券上市規則

本通函載有上市規則所規定之詳情，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函所述事實內容為真確及無誤導成分，當中所表達意見內容乃經審慎周詳考慮作出。本通函並無遺漏任何其他事實，致令當中任何內容產生誤導。

目　錄

頁次

責任聲明 ii

釋義 1

有關採納購股權計劃之董事會函件 3

附錄－購股權計劃主要條款 8

股東特別大會通告 18

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例在香港註冊成立之有限公司）

（網址：www.behl.com.hk）

（股份代號：392）

建議採納購股權計劃
及
終止現有購股權計劃

北京控股有限公司謹訂於二零零五年十月十七日（星期一）上午十時三十分假座香港灣仔港灣道18號中環廣場35樓環亞會議中心Prestige 廳（或緊隨本公司於同日上午十時正假座同地舉行之股東特別大會結束後假座上址）舉行股東特別大會，大會通告載於本通函第18至19頁。隨函附奉股東特別大會適用之代表委任表格，此代表委任表格亦刊載於香港聯合交易所有限公司之網頁內(www.hkex.com.hk)。

無論　閣下能否出席該股東特別大會，務請將隨附之代表委任表格上按其上印列之指示填妥，並盡早交回本公司於香港之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。該表格無論如何最遲須於大會（或其任何續會）指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

二零零五年九月二十八日